UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

ITEM

1.	Call notice to the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022

2.	Manual for Participation in the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

3.	Minutes of the Board of Directors’ Meeting Held on March 18, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

4.	Distance Voting Ballot for the annual general shareholders' meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

5.	Distance Voting Ballot for the extraordinary general shareholders' meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

6.	Notice to Shareholders regarding a capital increase from the exercise of options, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

7.	Management proposal for the annual and extraordinary general shareholders’ meetings to be held on April 20, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 22, 2022.

Item 1

Call notice to the annual and extraordinary general shareholders’ meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022

NATURA &CO HOLDING S.A.

CNPJ/MF No. 32.785.497/0001-97	Publicly Held Company	State Registration (NIRE) 35.300.531.582

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held, at 8:00 a.m. of April 20, 2022 (“General Meetings” or “AEGM”), exclusively digitally, with participation through the Chorus Call electronic system, in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss and vote the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2021;

(2) examine, discuss and vote the capital budget proposal for the fiscal year ending on December 31, 2022;

(3) examine, discuss and vote on the proposed allocation of the net profits for the fiscal year ended on December 31, 2021, and the distribution of dividends;

(4) define the number of members for the Company’s Board of Directors;

(5) resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

(6) elect the members of the Company’s Board of Directors; and

(7) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2022.

At the Extraordinary General Meeting:

(1) resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021; and

(2) Resolve on the amendment to article 5 and the consolidation of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.

General Information about the Matters Under Deliberation:

In accordance with the provisions of Law No. 6,404, of December 15, 1976 ("Corporations Law”), and CVM Instruction No. 481, of December 17, 2009 (“CVM Instruction 481”), the Company will carry out the AEGM in an exclusively digital way, through the Chorus Call electronic system, without the possibility of physical attendance.

Shareholders holding registered common shares without par value, issued by the Company, may participate in the General Meetings by themselves, by their legal representatives or proxies, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of the Corporations Law. The shareholders that participate in the Fungible Custody of Registered Shares of B3 S.A. - Brasil, Bolsa, Balcão that wish to participate in the General Meetings shall present an updated statement of their equity interest provided by the custodian institution.

Remote Voting Ballot

If the shareholder chooses to exercise the right to vote through the remote voting ballot (“Ballot”) made available by the Company under the terms of CVM Instruction 481, the shareholder may send the Ballot through the following channels: (1) in case of shares issued by the Company deposited with Itaú, the financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú, as informed in the Handbook for Participation in General Meetings; (2) in case they have shares issued by the Company deposited with custodian institutions, submit the voting instructions to the custodian institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custodian institution, as informed in the Handbook for Participation in General Meetings; or (3) by sending directly to the Company, the digital or hard copy, according to guidance and terms contained in the Handbook for Participation in General Meetings. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481, as well as the instructions and terms contained in the Handbook for Participation in General Meetings and in the Ballots published by the Company.

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

If the Bulletin is sent directly to the Company, within three (3) days as of receipt of the digital or hard copies of said documents, the Company shall send a notice confirming receipt to the shareholder, preferably by means of the electronic address informed by the shareholder in the Ballot, with respect to receipt of the documents and their acceptance thereof.

Notwithstanding the possibility of sending the Ballot and other documents in physical form the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, via e-mail ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”).

Digital Participation

Shareholders will also be able to participate in the Meetings digitally, through the Chorus Call electronic system, pursuant to the AEGM Participation Manual and Management Proposal. Pursuant to article 21-C, §§2 and 3 of CVM Rule No. 481, shareholders will have the option of:

(i) simply take part in the General Meetings, whether the Shareholders have sent in the remote voting ballot or not; or

(ii) participate and vote at the Meeting, observing that, with regard to the shareholder that have already sent in the Bulletin and that, if it so wishes, vote at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

To participate in the Meetings digitally, shareholders must request prior registration through the email address ri@natura.net (Subject: "Attendance AEGM 2022”), together with sending in digital form, in the same email, of the necessary documentation, as indicated below and in the Handbook for Participation in the General Meetings, which establishes in greater detail the documents necessary for prior accreditation, for participation in digital form and for the of receiving the link to access the General Meetings. The request for registration to participate in digital form in the Meetings must be received by the Company no later than April 18, 2022.

For registration purposes, Shareholders must send to the Company, without failure until April 18, 2022, the updated proof of ownership of the common shares, registered and without par value, issued by the Company, issued by Itaú and/or by a custodian, as well as the following documents:

(i) individual shareholders: an identification document with photograph;

(ii) shareholders that are legal entities: the latest consolidation of the bylaws or articles of association and documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s);

(iii) shareholders that are investment funds: the latest consolidated regulation of the fund, bylaws, or articles of association of its administrator and documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders' identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

We inform that the Handbook for Participation in General Meetings and the Management Proposal, as well as the other documents provided by law and in the applicable regulation, remain available to the shareholders at the Company's principal place of business located at Avenida Alexandre Colares, no. 1.188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, on the Company's Investor Relations website (https://ri.naturaeco.com), on the Securities Commission website (https://www.gov.br/cvm/pt-br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all information required to better understand the matters above, pursuant to the provisions of law.

Pursuant to article 3 of CVM Rule No. 165/91 and to article 4 of CVM Rule No. 481, the Company informs that the minimum percentage of the voting capital stock for requirement of adoption of the multiple voting procedure for election of the members of the Board of Directors is of five percent (5%). The Company also informs that, pursuant to paragraph 1 of article 141 of Law 6,404/76, the request for adoption of the multiple voting must be made by the shareholders up to forty-eight (48) hours before the Annual General Meeting.

São Paulo, March 18, 2022.

GUILHERME PEIRÃO LEAL

Co-chairman of the Board of Directors

 Item 2

 Manual for Participation in the annual and extraordinary general shareholders' meetings, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

Handbook for Participation in Annual and Extraordinary General Meetings Date: April 20, 2022 Time: 08:00 a.m. Location: exclusively digital meeting

1. Invitation	3

2. Procedures and Terms	4

2.1. Digitally Present Shareholder - – Mandatory Prior Registration	4

2.2. Shareholders Represented by Proxy	5

2.3. Instructions for Using and Accessing the Digital Platform for Participation in Digital Mode	6

2.4. Participation through Remote Voting Ballot:	7

2.4.1. Exercise of remote voting right by means of the Ballot in digital format	8

2.4.2. Exercise of remote voting right by means of the Ballot sent directly to the Company on hard copy	9

2.5. Conflict of Interests	10

3. Call Notice of the Annual and Extraordinary General Meetings	11

4. Information on the Matters Subject to Resolution	15

1. INVITATION

São Paulo, March 18, 2022.

Dear Shareholder,

Natura &Co Holding S.A. (“Company” or “Natura & Co”) invites you to participate in the Annual and Extraordinary Shareholders' Meetings to be held jointly at 8:00 a.m. on April 20, 2022 ("AEGM” or “General Meetings”), in order to resolve on the matters contained in the call notice, as per item 3 of this Handbook for Participation in General Meetings (“Handbook”).

Participation of shareholders in the General Meetings is of great importance. Pursuant to applicable regulations, the Company made available, through the worldwide web, the information and documents set out in Law No. 6,404, of December 15, 1976 (“Corporations Law”) and the Brazilian Securities and Exchange Commission (“CVM”) Rule No. 481, of December 17, 2009 (“CVM Rule No. 481”).

Please feel free to examine the Management Proposal and other documents related to the AEGM on Natura &Co Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm/pt-br), on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and in the Company’s principal place of business.

The AEGM will be held exclusively digitally, with participation through the Chorus Call electronic system, without the possibility of physical participation. Alternatively, we encourage participation by sending the remote voting ballot, as instructed in this Manual.

Natura &Co's Investor Relations Board of Officers is available to shareholders to provide clarification through the following channels:

https://ri.naturaeco.com/

ri@natura.net

Viviane Behar de Castro

Investor Relations Officer

2. PROCEDURES AND TERMS

For the instatement of the Annual General Meeting, upon first call, the presence of Shareholders of at least one-quarter (1/4) of registered common shares without par value issued by the Company shall be necessary, pursuant to the provisions of article 125 of the Corporations Law.

For the installation of the Extraordinary General Meeting to resolve on all items on the agenda on the first call, the presence of shareholders holding at least two thirds (2/3) of the common, nominative shares with no par value of issuance of the Company shall be necessary, pursuant to article 135 of the Corporates Law. If this quorum is not obtained, but the presence of shareholders representing at least one quarter (1/4) of the common shares is registered, the Extraordinary General Meeting will be instated only to resolve on the first item on the agenda, which does not require a qualified quorum, in view of not implying a change in the Bylaws.

In case such quorum is not reached, the Company will announce a new date for the General Meetings to be held. On second call, they can be instated with any given number of attending shareholders.

Shareholders must participate exclusively digitally, through the company's Chorus Call electronic system, without the possibility of physical attendance. The Shareholders may also cast their votes by means of remittance of the remote voting ballot, as provided for in CVM Rule No. 481.

2.1. Digitally Present Shareholder - Mandatory Prior Registration

The AEGM will be held exclusively digitally, through the Chorus Call electronic system, without the possibility of physical attendance.

Pursuant to Article 21-C, §§2 and 3 of CVM Rule No. 481, shareholders will have the option of (I) simply participating in the Meetings, whether or not they have sent the remote voting ballot; or (ii) participating and voting at the Meetings, observing that, with regard to the shareholder that have already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

The Company shall begin the registration of shareholders to attend the General Meetings soon after publication of the Call Notice. To participate in the Meetings digitally, shareholders must request prior registration through the email address ri@natura.net (Subject: "Participação AGOE 2022”), together with sending the shareholder’s contact email and telephone number and the necessary documentation, in the same e-mail, as indicated below. The request for registration to participate in digital form in the Meetings must be received by the Company without fail until April 18, 2022. The required documentation is as follows:

(i) individual shareholders:

(a) updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian agent; and

b) identification of the shareholder with photo. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

(ii) legal entity shareholders:

(a) updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian agent;

(b) last consolidation of the bylaws or articles of association;

(c) documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

(d) identification document with photograph of the legal representative(s) or Proxy.

(iii) shareholders who are investment funds:

(a) updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian agent; and

(b) latest restated rules of the fund.

(c) bylaws or articles of association of its manager.

(d) documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not a director elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes); and

(e) identification document with photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders' identification documents, as well as of proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

Shareholders who do not send the necessary information by email under the terms of this Handbook by April 18, 2022 will not be able to participate in the AEGM digitally.

2.2. Shareholders Represented by Proxy

The shareholder may be represented in the AEGM by a Proxy appointed less than one (1) year ago, as set out in paragraph 1 of article 126 of the Corporations Law.

For Shareholders that are legal entities, as per the understanding of the Board of CVM at a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the proxy may or may not be a shareholder or manager of the Company, attorney of financial institution.

The Proxy representing more than one shareholder must attach the necessary representation documentation for the qualification of each Shareholder to be represented by them at the AEGM, as indicated above.

Proxies who do not send the necessary information by email under the terms of this Handbook by April 18, 2022 will not be able to participate in the AEGM digitally.

2.3. Instructions for Using and Accessing the Digital Platform for Participation in Digital Mode

The shareholders or their Proxies (“Participants”) who qualify within the deadline to participate digitally will receive a registration confirmation email.

Within twenty-four (24) hours before the start of the AEGM, the Company will send the Participants who have registered an email containing the link, access password and other information necessary for participation through the Chorus Call digital platform.

If the registered Participant does not receive an email from the Company with instructions for accessing the Chorus Call platform, this participant must contact the Company by 6:00 p.m. on April 19, 2022 by email ri@natura.net or by calling +55 (11) 4389-7881, in order to have access instructions sent to the participant (or provided by phone).

To access the Chorus Call digital platform¸ the shareholder or their Proxy will need access to a computer with a camera and audio that can be enabled. The Chorus Call recommends that its platform be accessed through the browser Google Chrome. The digital platform Chorus Call allows the participant to access the AEGM's audio and video, as well as to express itself, through the microphone of its computer.

The digital platform of Chorus Call has the capacity to support up to fifty (50) participants through computer access. If the number of AEGM participants exceeds this number, additional participants will access the AEGM through an audio conference platform. If this is the case, the data for access via audio conference will be sent to the participant by email, up to twenty-four (24) hours before the beginning of the AEGM.

On the AEGM date, the access link to the digital platform Chorus Call will be available from thirty (30) minutes before the start of the AEGM and up to five (5) minutes after the start time of the AEGM. After this time, it will not be possible for the shareholder to join the AEGM, regardless of prior registration.

The Company recommends that participants familiarize themselves in advance with the use of the digital platform, as well as ensure the compatibility of their respective electronic devices with the platform. On the day of the AEGM, the Company also recommends that shareholders access the digital platform to participate in the AEGM well in advance.

The access information will be individual and non-transferable, and cannot be shared by the registered participant.

On the date of the AEGM, the duly registered shareholder who register their presence digitally through the electronic system Chorus Call and signing the respective minutes will be considered present at the AEGM, pursuant to article 21-V, item III, and sole paragraph, of CVM Instruction No. 481.

It will be the sole responsibility of the participant to ensure the compatibility of their equipment with the digital platform. The Company is not responsible for any operating or connection problems that the shareholders may experience or for any other situations beyond the control of the Company, such as unstable Internet connection or incompatibility with the electronic system of the Shareholder's equipment. The AEGM will be recorded, pursuant to Article 21-C, §1, item III of CVM Instruction No. 481.

2.4. Participation through Remote Voting Ballots

The shareholders may also cast their votes in the General Meetings by means of the Ballot, as provided for in CVM Rule No. 481. The vote shall be formalized by means of the Ballot, according to versions made available by the Company on its Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm/pt-br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

In the Ballot, the following data must be filled in: (i) full name or corporate name; and (ii) National Register of Legal Entities (CNPJ) or Individual Taxpayers’ Register (CPF) of the Ministry of Economy. Providing an e-mail address is advisable, but not mandatory.

Any shareholder who opts for exercising their remote voting right may (i) fill out the Ballot and submit it directly to the Company, on hard copy or by digital means; (ii) in case the shareholders have shares issued by the Company deposited with custody institutions, the shareholder must submit the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or (iii) in case the shareholders have shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, namely, namely Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), the shareholder must submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú.

Notwithstanding the possibility of sending the Ballot and other documents in physical form, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, according to item 2.5.1 below.

For the Ballot to be considered valid and for the votes therein to be counted as an integral part of the quorum of the AEGM (i) all fields must be properly filled; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it.

The deadline for receipt of the Ballot sent directly to the Company (in hard copies or digitally) or through service providers (as per article 21-B of CVM Rule No. 481) is April 13, 2022 (including such date). The Ballots received after such date will be disregarded.

2.4.1. Exercise of remote voting right by means of the Ballot in digital format:

Any shareholder who opt for exercising their remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: Boletim de Voto a Distância AGOE 2022):

(i) Digital copy of the Ballot, duly filled out, initialed, and signed; and

(ii) a digital certified copy of the following documents:

(a) individual shareholders: an identification document with photograph. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

(b) legal entities shareholders:

•           last consolidation of the bylaws or articles of association;

•           documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

•           identification document with photograph of the legal representative(s) or Proxy;

(b) shareholders who are investment funds:

•           latest restated rules of the fund;

•           bylaws or articles of association of its manager;

•           documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes); and

•           identification document with photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders' identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM if the Company receives the digitalized copy as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, by April 13, 2022 (including such date). The Ballot and the related documentation received after such date will be disregarded.

Once the Ballot and other required documentation have been received digitally, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any case, the Shareholder may rectify or resend the Ballot or the documents accompanying it, by April 13, 2022 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

2.4.2. Exercise of remote voting right by means of the Ballot sent directly to the Company on hard copy:

Any shareholder who opts for exercising their remote voting right by sending, on hard copy, the Ballot directly to the Company shall send the documents listed below to the Company's principal place of business located at Avenida Alexandre Colares, No. 1188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Tamires Quirino Parini - Investor Relations Board of Officers - 2022 AEGM”:

(i) Digital copy of the Ballot, duly filled out, initialed, and signed; and

(ii) a digital copy of the following documents:

(a) individual shareholders: an identification document with photograph. Examples: ID Card (RG), ID Card for Foreigners (RNE), Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder;

(b) legal entities shareholders:

•           last consolidation of the bylaws or articles of association;

•           documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is an officer elected in the minutes); and

•            identification document with photograph of the legal representative(s) or Proxy;

(b) shareholders who are investment funds:

•           latest restated rules of the fund;

•           bylaws or articles of association of its manager;

•           documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes); and

•           identification document with photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders' identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AEGM if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven (7) days before the date the AEGM is to be held, that is, by April 13, 2022 (including such date). The Ballot and the related documentation received after such date will be disregarded.

Once the Ballot and other required documentation have been received in their hard copies, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder's vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any case, the Shareholder may rectify or resend the Ballot or the documents accompanying it, by April 13, 2022 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

2.5. Conflict of Interests

During the holding of the AEGM, as it occurs in the meetings of the Company’s management and inspection bodies, the attending shareholders must pronounce themselves upon the existence of any situation of conflict of interests in any matters under discussion or subject to resolution, in which their independence that may be jeopardized. Any attending shareholder who has knowledge of a situation of conflict in relation to another shareholder and the matter subject to resolution shall also pronounce themselves.

Upon pronouncement of a conflict of interests, the conflicted shareholder shall abstain from taking part in the resolution in relation to that matter. In case the conflicted Shareholder refuses to abstain from the resolutions, the chairman of the AEGM shall decide to invalidate the votes cast in conflict.

3. CALL NOTICE

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/MF) No. 32.785.497/0001-97	Publicly Held Company	State Registration (NIRE) 35.300.531.582

CALL NOTICE OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the annual and extraordinary general meetings to be jointly held at 8:00 a.m. of April 20, 2022 (“General Meetings” or “AEGM”), exclusively digitally, with participation through the Chorus Call electronic system, in order to resolve upon the following matters included in the agenda:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss and vote on the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2021;

(2) examine, discuss and vote the proposals of capital budget for the fiscal year to be ended on December 31, 2022;

(3) examine, discuss and vote on the proposed allocation of the net profits of the fiscal year ended on December 31, 2021, and the distribution of dividends;

(4) define the number of members for the Company’s Board of Directors;

(5) resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

(6) elect the members of the Company’s Board of Directors; and

(7) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders resolve on the financial statements for the fiscal year ending on December 31, 2022.

At the Extraordinary General Meeting:

(1) resolve on the re-ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021; and

(2) Resolve on the amendment to article 5 and the consolidation of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.

General Information about the Matters Under Deliberation:

In accordance with the provisions of Law No. 6,404, of December 15, 1976 ("Corporations Law”), and CVM Instruction No. 481, of December 17, 2009 (“CVM Instruction No. 481”), the Company will carry out the AEGM in an exclusively digital way, through the Chorus Call electronic system, without the possibility of physical attendance.

Shareholders holding registered common shares without par value, issued by the Company, may participate in the General Meetings by themselves, by their legal representatives or proxies, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of the Corporations Law. The shareholders that participate in the Fungible Custody of Registered Shares of B3 S.A. - Brasil, Bolsa, Balcão that wish to participate in the General Meetings shall present an updated statement of their equity interest provided by the custodian institution.

Remote Voting Ballot

If the shareholder chooses to exercise their right to vote through the remote voting ballot (“Ballot”) made available by the Company pursuant to CVM Rule No. 481, they may send the Bulletin through the following channels: (1) in case of shares issued by the Company deposited with Itaú, the financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú, as informed in the Handbook for Participation in General Meetings; (2) in case of shares issued by the Company deposited with custody institutions, submit the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution, as informed in the Handbook for Participation in General Meetings; (3) directly to the Company, on hard copy or digital means, according to guidance and terms contained in the Handbook for Participation in General Meetings. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481, as well as the instructions and terms contained in the Handbook for Participation in General Meetings and in the Ballots published by the Company.

Please note that since an Annual General Meeting and an Extraordinary General Meeting shall be held on the same day, the shareholders must deliver individual Ballots for each General Meeting for which they wish to cast their vote.

If the Bulletin is sent directly to the Company, within three (3) days as of receipt of the hard copies of the Ballot and said documents, the Company shall send a notice confirming receipt to the shareholder, preferably by means of the electronic address informed by the shareholder in the Ballot, with respect to receipt of the documents and acceptance thereof.

Notwithstanding the possibility of sending the Ballot and other documents in physical form the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission, through the e-mail ri@natura.net (Subject: “Boletim de Voto a Distância AGOE 2022”).

Digital Participation

Shareholders will also be able to participate in the General Meetings digitally, through the Chorus Call electronic system, pursuant to the AEGM Participation Handbook and Management Proposal. Pursuant to article 21-C, §§2 and 3 of CVM Instruction No. 481, shareholders will have the option of:

(i) simply take part in the General Meetings, whether the Shareholders have sent in the remote voting ballot or not; or

(ii) participate and vote at the General Meetings, observing that, with regard to the shareholder that have already sent in the Ballot and that, if it so wishes, votes at the General Meetings, all voting instructions received through the Ballot shall be disregarded.

To participate in the General Meetings digitally, shareholders must request prior registration through the email address ri@natura.net (Subject: "AGOE 2022 Participation”), together with sending in digital form, in the same email, of the necessary documentation, as indicated below and in the Handbook for Participation in General Meetings, which establishes in greater detail the documents necessary for prior accreditation, for participation in digital form and the form of receiving the link to access the General Meetings. The request for registration to participate digitally in the General Meetings must be received by the Company no later than April 18, 2022.

For registration purposes, Shareholders must send to the Company, without failure until April 18, 2022, the updated proof of ownership of the common shares, nominative and without par value, issued by the Company, issued by Itaú and/or by a custodian, as well as the following documents:

(i) individual shareholders: an identification document with picture;

(ii) shareholders that are legal entities: last consolidation of the bylaws or articles of association and documentation proving representation (minutes of election of officers and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of officers' election, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s);

(iii) shareholders who are investment funds: last consolidated regulation of the fund, bylaws, or articles of association of its administrator and documentation proving representation (minutes of election of directors and power of attorney, if the legal representative is not an officer elected in the minutes or minutes of election of officers, if the legal representative is a right elected in the minutes) and identification document with photo of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders' identification documents, as well as of proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

We inform that the Handbook for Participation in General Meetings and the Management Proposal, as well as the other documents provided by law and in the applicable regulation, remain available to the shareholders at the Company's principal place of business located at Avenida Alexandre Colares, No. 1,188, Sala A17, Bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, on the Company's Investor Relations website (https://ri.naturaeco.com), on the Brazilian Securities and Exchange Commission website (https://www.gov.br/cvm/pt-br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all information required to better understand the matters above, pursuant to the law.

Pursuant to article 3 of CVM Rule No. 165/91 and to article 4 of CVM Rule No. 481, the Company informs that the minimum percentage of the voting capital stock for requirement of adoption of the multiple voting procedure for election of the members of the Board of Directors is of five percent (5%). The Company also informs that, pursuant to paragraph 1 of article 141 of Law 6,404/76, the request for adoption of the multiple voting must be made by the shareholders up to forty-eight (48) hours before the Annual General Meeting.

São Paulo, March 18, 2022.

GUILHERME PEIRÃO LEAL

Co-chairman of the Board of Directors

4. INFORMATION ON THE MATTERS SUBJECT TO RESOLUTION

To obtain information on the matters subject to resolution in the General Meetings, refer to the Management Proposal and other documents relating to the AEGM made available by the Company on its Investor Relations website (https://ri.naturaeco.com), on the CVM website (https://www.gov.br/cvm/pt-br) on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and in the Company’s principal place of business.

 Item 3

 Minutes of the Board of Directors’ Meeting Held on March 18, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on March 18, 2022

I.        Date, Time, and Place: March 18, 2022, at 8:00 a.m. Brasília time, by conference call.

II.      Call Notice: Waived due to the attendance, through conference call, of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the Bylaws of Natura &Co Holding S.A. (“Company”).

III.     Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Roberto de Oliveira Marques, Executive Chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member; and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.     Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting, and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To discuss the following topics:

(1)        issuance, within the limit of the authorized capital, of new common shares, with no par value, carried out in the period from (and including) January 1, 2022 to (and including) February 28, 2022, as a result of the exercise of call options or options for the subscription of common shares issued by the Company by the Company's managers and employees, as well as by the managers and employees of the companies directly or indirectly controlled by it, who participate in the current long-term incentive plans (“ILP Plans”), as authorized by the wording of article 6, paragraph 2, of the Company's Bylaws;

(2)        recommendation for approval by the Company's shareholders to meet at the Company's ordinary and extraordinary shareholders' meetings to be held on April 20, 2022, at 8:00 a.m., Brasília time ("AEGM”), of the proposal to amend Article 5 and consolidate the Company's Bylaws, to reflect the amount of the capital stock to be recorded at this Board of Directors' Meeting;

(3)        recommend the approval, by the Company’s shareholders to meet at the AEGM, of the proposal of capital budget for December 31, 2022.

(4)      recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the proposal of allocation of net profits for the fiscal year ended on December 31, 2021, and the distribution of dividends;

(5)        recommend the approval by the Company's shareholders, to meet at the AEGM, of the re-ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021(“AGM  2021”);

(6)        recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the proposal of the global compensation of the Company’s managers, to be paid up to the date of the annual general meeting in which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2022;

(7)        recommend the approval, by the Company’s shareholders, to meet at the AEGM, of the proposal of thirteen (13) members to compose the Board of Directors, with term of office of two (2) years, to end on the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2023;

(8)        recommend the approval, by the Company's shareholders., to meet at the AEGM, of the candidates to be characterized as independent members of the Board of Directors.

VI.     Resolutions: After the discussions of the corresponding materials and relating to the matters contained in the agenda, the members of the Board of Directors unanimously resolved, without reservation, to recommend, pursuant to the provisions of article 20, item (xiv) of the Company's Bylaws:

(1)        approve, in accordance with the provisions of article 20, item (xv) of the Company's Bylaws, subject to the limit of the Company's authorized capital, as established in Article 6 of the Company's Bylaws, the issuance, without preemptive rights, of 152.318 (one hundred and fifty two, three hundred and eighteen) new registered common shares, without par value, at the total price of payment of one million, two hundred and forty one thousand, two hundred and twenty three reais and eighteen cents three reais and eighteen cents reais (BRL 1.241.223,18) subscribed by the managers and employees of the Company and its subsidiaries, directly or indirectly, during the period from January 1, 2022 (inclusive) to February 28, 2022 (inclusive), so that the Company's capital stock increased from twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty-eight centavos (BRL 12,608,451,461.48), divided into one billion, three hundred and seventy-five million , eight hundred and nineteen thousand, three hundred and four (1,375,819,304) registered common shares, without par value to twelve billion, six hundred and ninety five million, six hundred and ninety four thousand thousand and ninety three (BRL 12.695.694.093,80) , divided into 1.379.737.055 (one billion, three hundred and seventy nine million, seven hundred and thirty seven thousand and fifty five) nominative common shares, without par value, as a result of the exercise of options to purchase or subscribe to common shares issued by the Company, by the managers and employees of the Company and its direct or indirect subsidiaries, participants in the ILP Plans. The new shares shall be entitled, under equal conditions as the currently existing common shares, to all rights granted to the latter, including dividends, interest on net equity and possible return on capital that may be declared by the Company after their date of issue.

(2)        recommend the approval, by the Company's shareholders to meet in the AEGM, of the amendment to article 5 of the Company's Bylaws, to reflect the amount of the capital stock confirmed in this Board of Directors' Meeting, so that, if approved by the Company's shareholders at the AEGM, article 5 of the Company's Bylaws shall now be effective with the following new wording, as well as the consolidation of the Company's Bylaws:

"Article 5 - The Company’s capital stock, fully subscribed and paid up, is twelve billion, six hundred and ninety-five million, six hundred and ninety-four thousand, ninety-three reais and eighty centavos (12.695.694.093,80), divided into one billion, three hundred and seventy-nine million, seven hundred and thirty-seven thousand, fifty-five (1.379.737.055) registered common shares, with no par value.

(3)        recommend the approval, by the Company's shareholders, to meet at the AEGM, of the proposal for the allocation of part of the net income to the capital budget for the fiscal year to end on December 31, 2022 in the amount of one billion, seven hundred and eight million (BRL 1,708,000,000.00), having the following origins: (i) nine hundred and seventy-four million, four hundred and twenty-eight thousand and sixty-five reais (BRL 974,428,065.00) from cash generation from operating activities and third-party financing, and (ii) seven hundred and thirty-three million, five hundred and seventy-one thousand, nine hundred and thirty-five reais (BRL 733,571,935.00) from profit retention reserve proposal;

(4)        recommend the approval, by the Company’s shareholders, to meet at the ASGM, of the following amendments to the Company’s Bylaws:

Allocation	Value
Legal Reserve	-
Profit retention based on capital budget (article 196 of the Corporations Law)	BRL 733,571,935.00
Unrealized profit reserve (article 197 of the Corporations Law)	BRL 133,615,870.00
Distribution of dividends for payment within the fiscal year of 2022	BRL 180,772,046.82
Total net profit	BRL 1,047,959,722.00

(5)        recommend the approval, by the Company's shareholders, to meet at the AGOE, of the proposal to re-ratify the global amount of the yield paid to the Company's managers, considering the period from May 2021 to April 2022, established in the 2021 AGM of the amount of one hundred and four million, five hundred and eighty-five thousand, six hundred and fifteen reais (BRL 104,585,615.40) to one hundred and nine million, nine hundred and fifty six thousand, ninety-seven reais and ninety-nine cents (BRL 109,956,097.99), that is, a difference of five million, three hundred and seventy thousand, four hundred and eighty and fifty-nine cents (BRL 5,370,482.59) so that it can be incorporated into the remuneration for the fiscal year; and

(6)        recommend the approval, pursuant to article 152 of Law No. 6,404/76 and article 20, item "xiv" of the Company's Bylaws, by the Company's shareholders to meet at the AEGM, of the global compensation proposal for the Company's managers, in the total amount of up to one hundred and fifteen million, a hundred and fifty-five thousand, seven hundred and seventy and fifty-six cents (BRL 115,155,770.56) to be paid up to the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending on December 31, 2022.

(7)        recommend the approval, by the Company's shareholders to meet at the AEGM, that the Board of Directors be composed of thirteen (13) members.

(8)        recommend the approval, by the Company's shareholders to meet at the AEGM, of the reelection of the members of the Board of Directors indicated according to the list below, to be composed by thirteen (13) members, with a unified term of office of two (2) years, which will end on the date of the annual general meeting at which the Company's shareholders resolve on the financial statements for the fiscal year to be ended on December 31, 2023:

(i)	Pedro Luiz Barreiros Passos, Brazilian citizen, married, engineer, bearer of identity card (RG) No. 4.700.753-3 SSP/SP, enrolled in the CPF under No. 672.924.618-91, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 9º andar;

(ii)	Antonio Luiz da Cunha Seabra, Brazilian citizen, married, economist, bearer of identity card (RG) No. 3.524.557-8 SSP/SP, enrolled in the CPF under No. 332.927.288-00, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 17º andar;

(iii)	Guilherme Peirão Leal, Brazilian citizen, married, business administrator, bearer of identity card (RG) No. 4.105.990-6 SSP/SP, enrolled in the CPF under No. 383.599.108-63, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 17º andar;

(iv)	Carla Schmitzberger, Brazilian citizen, single, engineer, bearer of identity card (RG) No. 03.784.202-8, enrolled in the CPF under No. 667.280.967-87, with business address in the City of São Paulo, State of São Paulo, at Avenida Doutor Cardoso de Melo, No. 1,336, 14° andar, Vila Olímpia, as Independent Board Member;

(v)	Roberto de Oliveira Marques, Brazilian citizen, married, business administrator, bearer of Brazilian passport No. YC375214, with business address at 148 Lafayette St., 5th floor, New York, NY, United States of America, 10013;

(vi)	Gilberto Mifano, naturalized Brazilian citizen, married, business administrator, bearer of identity card (RG) No. 3.722.086, enrolled in the CPF under No. 566.164.738-72, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 3º andar, Jardim Europa, as Independent Board Member;

(vii)	Fábio Colletti Barbosa, Brazilian citizen, married, business administrator, bearer of identity card (RG) No. 5.654.446/7, enrolled in the CPF under No. 771.733.258-20, with business address in the City of São Paulo, State of São Paulo, at Praça General San Martin, No. 23, CEP 01439-030, as Independent Board Member;

(viii)	Jessica DiLullo Herrin, U.S. citizen, economist, bearer of U.S. passport No. 557088851, with business address at 130 Bridge Road, Hillsborough, CA 94010, as Independent Board Member;

(ix)	Ian Martin Bickley, British citizen, economist, bearer of British passport No. 538953627, with address at 1 Westfield Road, Bedford, NY, 10506, as Independent Board Member;

(x)	Nancy Killefer, U.S. citizen, married, businesswoman, bearer of U.S. Passport No. 515398235, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member;

(xi)	W. Don Cornwell, U.S. citizen, married, businessman, bearer of U.S. Passport No. 56538454, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco

A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member.

(xii)	Andrew George McMaster Jr., U.S. citizen, married, businessman, bearer of U.S. Passport No. 518145244, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member;

(xiii)	Georgia Melenikiotou, Greek citizen, married, mechanical engineer, bearer of U.S. Passport No. AP2166738, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

(9)                recommend the approval, by the Company's shareholders to meet at the AGOE, pursuant to article 17 of the Novo Mercado Rules, of the proposal to characterize the following names as independent members of the Board of Directors: (i) Mrs. Georgia Melenikiotou, (ii) Carla Schmitzberger; (iii) Gilberto Mifano; (iv) Fábio Colletti Barbosa; (v) Jessica Dilullo Herrin; (vi) Ian Martin Bickley; (vii) Nancy Killefer; (viii) W. Don Cornwell and; (ix) Andrew George McMaster Jr. The above-mentioned directors submitted a declaration to the Board of Directors attesting to their compliance with the criteria of independence established in the Novo Mercado Rules, contemplating the respective justification when applicable any situation set forth in article 16, § 2, of the Novo Mercado Rules, and abstained from deliberation on their own independence.

VII.       Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drawn up, which, after being read, discussed, and found to be in order, were approved, according to votes cast by e-mails and signed by the board and by the attending board members.

São Paulo, March 18, 2022.

[signatures follow on the next page]

[signature page of the Minutes of the Board of Directors’ Meeting of Natura &Co Holding S.A., dated March 18, 2022]

Presiding Board:

Guilherme Peirão Leal Chairman	Moacir Salzstein Secretary

Board Members:

Antonio Luiz da Cunha Seabra	Guilherme Peirão Leal

Pedro Luiz Barreiros Passos	Roberto de Oliveira Marques

Gilberto Mifano	Fábio Colletti Barbosa

Carla Schmitzberger	Jessica DiLullo Herrin

Ian Martin Bickley	Nancy Killefer

Andrew George McMaster Jr.	W. Don Cornwell

Georgia Melenikiotou

 Item 4

Distance Voting Ballot for the annual general shareholders' meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting ballot (“Ballot”) refers to the annual general meeting of Natura &Co Holding

S.A. (“Natura &Co” or “Company”) to be held on April 20, 2022, at 8 a.m., Brasília time (“AGM”), and it must be filled out if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law No. 6,404/1976 and CVM Rule 481/2009 (“CVM Rule 481”).

If the shareholder wishes to exercise their remote voting right, they must fill out the fields above with their full name (or corporate name, in case of a legal entity) and their enrollment number before the Ministry of Economy (CNPJ/ME or CPF/ME). Providing an e-mail address is strongly advisable, but not mandatory.

For this Ballot to be considered valid and for the votes casted through it to be counted as an integral part of the quorum of the AGM (i) all fields must be properly filled out; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it. In addition, the shareholder must send, together with the Ballot, the applicable documentation, as described below.

The deadline for receiving this Ballot, sent directly to the Company or through service providers (as per article 21-B of CVM Rule No. 481) is April 13, 2022 (including such date). The Ballots received after such date will be ignored.

Pursuant to the sole paragraph of art. 21-X of CVM Rule No. 481, if the meeting is held on second call, the voting instructions received through this Remote Voting Ballot will be considered normally, provided that the meeting is held, on second call, within 30 days from of April 20, 2022.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder that opts to exercise their respective remote voting right shall deliver this Ballot directly to the Company or transmit the instructions for filling out to eligible service providers, as instructed below.

1. Casting a vote through service providers

The shareholder that chooses to exercise their remote voting right through service providers shall send their voting instructions to their respective custody agents that provide this service, in case of shareholders who hold shares in custody of the central depositary or to Itaú Corretora de Valores

S.A. (“Itaú”), a financial institution hired by the Company to provide securities bookkeeping services, in case of shares not in custody by the central depositary, with due regard to the rules and terms set by them. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue the Ballot voting instructions, as well as the documents and information required thereby for such purpose.

The shareholder shall send the Ballot instructions for filling out to their custody agents or to the bookkeeping agent before the AGM as set forth by CVM Rule No. 481 (that is, seven (7) days before the AGM, up to April 13, 2022 (including this day)), except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or if there is a need for rectification or new submission thereof providing for the applicable procedures and terms.

As determined by ICVM 481, any conflicting voting instructions sent by the same shareholder through different service providers, as identified by their CPF or CNPJ, will be rejected.

2. Exercise of remote voting right by means of the Ballot sent directly to the Company:

Any shareholder who opts for exercising its remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”).

Any shareholder who opts for exercising their remote voting right by sending the hard copy of this Ballot directly to the Company shall send the documents listed below to the post address located at Avenida Alexandre Colares, No. 1,188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Diretoria de Relações com Investidores - 2022 AEGM”.

The documentation is as follows:

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

(i)  digital or hard copy of the Ballot, duly filled out, initialed, and signed; and

(ii)  digitalized or hard copy of the following documents: (a) individual shareholders: an identification document with photograph; (b) legal entity shareholders: the latest restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders identification documents, as well as powers of attorney granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the power of attorneys and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the AGM if the Company receives the digitalized or hard copy as per items (i) and (ii) above, up to seven (7) days before the date the AGM is to be held, that is, by April 13, 2022 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Notwithstanding the possibility of sending the Ballot and other documents in hard copy, the Company requests shareholders who wish to send the Ballot directly to the Company to, as far as possible, adopt the digital form of submission.

Once the Ballot and other required documentation have been received in their hard copies, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may only rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 13, 2022 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Electronic address: ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”)

Physical address: Avenida Alexandre Colares, No. 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes - Diretoria de Relações com Investidores - 2022 AEGM”.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, São Paulo, SP

Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations)

Service hours: business days from 9 a.m. to 6 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions concerning the Annual General Meeting (AGM)

1. Review the managers’ accounts, examine, discuss, and vote the financial statements, together with the independent auditors report, for the fiscal year ended on December 31, 2021.

[   ] Approve [   ] Reject [   ] Abstain

2. Examine, discuss, and vote on the capital budget proposal for the fiscal year ending on December 31, 2022. [ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

3. Examine, discuss and vote on the proposed allocation of the net profits of the fiscal year ended on December 31, 2021 and the distribution of dividends. [ ] Approve [ ] Reject [ ] Abstain
4. Define that the board of directors is composed of thirteen (13) members. [ ] Approve [ ] Reject [ ] Abstain

5. Resolve about the independence of Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell, Andrew George McMaster Jr., and Georgia Melenikiotou as candidates to independent members of the Board of Directors.

[   ] Approve [    ] Reject [    ] Abstain

6. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses no or abstain, his/her shares will not be computed for the request of the cumulative voting request).

[   ] Approve [   ] Reject [   ] Abstain

Election of the board of directors by single group of candidates

Chapa única

Antonio Luiz da Cunha Seabra

Guilherme Peirão Leal

Pedro Luiz Barreiros Passos

Roberto de Oliveira Marques

Carla Schmitzberger

Gilberto Mifano

Fábio Colletti Barbosa

Jessica DiLullo Herrin

Ian Martin Bickley

Nancy Killefer

W. Don Cornwell

Andrew George McMaster Jr.

Georgia Melenikiotou

7.     Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa única

[    ] Approve [   ] Reject [   ] Abstain

8.     If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[   ] Yes [ ] No [    ] Abstain

9.     In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those

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Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022 chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[    ] Yes [    ] No [    ] Abstain

10. View of all the candidates that compose the slate to indicate the cumulative voting distribution.

Antonio Luiz da Cunha Seabra [   ] Approve [    ] Reject [    ] Abstain / [    ] %

Guilherme Peirão Leal [    ] Approve [    ] Reject [    ] Abstain / [    ] %

Pedro Luiz Barreiros Passos [   ] Approve [    ] Reject [    ] Abstain / [    ] %

Roberto de Oliveira Marques [   ] Approve [   ] Reject [   ] Abstain / [   ] %

Carla Schmitzberger [    ] Approve [    ] Reject [    ] Abstain / [    ] %

Gilberto Mifano [   ] Approve [   ] Reject [   ] Abstain / [   ] %

Fábio Colletti Barbosa [    ] Approve [   ] Reject [    ] Abstain / [    ] %

Jessica DiLullo Herrin [    ] Approve [    ] Reject [    ] Abstain / [    ] %

Ian Martin Bickley [   ] Approve [   ] Reject [   ] Abstain / [   ] %

Nancy Killefer [    ] Approve [    ] Reject [    ] Abstain / [    ] %

W. Don Cornwell [   ] Approve [    ] Reject [    ] Abstain / [    ] %

Andrew George McMaster Jr. [   ] Approve [   ] Reject [   ] Abstain / [    ] %

Georgia Melenikiotou [    ] Approve [    ] Reject [    ] Abstain / [    ] %

11. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[   ] Yes [   ] No [    ] Abstain

12. Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2022, as per the management proposal.

[    ] Approve [    ] Reject [   ] Abstain

13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).

[   ] Yes [    ] No [    ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

Item 5

Distance Voting Ballot for the extraordinary general shareholders' meeting, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting ballot (“Ballot”) refers to the extraordinary general meeting of Natura &Co Holding S.A. (“Natura &Co” or “Company”) to be held on April 20, 2022, at 8 a.m., Brasília time (“EGM”), and it must be filled out if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law No. 6,404/1976 and CVM Rule No. 481/2009 (“CVM Rule No. 481”).

If the shareholder wishes to exercise their remote voting right, they must fill out the fields above with their full name (or corporate name, in case of a legal entity) and their enrollment number before the Ministry of Economy (CNPJ/ME or CPF/ME). Providing an e-mail address is strongly advisable, but not mandatory.

For this Ballot to be considered valid and for the votes cast through it to be counted as an integral part of the EGM’s quorums (i) all fields must be properly filled out; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) finally, the shareholder (or its legal representative, as the case may be) must sign it. In addition, the shareholder must send, together with the Ballot, the applicable documentation, as described below.

The deadline for receiving this Ballot, sent directly to the Company or through service providers (as per article 21-B of CVM Rule No. 481) is April 13, 2022 (including such date). The Ballots received after such date will be ignored.

Pursuant to the sole paragraph of art. 21-X of CVM Rule No. 481, if the meeting is held on second call, voting instructions received through this Remote Voting Ballot will be considered normally, provided that the meeting is held, on second call, within 30 days from of April 20, 2022.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder that opts to exercise their respective remote voting right shall deliver this Ballot directly to the Company or transmit the instructions for filling out to eligible service providers, as instructed below.

1.  Casting a vote through service providers

The shareholders that choose to exercise their remote voting right through service providers shall send their voting instructions to their respective custodian agents that provide this service, in case of shareholders who hold shares in custody of the central depositary or to Itaú Corretora de Valores S.A. (“Itaú”), a financial institution hired by the Company to provide securities bookkeeping services, in case of shares not in custody by the central depositary, with due regard to the rules and terms set by them. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue the Ballot voting instructions, as well as the documents and information required thereby for such purpose.

The shareholder shall send the Ballot instructions for filling out to their custody agents or to the bookkeeping agent before the EGM as set forth by CVM Rule No. 481 (that is, seven (7) days before the EGM, up to April 13, 2022 (including such date)), except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or if there is a need for rectification or new submission thereof providing for the applicable procedures and terms.

As determined by CVM Rule No. 481, any conflicting voting instructions sent by the same shareholder through different service providers, as identified by their CPF or CNPJ, will be rejected.

2.  Exercise of remote voting right by means of the Ballot sent directly to the Company:

Any shareholder who opts for exercising its remote voting right by sending the Ballot directly to the Company in digital format shall send the documents listed below exclusively to the electronic address ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”).

Any shareholder who opts for exercising their remote voting right by sending this Ballot directly to the Company shall send the documents listed below to the post address located at Avenida Alexandre Colares, No. 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes – Diretoria de Relações com Investidores - 2022 AEGM”.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

The documentation is as follows:

(i)  Digital or hard copy of the bulletin, duly filled out, initialed, and signed; and

(ii)  digital or hard copy of the following documents: (a) individual shareholders: an identification document with photograph; (b) legal entity shareholders: the latest restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the shareholders identification documents, as well as proxies granted by the shareholders to their respective representatives, nor will it demand a sworn translation of the proxies and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Ballot and the related documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the EGM if the Company receives the digitalized copy as per items (i) and (ii) above, up to seven (7) days before the date the EGM is to be held, that is, by April 13, 2022 (including such date). The Ballots and the related documentation received after such date will be disregarded.

Notwithstanding the possibility of sending the Bulletin and other documents in physical form, the Company requests shareholders who wish to send the Bulletin directly to the Company to, as far as possible, adopt the digital form of submission.

Once the Ballot and other required documentation have been received in their hard copies, the Company will inform the shareholder, preferably through electronic mail, within three (3) days, of the receipt of the Ballot, and if the Ballot and any supporting documents are sufficient for the Shareholder vote to be deemed valid or if there is need of rectification or new submission of the Ballot or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

In any event, the Shareholder may rectify or resend the Ballot or the documents accompanying it, observing the deadline of April 13, 2022 (including such date). The Ballots and/or their supporting documents received after such date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Electronic address: ri@natura.net (Subject: “Remote Voting Ballot AEGM 2022”).

Physical address: Avenida Alexandre Colares, nº 1.188, Sala A17, Bloco A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to the attention of “Ana Carolina Lopes – Diretoria de Relações com Investidores - 2022 AEGM”.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, São Paulo, SP

Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations)

Service hours: business days from 9 a.m. to 6 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

1. Resolve on the management proposal for the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021.

[    ] Approve [    ] Reject [    ] Abstain

2. Approval of the management proposal for the amendment to article 5 and the consolidation of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA &CO HOLDING S.A. to be held on 04/20/2022

[ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

Item 6

Notice to Shareholders regarding a capital increase from the exercise of options, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97 NIRE 35.300.531.582

NOTICE TO SHAREHOLDERS

Communication on Capital Increase from Exercise of Options

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and the rules set out by the Brazilian Securities Commission (“CVM”), specially CVM Ruling No. 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, in a meeting held on this date, the Company’s Board of Directors approved the issuance of new common shares, without par value, carried out during the period from (and including) January 1, 2022 to (and including) February 28, 2022, deriving from the exercise of options for the purchase or subscription of common shares issued by the Company, by the Company’s management and employees, as well as by the management and employees of its subsidiaries, directly or indirectly, who are participants of the current long-term incentive plans (“LTI Plans”), as per article 6, second paragraph, of the Company’s Bylaws and the amount of the Company’s new share capital, as a result of the above.

In view of the limit of the authorized capital of the Company, as established on article 6 of the Company’s Bylaws, the issuance, without preemptive rights, of 152,318 shares, subscribed by the Company’s management and employees during the period from (and including) January 1, 2022 to (and including) February 28, 2022, deriving from the exercise of options for the purchase or subscription of common shares issued by the Company, by the Company’s management and employees, as well as by the management and employees of its subsidiaries, directly or indirectly, who are participants of the LTI Plans (“LTI Capital Increase”), was approved. The new shares shall be entitled to, in equal conditions of the shares currently issued, all its aspects and benefits, including dividends, interest on net equity and eventual capital compensations that may be distributed by the Company as of its date of issuance.

In accordance with article 5 of Exhibit 30-XXXII of CVM Ruling No. 480, of December 7, 2009, detailed information about the LTI Capital Increase is presented in the Exhibit to this Notice to Shareholders.

As a result of the LTI Capital Increase, the share capital of the Company goes from R$12,694,452,870.62, divided into 1,379,584.737registered common shares, with no par value to R$12,695,694,093.80, divided into 1,379,737.055 registered common shares, with no par value.

São Paulo, March 18, 2022. Viviane Behar de Castro Investor Relations Officer

EXHIBIT

EXHIBIT 30-XXXII OF CVM RULING 480

Communication about the capital increase deriving from stock option plan, as approved by the board of directors, pursuant to article 5 of Exhibit 30-XXXIII of CVM Ruling 480

I.       Date of the Shareholders’ Meeting at which the Stock Option Plan was approved

The Company’s shareholders approved at an extraordinary general meeting held on December 13, 2019, the Stock Option Purchase or Subscription Program of the Company, replacing the program originally approved at the extraordinary general meeting of Natura Cosméticos S.A. (“Natura Cosméticos”) held on March 23, 2009; Stock Option Purchase or Subscription Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on February 6, 2015 and as amended at an extraordinary general meeting held on April 12, 2019; Restricted Stock Option Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on February 6, 2015; Stock Option Purchase or Subscription for Strategy Acceleration Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting of Natura Cosméticos held on July 27, 2015; Second Restricted Stock Option Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on November 30, 2017 and as amended at an extraordinary general meeting held on April 12, 2019; Second Stock Option Purchase or Subscription for Strategy Acceleration Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on November 30, 2017; Coinvestment Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on April 12, 2019; Long-Term Incentive Program (“LTIP”), replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on April 12, 2019. The Board of Directors approved on December 13, 2019, the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2013; the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2014; the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2015; the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2016; the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2017; the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2018; the Stock Option Purchase or Subscription Plan of Natura &Co Holding S.A. – Calendar Year of 2019; Restricted Stock Option Plan – Calendar Year of 2016; Restricted Stock Option Plan – Calendar Year of 2017; Restricted Stock Option Plan – Calendar Year of 2018; Restricted Stock Option Plan – Calendar Year of 2019; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2015; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2016; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2017; Restricted Stock Option Plan – Calendar Year of 2018; Restricted Stock Option Plan – Calendar Year of 2019; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2018; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2019; Long-Term Incentive Plan – Calendar Year of 2019; on January 3, 2020, the Stock Option Avon; on March 27, 2020, the approval of the terms and conditions of the Coinvestment Plan 2020 – Gross Option; and Coinvestment Plan 2020 – Management; on July 3, 2020, the 2020 Co-Investment Plan - Retention; on March 31, 2021, the LTIP 2021 Plan – Grant to Employees and Management, the LTIP Special Grant Plan, the CIP 2021 Plan – Net Grant and the CIP 2021 Plan – Management (jointly “LTI Plans”).

II.       Capital increase amount and new share capital

As a result of the exercise of options to purchase of shares, the Company’s share capital was increased by R$1,241,223.18 in the period from (and including) January 1, 2022 to (and including) February 28, 2022.

Hence, the share capital of the Company goes from R$12,694,452,870.62 to R$12,695,694,093.80, on February 28, 2022.

(a)       Number of Shares issued of each species and class

Within the scope of the LTI Plans, 152,318 new registered common shares, without par value, which will be entitled to, in equal conditions with the shares currently issued, all aspects and benefits, including dividends, interest on net equity and eventual compensations that may be distributed by the Company, were issued in the period from (and including) January 1, 2022 to (and including) February 28, 2022. Hence, the total number of registered common shares, without par value, issued by the Company, goes from 1,379,584.737 to 1.379.737.055 registered common shares, without par value, on February 28, 2022.

(b)       Issuance Price of the New Shares

Within the scope of the LTI Plans, the new common shares were issued at the following issuance prices:

• Avon Options Plan, in the amount of 42.318 at the issue price of R$0.01 per share.

• Stock Option Plan or Stock Subscription for Strategy Acceleration – Calendar Year 2016, in the amount of 110,000 at the issue price of R$11.28 per share.

(c)       Closing price of each shares’ types and classes in the markets in which they are traded

(i)            minimum, average and maximum closing price of each year, in the last 3 years:

	2019	2020	2021	2022(2)
Minimum(1)	R$ 20,05	R$ 21,25	R$ 24.97	R$ 20.24
Average(1)	R$ 28,71	R$ 43,36	R$ 47.41	R$ 22.53
Maximum(1)	R$ 39,85	R$ 53,50	R$ 61.05	R$ 25.90

(1)           Historical data adjusted to reflect the share bonus approve at the General Shareholders’ meeting of September 17, 2019, at the rate of 1 new share per 1 common share existing at the base date of September 17, 2019.

(2)           Until March 18, 2022.

(ii)           minimum, average and maximum closing price of each quarter, in the last 2 years:

	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22(3)
Minimum	R$ 30.20	R$ 21.25	R$ 23.19	R$ 39.68	R$ 46.10	R$ 46.17	R$ 47.30	R$ 45.24	R$ 24.97	R$ 20.24
Average	R$ 33.50	R$ 41.26	R$ 35.44	R$ 47.26	R$ 49.27	R$ 49.83	R$ 51.95	R$ 53.70	R$ 33.83	R$ 22.53
Maximum	R$ 39.85	R$ 50.89	R$ 42.34	R$ 53.50	R$ 52.50	R$ 53.76	R$ 58.75	R$ 61.05	R$ 45.82	R$ 25.90

(3)           Until March 18, 2022.

(iii)         minimum, average and maximum closing price of each month, in the last 6 months:

(4)

	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21	Jan-22	Feb-22(4)
Mínima	R$ 51,62	R$ 45,24	R$ 38,90	R$ 26,69	R$ 24,97	R$ 20,24	R$ 20,73

Média	R$ 53,38	R$ 48,64	R$ 42,29	R$ 33,43	R$ 26,16	R$ 22,60	R$ 22,88
Máxima	R$ 55,15	R$ 52,62	R$ 45,82	R$ 40,74	R$ 27,96	R$ 25,90	R$ 25,32

(5)           Until March 18, 2022.

(6)

(iv)          average closing price in the last 90 days, considering March 18, 2022 as a base date: R$23.07.

III.       Potential dilution percentage resulting from the issuance

The dilution percentage of the current shareholders of the Company resulting from the capital increase was of 0,01103964%, within the LTI Plans.

* * * * *

 Item 7

Management proposal for the annual and extraordinary general shareholders’ meetings to be held on April 20, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 18, 2022.

Management proposal Annual and extraordinary general meetings to be held on April 20, 2022

São Paulo, March 18, 2022.

Roberto Marques, Executive Chairman and Group CEO

Dear Fellow Shareholders,

I am pleased to invite you to the 2022 Annual and Extraordinary General Meetings of the Company, to be held on April 20, at 08:00 a.m., Brasília time, exclusively virtual, with attendance through a webcast link.

Following a strong 2020 performance for Natura &Co, 2021 was a year that continued to test our resilience and ability to adapt to the ever-changing circumstances imposed by COVID-19.

Throughout the year, we focused on continuing to support our people and consumers with compassion whilst moving forward with the transformational changes within our businesses that are key to our core strategy. After almost two years of living the realities created by the global pandemic, we have shown that Natura &Co’s collective approach is our strength.

We were cautiously optimistic that 2021 would mark a return to normalcy, particularly with the arrival of COVID-19 vaccines, however, as has been the case for many businesses, we were met with a series of headwinds, especially by the second half of the year, due to the continuing pandemic and resulting macro-economic challenges. These were exacerbated by inflationary pressures, commodities and cost increases, further currency devaluation in key geographies, and, in some key markets, disposable income impact with the elimination of government subsidies.

In response, we focused on the things that we could control. Our focus on costs and continued transformational changes resulted in Natura &Co posting a net sales growth up by 8.8% (3.8% vs 2020 at Constant Currency “CC”) and strong net income above R$1 billion, significantly higher than 2020, while finishing the year with a strong cash position of R$6 billion. Our total synergies reached US$197 million in 2021, close to 50% of plan, and exceeded our guidance of 40% run rate in 2021. And despite the effects of the global pandemic, we remain on track to deliver our 2022-2024 plans, with key initiatives in place to fuel sustainable, profitable growth. We are confident that we will continue to build long-term shareholder value, while remaining committed to a purpose-driven future.

This performance reflects the remarkable mobilization of our teams to focus on sustainable profitable growth, as well as the strength of our direct to customer, omnichannel model and the depth of the reinvention of the social selling model we are implementing.

Here are some of our highlights, all supported by the continued expansion of digitally enabled sales:

•	Natura &Co Latin America grew 6.3% in year-over-year, driven by strength in Hispanic Latin America at +22.4%. Our Natura brand continued growing, particularly in Hispanic Latin America, where it gained share in all countries, growing 34%, which more than offset a challenging second half in Brazil.

•	At Avon International, 2021 marked a year of transformation to the core of the business, building the foundation for a decisive turnaround. Courageous decisions were made to accelerate change, despite headwinds created by the pandemic and its 2020 cyber incident. The business made key structural changes and eliminated complexity from the operating model while we evolved the much-needed commercial model. Even with all of that, the Avon brand (International and Latin America combined) posted the best revenue trend in the last three years, reinforcing our confidence and conviction in its turnaround plan.

•	The Body Shop demonstrated its ability to adapt through an enhanced multi-channel offer, and the brand’s growing appeal achieved an all-time high of GBP 800M to grow 0.7%, despite COVID-19 related impacts and a slowdown in the fourth quarter, as the Omicron variant significantly impacted retail footfall. It continued to deploy its new Activist Workshop retail concept, reaching 75 stores in company markets at the end of the year, and resulting in double-digit sales uplifts

•	Aesop continued its rapid double-digit growth in 2021, growing 25.1%, with Asia leading the way, growing 40%, more than making up for low growth in Europe and Australia/New Zealand. It continued its expansion, reaching 269 signature stores at year-end 2021, up 22 from year-end 2020.

To advance our “Commitment to Life” Sustainability Vision in 2021, we used our voice on the global stage, including at COP26 in Glasgow, and to address the Chinese Government at the opening of COP15, the Conference of Biodiversity hosted by President Xi Jinping in Kunming. One of the ways in which Natura &Co will continue to help drive the agenda to halt and reverse nature loss in 2022 will be with the World Economic Forum’s Champions for Nature community which we co-chair for 2021-2022 initiatives on behalf of the private sector. A milestone achievement for our group during 2021 was defining the baseline of our carbon emissions of all four brands on scopes 1, 2, and 3, which will now enable us to clearly advance our path to a net zero future.

Our belief in the beauty of the collective runs deep. Reaching out to over 200 million customers, with over 7.7 million consultants, representatives and over 3,700 stores across five different continents and 100 countries, we collaborate, we learn from each other, and in turn we grow. We are living proof that together we are greater than the sum of our parts.

For all we have achieved, I am especially proud of our teams who demonstrated their resilience time and time again and tirelessly drove results, pushing forward in the spirit of collaboration, and creating synergies to deliver impactful outcomes across the company. 2021 has proven that even in the toughest of times, our business model and our brand strategies are sound, and we continue to move forward with confidence.

As I write this letter, the shadow and devasting consequences of a war in Europe is once again around us. Our thoughts and solidarity are with our teams in Ukraine and Russia, where our priority remains their safety and well-being while already helping all the impacted people with donations, logistics and monetary support. We are consistently monitoring the situation and evaluating all options in terms of business continuity. More than ever, in the face of violence, we believe in dialogue, interdependence, in power of the collective and peaceful resolution as the only way forward.

Lastly, I encourage you to read our 2022 Management Proposal, Proxy Statements and 2021 Annual Report. We remain committed to create sustainable long-term value to our shareholders.

On behalf of the Board of Directors and management team we thank you for choosing to invest in Natura &Co.

We look forward to continuing our journey side by side with you.

With gratitude,

Roberto Marques,

Executive Chairman and Group CEO, Natura &Co

CEO Letter	02
2021 Overview and Highlights Commitment to Life Advances Russia and Ukraine

Information on the matters subject to resolution	05
Call Notice Items of Ordinary General Meeting Items of Extraordinary General Meeting

Management Proposal – Annual General Meeting	06

Management Accounts and Financial Statements for fiscal year ended on Dec. 31, 2021

Capital Budget Proposal 2022

Net Profit Destination and Distribution of Dividends

Election of Board of Officers Members

Global compensation of the Company´s Managers (also refer to Exhibit V)

Management Proposal – Extraordinary General Meeting	12
Rectification and ratification of global compensation of the Company´s management ((Exhibit III) Amendments to the Company´s Bylaws (Exhibit VI)

Attachments

Exhibit I: Item 10 -Reference Form	14
Management´s comments on financial and equity conditions

Exhibit II: Capital Budget Proposal	56

Exhibit III: Net Profit Destination Proposal	57

Exhibit IV: Item 12.5 to 12.10 -Reference Form	61
Composition and Professionals Experience of Management
Composition of Committees

Exhibit V: Item 13 -Reference Form	80
Compensation policy and compensation elements Rationale for the compensation Compensation alignment with short, medium, and long-term strategy Share-based compensation

Exhibit VI: Proposal for Amendment to the Bylaws and Comparative Chart	132

1.       Information on the matters subject to resolution

All information and documents set forth in CVM Rule No. 481/09 (“CVM Rule No. 481”) related to the matters subject to resolution in the Annual and Extraordinary General Meetings of the Company, to be held at 8:00 a.m., Brasília time, on April 20, 2022, exclusively digitally, with attendance through an electronic system to be opportunely informed (“AEGM” or “General Meetings”), as well as the further information and documents relevant for the exercise of voting rights by the shareholders are available to the shareholders at the Company’s principal place of business and on the Company's investor relations website (https://ri.naturaeco.com), on the website of the Brazilian Securities and Exchange Commission – CVM (“CVM”) (www gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Law”), the Meetings shall have the following agenda:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss and vote on the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2021;

(2) examine, discuss, and vote on the proposal of capital budget for the fiscal year ending on December 31, 2022;

(3) examine, discuss and vote on the proposal of allocation of the net profit assessed in the fiscal year ended on December 31, 2021 and the distribution of dividends;

(4) define the number of members for the Company’s Board of Directors;

(5) resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

(6) elect the members of the Company’s Board of Directors; and

(7) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders resolve regarding the financial statements for the fiscal year ending on December 31, 2022.

At the Extraordinary General Meeting:

(1) resolve on the re-ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021; and

(2) Resolve on the amendment to article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.

The Management Proposal for the matters in the agenda of the Meetings is described herein.

BOARD OF DIRECTORS

2.       Management Proposal

In compliance with the provisions of CVM Rule No. 480, (“CVM Rule No. 480”) of December 7, 2009, and of CVM Rule No. 481, and aiming at the Shareholders’ instruction regarding the matters to be resolved in the Meetings, this document provides the Company’s management proposal about the matters to be submitted to the resolution of the Shareholders in the Meetings, as well as the information relevant for the exercise of the voting right by the Shareholders.

At the Annual General Meeting:

(1) Review the managers' accounts, examine, discuss, and vote the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2021.

The annual management report and the financial statements, together with the independent auditors’ report for the fiscal year ended on December 31, 2021, were approved by the Board of Directors at a meeting held on March 7, 2022, disclosed on March 9, 2022 and published in the newspaper Valor Econômico (printed and digital) on March 10, 2022.

In addition to the other applicable documents, pursuant to CVM Rule No. 481, the documents below are available for consultation on the Investor Relations website (https://ri.naturaeco.com), on the CVM website (www.gov.br/cvm) and on the B3 website (www.b3.com.br):

•	Management Report;

•	Financial Statements;

•	Managers’ comments about the Company’s financial situation, pursuant to item 10 of the Reference Form and under CVM Rule No. 481, which is also in Exhibit I to this Proposal;

•	Independent Auditors' Report;

•	Summary Annual Report of the Audit, Risk Management and Finance Committee;

•	Officers’ Declaration on the Financial Statements; and

•	Officers’ Declaration on the Auditors' Report.

The Management proposes approval of the manager's accounts, of the management report and of the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2021.

(2) Examine, discuss, and vote the proposal of capital budget for the fiscal year ending on December 31, 2022.

In accordance with article 196 of the Corporations Law, Management proposes to withhold a portion of the net income for the year ended March 31, 2022 in the amount of BRL733,571,935.00 (seven hundred and thirty three million, five hundred and seventy one thousand, nine hundred and thirty five).

To support the proposed retention of net income presented herein, the management of the Company recommends that the capital budget proposal be approved, under the terms of Exhibit II, in the amount of BRL 1,708,000,000.00 (one billion, seven hundred and eight million reais), having the following origins:

(i) nine hundred and seventy-four million, four hundred and twenty eight thousand, sixty five reais (BRL 974,428,065.00) from the generation of cash from operating activities and third-party financing, and

(ii) seven hundred and thirty-three million, five hundred and seventy one thousand, nine hundred and thirty five reais (BRL 733,571,935.00) from the proposed retention of net income reserve.

The resources of the capital budget will be used to the necessary investments for the consolidation of the Company's growth plans.

The effective term of the capital budget up to the end of the fiscal year of 2022.

For more information about such matter, please see the document in Exhibit II to this Proposal (Management Proposal for Capital Budget).

In addition, the information required by “Exhibit 9-1-II” of CVM Instruction No. 481 is available for consultation at the Exhibit III to this Management Proposal.

(3) Examine, discuss and vote on the proposal of allocation of the net profit assessed in the fiscal year ended on December 31, 2021 and the distribution of dividends.

As indicated in the Company's financial statements and pursuant to art. 191 of the Corporations Law, the Company's net profit for the year ended December 31, 2021 was one billion, forty seven million, nine hundred and fifty nine thousand, seven hundred and twenty two reais (BRL 1,047,959,722.50), for which the following destination is proposed:

Allocation	Value
Legal Reserve	-
Profit retention based on capital budget (article 196 of the Corporations Law)	BRL 733,571,935.00
Unrealized profit reserve (article 197 of the Corporations Law)	BRL 133,615,870.00
Distribution of dividends for payment within the fiscal year of 2022	BRL 180,772,046.82
Total net profit	BRL 1,047,959,722.00

We propose not to allocate part of the net income to the legal reserve, considering that the Company currently has capital reserves that exceed 30% of its capital stock, in accordance with § 1 of article 193 of the Corporations Law.

We also propose to the distribution of dividends in the total amount of one hundred and eighty million, seven hundred and seventy-two thousand, forty-six reais and eighty-two cents (BRL 180,772,046.82) referring to the realized portion of the minimum mandatory dividend, being BRL 0.131500686 per ordinary share (discounting shares held in treasury). The amount of dividends per share is estimated, and may be adjusted due to eventual exercises of call options or treasury stock movements until the cut-off date. date. The proposed dividends will be paid to shareholders of the Company at the end of the trading session on April 20, 2022, date of the ordinary and extraordinary general meeting, and the Company's shares will trade "ex" dividends as of April 22, 2022 (inclusive).

It is also proposed that the dividends to be declared be paid on a date to be defined by Management within the fiscal year 2022, under the terms of article 205, §3º of the Corporations Law. The proposal of paying the dividends within a period superior to 60 days of its declaration aims to provide more flexibility for the management of the Company's cash flow. The Management will publish a Notice to Shareholders in due course with information about the payment date of the dividends to be declared.

Under the terms of article 197 of the Corporations Law, considering that the amount of the mandatory dividend exceeded the realized portion of the net income for the fiscal year, it is proposed that the excess, corresponding to one hundred and thirty-three million, six hundred and fifteen thousand, eight hundred and seventy reais (BRL 133,615,870.00), be destined to the constitution of a reserve of unrealized profits.

For more information on this matter, see Exhibit III to this Management Proposal, which contains the information required by “Exhibit 9-1-II” of CVM Instruction No. 481.

(4) Define the number of members for the Company’s Board of Directors.

Management proposes that the Board of Directors, in the event of election by majority vote or through the adoption of the multiple vote procedure, be composed of thirteen (13)
members.

(5) Resolve on the independence of the candidates to the positions of independent members of the Company's Board of Directors.

Under the terms of article 17 of the Novo Mercado Rules, the characterization of the persons appointed to the Board of Directors as independent board members shall be resolved by the Company’s General Meeting.

The candidates to Independent Board Members are: Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica Dilullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell, Andrew George McMaster Jr. and Georgia Melenikiotou. For more information about the candidates to members of the Board of Directors, see document in Exhibit IV to this Proposal.

Pursuant to article 17, I, of the Novo Mercado Rules, the Company obtained a statement from the candidates indicated above, in which they attested to their compliance with the criteria established in the Novo Mercado Rules. For purposes of article 17 of the Novo Mercado Rules, the Company's Board of Directors issued a favorable statement for the qualification of the candidates listed above in accordance with the independence criteria set forth in the Novo Mercado Rules.

In view of the foregoing, the Company Management recommends that the shareholders approve, within the scope of the Annual General Meeting, the classification of Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell, Andrew George McMaster Jr., and Georgia Melenikiotou as candidates to independent members of the Board of Directors.

(6) Elect the members of the Company's Board of Directors, to be elected for the unified term of office established in the Bylaws, which will be two (2) years.

The Management indicates the names below to compose the Board of Directors, with term of office of two (2) years, to end on the date of the annual general meeting at which the Company’s shareholders resolve on the financial statements for the fiscal year ending December 31, 2023.

Antonio Luiz da Cunha Seabra

Guilherme Peirão Leal

Pedro Luiz Barreiros Passos

Roberto de Oliveira Marques

Carla Schmitzberger (independent member)

Gilberto Mifano (independent member)

Fábio Colletti Barbosa (independent member)

Jessica DiLullo Herrin (independent member)

Ian Martin Bickley (independent member)

Nancy Killefer (independent member)

W. Don Cornwell (independent member)

Andrew George McMaster Jr. (independent member)

Georgia Melenikiotou (independent member)

For more information about the candidates to members of the Board of Directors, see document in Exhibit IV to this Proposal.

Voting on the candidates above will be on one single slate, to be elected through the majority vote.

The Company's Shareholders representing at least 5% of the corporate capital may require, in writing, adoption of the multiple voting procedure to the Company, under CVM Rule No. 165, of December 11, 1991, and CVM Rule No. 481.

If it is validly required the adoption of a multiple voting procedure, the vote will be carried out individually instead of the slate, and each share will be attributed as many votes as the vacancies to be filled in the Company’s

Board of Directors, and the Shareholder will be entitled to accumulate votes in one single candidate or distribute them among several candidates.

Shareholders wishing to request the adoption of the multiple voting process must do so, in writing, to the Company, by 8:00 a.m. on the day 18 of April 2022, through the email address ri@natura.net (Subject: "Voto Múltiplo AGO 2022”) or by correspondence delivered to the Company's headquarters located at Avenida Alexandre Colares, No. 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, in the care of “Ana Carolina Lopes – Voto Múltiplo AGO 2022”.

Additionally, the minority Shareholders holding, individually or as a group — observing the provisions of article 141 of Corporate Laws and of the Company’s bylaws, of ten percent (10%) or more of the Company’s shares, will be entitled to elect, in a separate voting, one member of the Company’s Board of Directors. In the event of a separate election, it is proposed that the Board of Directors be composed of thirteen (13) members, and the administration must define in a timely manner the member who will no longer be on the slate. .

Only members of the Company’s Board of Directors who evidence uninterrupted ownership of the minimum shareholder interest required for the exercise of the election right during three (3) months immediately preceding the Meeting may exercise such right.

(7) Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2022.

The Company’s Management proposes to set the managers’ global compensation, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2022, considering the period from May 2022 to April 2023, in the total amount of up to one hundred and fifteen million, a hundred and fifty-five thousand, seven hundred and seventy and fifty-six cents (R$ 115,155,770.56), including fixed and equity-based compensation.

In accordance with the understanding stated by the CVM´ Board at a meeting held on December 8. 2020 (CVM Proceeding No. 199957.007457/2018-109), the social charges payable by employers are not comprised by the concept of “benefits of any nature” mentioned in article 152 of the Corporation Act. Thus, such charges have not been considered for the purpose of the manager´s proposed global compensation herein submitted.

How our Value-Driven Compensation Program Supports our Strategic Transformation

The geopolitical situation adds new challenges to our businesses, beyond headwinds in supply chain, rising inflation, new pandemic restrictions and weak consumption in Brazil that has a strong effect on the CFT market. However, our focus on costs and continued transformational changes allowed us to post net sales growth and net income above 1 billion Reais and finished the year with a strong cash position.

This performance reflects the remarkable mobilization of our teams to focus on profitability, but also the strength of our omnichannel model and the depth of the reinvention of the social-selling model we are implementing. Natura &Co also continues to be attentive to the health and safety of its employees, consultants and representatives and customers.

2021 has proven that even in the toughest of times, the business model and the brand strategies are sound. In light of our continuing focus on driving the path forward, Management proposes to approve the rectification and ratification of the global compensation. Shareholders are encouraged to read CEO letter on page 2, access 4Q21 and 2021 earnings results (link here) and 2021 Annual Report (link here) for further updates regarding financial performance, strategy, and governance.

Compensation Structure

The Company compensation strategy is underpinned by its broader mission on “people, planet and profit”. Natura &Co is formed by global purpose-driven, multi-channel beauty brands and is active in more than 100 countries. Given the Group's structure and business complexities, it is critical to rely on a highly skilled management team to lead the Group on its growth trajectory, executing a purpose-driven business strategy and creating value for all stakeholders. Read more on Natura´s ESG metrics on our Sustainability Vision 2030 progress report (link here)

The Company’s compensation structure takes into account compensation norms and competitive levels specific to the role’s talent market, regulatory requirements, business strategy, and alignment with shareholder interests. As is the norm in the market and aligned to our talent objectives, our compensation structure comprises fixed and variable compensation, the latter of which includes short and long-term incentives. Compensation is designed to be predominantly variable, and which does not payout if threshold performance levels are not met.

More information on the Total Compensation of the Board of Directors, Statutory Officers and the Fiscal Committee for the years ended December 31, 2020 and 2021, respectively, is found on Exhibit V - Reference Form item 13.1.

The Annual Variable Compensation (short-term incentive) is performance-based, with a minimum EBITDA threshold that has to be achieved before funding can occur. Assuming the threshold is met, performance is evaluated based on a scorecard that considers financial metrics such as revenue and cash generation, as well as growth, social and environmental goals.

The Share Based Compensation (long-term incentive) has a 3-year vesting period and is composed of a “Co-Investment Program” and “Long Term Incentives Program” to incentivize long-term performance on key indicators and align management interests with our shareholders as equity owners. The key performance indicators include profitability, total shareholder return and the reduction in carbon emissions, the latter related to our Net Zero 2030 ambition.

To strengthen this commitment, Natura &Co as a purpose-driven group, has established material weight on environmental and social metrics in both the short and long-term incentive programs as presented in the chart below:

The variable component, which is predominantly equity-based, represents a significant portion of Board of Directors’ and Statutory Officers and Non-Statutory’ compensation to support long-term strategy development and execution and value creation to all stakeholders, as shown in the graphs below:

Additional Information on Compensation of the Board of Directors and Statutory Officers

The Executive Chairman and Group CEO´s compensation composition differs from the other members of the Board of Directors, due to responsibilities inherent in holding both positions. According to CVM rules, the compensation of an executive who also holds a board position, needs to be disclosed as part of the Board of Directors compensation and not as a Statutory Director.

Additionally, CVM rules set out the methodology by which long-term incentives should be valued. In particular, we note that the methodology uses the original award date share price rather than a floating share price at the time of the regulatory filings.

For complete information on the compensation structure of Board of Directors, Statutory Officers and the Fiscal Committee for the years ended December 31, 2020, and 2021, please refer to Exhibit V - Reference Form item 13.

For supplemental information on maximum, minimum and average individual compensation for the year ended December 31, 2021 as further guidance, please see Exhibit III – Reference Form item 13.16. This section should be read in conjunction with the company´s Corporate Governance Structure, also available to shareholders here and in conformity with reporting requirements dictated under Brazilian Corporate Law and in CVM Rulings.

The Company´s Managers´ Compensation Policy was approved by the Board of Directors on July 17, 2019 and is available for consultation on the Company’s investors relations website and on the CVM website (www.cvm.gov.br).

In accordance with our high standards in corporate governance and aiming for continuous improvement in transparency, we have enhanced our disclosure on our global compensation structure. In addition, we anticipated the Annual Report (link here) publication prior to the Annual General Meeting, which will include Board skill matrix, among other information, in order to provide shareholders with a timely and broader view of the Company´s performance and achievements in 2021.

(8)       Instatement of the Fiscal Council.

Although not included in the agenda of the AEGM, the law allows shareholders representing at least 2% of the Company’s voting shares to request the instatement of a Fiscal Council. By legal requirement, the Remote Voting Ballot contains the following simple questions:

"Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404 of 1976?

[ ] Yes [ ] No [ ] Abstain”

The Management suggests that the shareholders vote “no” or “abstain” upon request for instatement of such body, as it understands that the Audit, Risk Management and Finance Committee, the mission of which is to ensure the operationalization of the internal and external audit procedures, of the mechanisms and controls related to the risk management and coherence of financial policies with the strategic guidelines and the business risk profile, already properly performs the surveillance functions, thus it being not necessary the instatement of the Fiscal Council, which would result in an increase to the costs with no clear benefits.

Up to the moment, the Management informs that there has not been any request for inclusion of candidates to the Fiscal Council in the Remote Voting Ballot, as allowed under the CVM Rule No. 481.

Thus, those shareholders that opt for remote voting ballot shall not be able to know the names, résumés and other relevant information of any candidates that may be appointed afterwards, even at the General Meeting itself, nor shall they take part in the election, if shareholders representing at least 2% of the total Company's voting shares vote in favor of the request for instatement of the Fiscal Council (considering the sum of the votes cast in person or remotely).

Thus, to avoid the risk that shareholders who opt for the remote voting inadvertently contribute for the election of candidates (i) indicated and appointed by shareholders holding an irrelevant percentage or a percentage that minimally represents the capital stock, and/or (ii) whose names and résumés and other information relevant for an informed decision have not been disclosed upon completion of the Remote Voting Ballot, without prejudice to the provisions of article 21-L of CVM Rule No. 481, the Management suggests that the shareholders who opt for the remote voting vote “no” or “abstain” in the answer to this question.

At the Extraordinary General Meeting:

(1) Resolve on the re-ratification of the global compensation of the Company's managers relating to the period from May 2021 to April 2022, fixed at the Company's Annual General Meeting held on April 16, 2021.

At the Annual General Meeting held on April 30, 2021 ("AGO 2021"), the shareholders approved, by a majority of the votes cast, the establishment of the overall compensation of the managers considering the period from May 2021 to April 2022, in the total amount of up to one hundred and four million, five hundred and eighty-five thousand, six hundred and fifteen reais and forty cents (BRL 104,585,615.40). This amount was exceeded by five million, three hundred and seventy thousand, four hundred and eighty-two reais and fifty-nine cents (BRL 5,370,482.59), mainly due to the costs incurred in the transition of statutory directors in 2021, which led to an increase of approximately 5 in the overall amount of the directors' compensation, which was not foreseen in the management proposal for the AGO 2021.

In view of the above, the Management proposes the approval of the rerratification of the overall compensation of the Company's directors and officers paid, considering the period from May 2021 to April 2022, set at the AGO 2021 in the amount of one hundred and four million, five hundred and eighty-five thousand, six hundred and fifteen reais (BRL 104,585,615.00) to one hundred and nine million, nine hundred and fifty six thousand, ninety-seven reais and ninety-nine cents (BRL 109,956,097.99), that is, a difference of five million, three hundred and seventy thousand, four hundred and eighty and fifty-nine cents (BRL 5,370,482.59) so that it can be incorporated into the remuneration for the fiscal year.

For more information about the proposal for the rerratification of the compensation of the directors, see item 13 of the Reference Form in Exhibit V.

(2) Resolve on the amendment to article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.

The Company's Management proposes the amendment to article 5 of the Company's Bylaws, as well as the consequent consolidation of the Company's Bylaws, in order to reflect the current value of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022, which was increased from twelve billion, six hundred and ninety four million, four hundred and fifty-two thousand, eight hundred and seventy reais and sixty two centavos (BRL 12,694,452,870.62), divided into one billion, three hundred and seventy-nine million, five hundred and eighty four thousand, seven hundred and thirty seven (1.379.584.737) registered common shares, without par value, to twelve billion, six hundred and ninety five million, six hundred and ninety four thousand, ninety three reais and eighty cents (BRL 12,695,694,093.80), divided into 1.379.737.055 (one billion, three hundred and seventy nine million, seven hundred and thirty seven thousand and fifty five) registered common shares, without par value, as a result of the exercise of options to purchase or subscribe for common shares issued by the Company, by the Company’s managers and employees, as well as by the managers and employees of the companies directly or indirectly controlled by it, who participate in the current long-term incentive plans, as authorized by the wording of article 6, paragraph 2, of the Company’s Bylaws.

Therefore, it proposes to amend article 5 of the Company's Bylaws, which shall now become effective with the following new wording:

"Article 5 - The Company’s capital stock, fully subscribed and paid up, is twelve billion, six hundred and ninety-five million, six hundred and ninety-four thousand, ninety three reais and eighty centavos (12.695.694.093,80), divided into one billion, three hundred and seventy-nine million, seven hundred and thirty seven thousand, fifty five (1.379.737.055) registered common shares, with no par value.

In compliance with the provisions of article 11 of CVM Rule No. 481, Exhibit VI to this Proposal contains a comparative chart, including the current wording, the proposed wording, and the justification for the amendments. In addition, for ease of reference and better viewing and contextualization of all amendments proposed herein, Exhibit VI also contains the track changes version of the Bylaws restating the proposed amendments.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 20, 2022

Exhibit I

Managers’ comments about the Company’s financial status, pursuant to item 10 of the Reference Form and under CVM Rule No. 481

10.1	- General Financial and Equity Conditions

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 presented in accordance with accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the pronouncements of the Brazilian Accounting Standards Committee (“CPC”) and in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”).

As described in item 7.1 of this Reference Form, the Company was organized with the purpose of enabling the acquisition of Avon Products, Inc. (“Avon”) through the combination of businesses, operations, and share bases of Natura Cosméticos S.A. (“Natura Cosméticos”) and Avon (“Transaction”).

As a result of the Transaction, for the purposes of this Section 10 of the Reference Form, “Natura &Co” only means (i) prior to the conclusion of the Transaction, Natura Cosméticos and its subsidiaries on a consolidated basis, and (ii) after the conclusion of the Transaction, Natura &Co Holding and its subsidiaries on a consolidated basis. The brands under management of the Company include Natura Cosméticos, Avon and Natura &Co International S.a.r.l., recently constituted.

The Transaction was announced on May 22, 2019, when Avon, Natura Cosméticos, the Company (“Natura &Co Holding”) and the subsidiaries Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc. entered into the Merger Agreement, as amended on October 3, 2019 and November 5, 2019, whereby Avon and Natura Cosméticos became direct wholly-owned subsidiaries of Natura &Co Holding through a series of corporate restructuring operations.

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding, in capital increase, shares corresponding to about 57.3% of Natura Cosméticos’ capital stock, on December 17, 2019, all shares of Natura Cosméticos held by non-controlling shareholders and not previously held by Natura &Co Holding were merged into Natura &Co Holding. Thus, Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding, completing the corporate restructuring carried out in preparation for the Transaction (“Corporate Restructuring”).

After all the conditions for the conclusion of the Transaction were met, Nectarine Merger Sub II were merged with and into Avon, with Avon surviving the merger. Subsequently, Nectarine Merger Sub I was merged with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger. Following the mergers, Avon became a wholly owned direct subsidiary of Natura &Co Holding S.A., and the former Avon shareholders became shareholders of Natura &Co Holding S.A.

Prior to the Corporate Restructuring, Natura &Co Holding had limited or inexistent assets, operations, and liabilities, and had no material contingent liabilities or commitment.

The Corporate Restructuring was recorded using the predecessor accounting method through which historical transactions of Natura Cosméticos are considered Natura &Co Holding’s transactions.

Thus, the consolidated financial statements analyzed and discussed in this form reflect:

•	the historical operating results and Natura &Co’s financial standing before the Corporate

Restructuring;

•	the consolidated results of Natura &Co Holding and Natura &Co after the Corporate Restructuring;

•	Natura &Co’s assets and liabilities at their historical cost; and

•	Natura &Co Holding’s profit per share for all years presented.

The Transaction was consummated on January 3, 2020, and, as a result, Avon became a direct wholly owned subsidiary of Natura &Co Holding.

Immediately after the conclusion of the Transaction, the former shareholders of Natura Cosméticos held approximately 72.9% of Natura &Co Holding and the former common shareholders of Avon held approximately 27.1% of Natura &Co Holding. As a result, Natura &Co Holding is the acquirer for the purposes of financial reporting.

The number of common shares issued by Natura &Co Holding, as a result of the Corporate Restructuring, is retrospectively reflected as of January 1, 2017, for the purpose of calculation of the profit per share in all previous periods presented.

The consolidated financial statements, the income statement and cash flows and all other movements of assets and liabilities are, except when mentioned, in Brazilian reais, the functional currency and the presentation currency of the consolidated financial statements of Natura &Co Holding and Natura &Co.

As explained in item 7.2(a), before the announcement in January 2020 about the acquisition of Avon, starting in the first quarter of 2020, and as a result of the acquisition of Avon, we started to manage and report our operations based on the following four operating segments:

•	Natura &Co Latam: all operations of Natura, Avon, The Body Shop and Aesop located in Brazil and Latin America;

•	Avon International: all Avon operations, except for those located in Brazil and in Latin America;

•	The Body Shop International: all operations of The Body Shop, except for those located in Brazil and in Latin America; and

•	Aesop International: all Aesop operations, except for those located in Brazil and in Latin America.

The discussion and comparative analysis of the consolidated results for the years ended December 31, 2021, 2020 and 2019 are based on the new presentation of segments. We emphasize that the consolidated information per segment for the year ended December 31, 2019 has been restated to reflect the changes in the presentation of the segments, as mentioned above.

The officers’ comments intend to provide to investors relevant information to facilitate the comparison of performance using our historical financial statements for the fiscal years ended December 31, 2021, 2020, and 2019.

The terms “HA” and “VA” in the columns of certain tables of this section 10 of the Reference Form mean “Horizontal Analysis” and “Vertical Analysis”, respectively. The Horizontal Analysis compares indexes or items of a line in our financial statements over a period of time. The Vertical Analysis represents the percentage or the item of a line in relation to the net operating income for the indicated years, or in relation to the total assets on the applicable dates, except when indicated otherwise.

All the information presented in this Section 10 has been rounded to the nearest thousands, except when indicated otherwise.

a)       general financial and equity conditions

Result

The Board of Officers believes that the Company’s financial and equity conditions are sufficient to fulfill its short- and long-term obligations. The Company’s cash generation, jointly with the available credit facilities in financial institutions, is sufficient to fund its activities and cover its need for funds to carry out its business plan.

The Company surpassed the global toiletries, perfumery and cosmetics market during 2021. This achievement is mainly due to the 18% expansion of total digital sales in 2021 compared to 2020, which include sales by digital relationship (“social selling”) and e-commerce, driven by the closing of the retail market during certain periods of the year. The Company is closely monitoring the evolution of the COVID-19 pandemic worldwide. The Crisis Committee, created to manage the effects of the pandemic, continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, hedge cash, improve liquidity, and promote the health and safety of all.

We remain extremely attentive to the health and safety of our employees, consultants, representatives, and customers.

Additional details on the results assessed by the Company of the period ended December 31, 2021 and 2020 (and other comparative periods) are presented in item 10.1 (h) and 10.2 of this Reference Form.

Liquidity Ratio

	Fiscal year ended December 31
Indicator	2021	2020	2019
Current Liquidity (i)	1.3	1.2	1.3
General Liquidity (ii)	0.8	0.8	0.7

(i)	Total current assets divided by total current liabilities.

(ii)	Sum of current assets and non-current assets divided by the sum of current liabilities and non-current liabilities.

For year ended December 31, 2021, current and general liquidity indexes were 1.3 and 0.8 for December 31, 2020 they were 1.2 and 0.8, respectively). The Company had R$4,007.3 million in cash and cash equivalents as of December 31, 2021 and R$1,978.8 million in short-term investments (R$5,821.7 million in cash and cash equivalents as of December 31, 2020 and R$2,520.6 million in short-term investments as of December 31, 2020).

The Company prepaid US$ 900 million (R$ 5,194.6 million) in November in Avon bonds maturing in 2022, and the cash balance is in line with projections and well above our minimum limits. The cash flow generation in the second half of 2021 helped to reverse the negative cash flow in the first half of the year, despite Avon´s acquisition costs and COVID-19 impacts. Cash generation mainly in the fourth quarter of 2021 was driven by strong operating results and improvement in working capital, mainly due to lower inventory at Natura &Co Latam and the extension of the terms of the accounts payable at The Body Shop, primarily due to the postponement of rental payments.

In 2019, the current liquidity index decreased, but the general liquidity index slightly increased. The current liquidity index went from 1.4 to 1.3, while the general liquidity index went from 0.6 to 0.7.

Net Debt

	As of December 31,

	2021	2020	2019
		(R$ million)
Borrowing, financing and debentures (current liabilities)	945.1	3,805.6	3,354.4
Borrowing, financing and debentures (non-current liabilities)	11,771.8	10,017.3	7,432.0
Lease Liabilities (current liabilities)	1,005.5	1,059.7	542.1
Lease Liabilities (non-current liabilities)	2,542.3	2,798.8	1,975.5
Indebtedness	16,264.7	17,681.4	13,304.0

Derivative instruments (current and non-current liabilities)	458.5	61.2	11.8
Lease Liabilities (current liabilities)	(1,005.5)	(1,059.7)	(542.1)
Lease Liabilities (non-current liabilities)	(2,542.3)	(2,798.8)	(1,975.5)
Gross Debt	13,175.3	13,884.1	10,798.2
Cash and cash equivalents and current and non-current short-term investments	(5,986.0)	(8,358.4)	(5,546.8)
Net Debt	7,189.3	5,525.7	5,251.4

b)       capital structure

The Company’s goals, in managing its capital, are to protect its continuity, offer return to the shareholders and benefit the other stakeholders, in addition to maintaining a reasonable capital structure to decrease such cost. The table below shows some finance information on the Company’s activities, considering the stockholders’ equity and the equity of third parties:

	As of December 31,
	2021	2020	2019
	(R$ million, except percentage)
Shareholders’ equity	28,433.1	27,387.1	3,362.3
Current and non-current borrowing, financing and debentures, including lease liabilities	16,264.7	17,681.4	13,303.9
Total source of capital	44,697.8	45,045.7	16,666.2
Shareholders’ equity (i)	63.6%	60.7%	20.2%

Current and non-current borrowing, financing and debentures, including lease liabilities (ii)	36.4%	39.3%	79.8%

(i)	Shareholders’ equity divided by the total source of capital.

(ii)	Current and non-current borrowing, financing and debentures, including lease liabilities, divided by total source of capital.

Shareholders’ Equity

As of December 31, 2021, our shareholders’ equity amounted to R$28,433.1 million, an increase of R$1,046.6 million compared to R$27,387.1 million as of December 31, 2020, primarily due to current impacts of transactions and recognized tax consequences.

As of December 31, 2020, our shareholders’ equity amounted to R$27,387.1 million, an increase of R$24,024.8 million compared to R$3,362.3 million as of December 31, 2019, primarily due to the acquisition of Avon and net income for the year and operation of follow-on of shares during the 2020 financial year.

Current and Non-current Borrowing, Financing and Debentures, Including Lease Liabilities

As of December 31, 2021, current and non-current borrowing, financing and debentures, including lease liabilities, amounted to R$16,264.7 million, a reduction of R$1,416.7 million compared to R$17,681.4 million as of December 31, 2020, such reduction which is connected to the volume of liquidations carried out in 2021.

As of December 31, 2020, current and non-current borrowing, financing and debentures, including lease liabilities, amounted to R$17,681.4 million, an increase of R$4,377.5 million compared to R$13,303.9 million as of December 31, 2019, mainly due to the inclusion of Avon’s debts, in addition to new borrowing and financing, as well as the effects of exchange rate variation that were relevant in the year, due to the sharp exchange rate devaluation resulting mainly from the impacts of COVID-19. Increases were partially balanced by amortization of Debentures, among other debts, during the 2020 fiscal year.

Cash and Cash Equivalents and Short-Term Investments

As of December 31, 2021, our cash and cash equivalents and short-term investments amounted to R$5,986.0 million, a reduction of R$2,356.3 million or 28.3% compared to R$8,342.2 million on December 31, 2020. This reduction is mainly due to the consumption of cash by investing and financing activities, associated with the acquisition of property, plant and equipment, intangible assets and rights of use, as well as the increase in the volume of loans, financing and debentures amortized in 2021. Cash and cash equivalents and marketable securities in current assets represented 9.9% of total assets on December 31, 2021, compared to 13, 8% on December 31, 2020.

As of December 31, 2020, our cash and cash equivalents and short-term investments amounted to R$8,342.2 million, an increase of R$2,802.9 million compared to R$5,539.4 million as of December 31, 2019. This increase is mainly due to the acquisition of Avon and the transactions carried out in the capital markets that raised funds in the amount of R$7.6 billion reais. Cash and cash equivalents and marketable securities in current assets represented 13.8% of total assets as of December 31, 2020, compared to 26.1% as of December 31, 2019.

c)	capacity to pay assumed financial commitments

In the fiscal years ended December 31, 2021, 2020 and 2019, we fully complied with our financial commitments.

Additionally, the Management understands that the relationship of the Company with first-tier financial institutions allows the access to additional credit facilities when it becomes necessary.

The analysis of the current liquidity and general liquidity rates demonstrates the Company’s capacity to settle its short-term commitments.

Índice de Liquidez

	Fiscal year ended December 31,
Indicator	2021	2020	2019
Current Liquidity (i)	1,3	1,2	1,3
General Liquidity (ii)	0,8	0,8	0,7

(i) Total current assets divided by total current liabilities.

(ii) Sum of current assets and non-current assets divided by the sum of current liabilities and non-current liabilities.

The current liquidity ratios (represented by current assets divided by current liabilities) and general liquidity (represented by total assets divided by the sum of current liabilities and non-current liabilities) of the Company on December 31, 2021 were 1.3 and 0.8, respectively, as of December 31, 2020 they were 1.2 and 0.8, respectively, and as of December 31, 2019, they were 1.3 and 0.7, respectively.

Additionally, up to the date of this Reference Form, we have honored the payments of all our commitments, as expected, and there is no perspective of financial incapacity or non-managed liquidity risk.

d)       sources of financing for working capital and for investments in non-current assets used by the Company

As set out in note 19 to our individual and consolidated financial statements for the financial year 31 December 2021, The Body Shop had, at 31 December 2021, a facility of up to £100 million (£70 million at 31 December 2020), guaranteed by Natura Cosméticos, which could be withdrawn in installments to meet the short-term financing needs of The Body Shop International Limited. This credit line was fully withdrawn by The Body Shop until December 31, 2021 and 2020, respectively, to reinforce working capital and liquidity, with annual interest payment of Libor + 2.9% p.a.

The Company also used unsecured lines of credit totaling approximately US$100 million for working capital purposes in the countries where it operates.

e)       These lines provide financial coverage to the companies Natura, Aesop and Avon. Some of these lines were contracted in the first and second quarters of 2020 (about US$60 million) to reinforce liquidity. However, part has already been settled in the last quarter of 2020 (about US$ 14 million).sources of financing for working capital and investment in non-current assets intended for use as a means of covering liquidity shortfalls

Traditionally, our cash requirements consist of working capital, maintenance of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of facilities, as well as acquisitions. Our sources of liquidity come from cash flows from our operations (which may vary according to fluctuations in our operating income, cost of goods sold, operating expenses and financial results) and short-term and long-term borrowings. We finance acquisitions through third-party loans and share exchange structures.

We believe that, for the next 12 months, our working capital is sufficient to meet our current needs. If necessary, we may cover any possible shortfalls in our working capital needs or any additional needs arising from the impacts of the COVID-19 pandemic on business through short-term and long-term loans or debt offerings in the domestic and international capital markets. Our main sources of financing for working capital, investments in non-current assets and any additional needs are: (i) cash generated from our operating activities and (ii) loans and financing.

f)	indebtedness levels and the characteristics of such debts

(i)	material borrowing and financing agreements

As of December 31, 2021, current and noncurrent borrowing, financing, debentures and bond issuances, including lease, amounted to R$ 16,264.7 million, of which R$ 1,950.6 million was current and R$ 14,314.1 million was noncurrent.

As of December 31, 2020, current and non-current borrowing, financing and debentures and bond issuances, including lease liabilities, amounted to R$17,681.4 million, of which R$4,865.3 million was current and R$12,816.1 million was non-current.

As of December 31, 2019, current and non-current borrowing, financing and debentures and bond issuances, including lease liabilities, amounted to R$13,303.9 million, of which R$3,896.4 million was current and R$9,407.5 million was non-current.

The following table shows the maturities of our non-current consolidated debts, including lease liabilities, as of December 31, 2021:

As of December 31, 2021
(R$ million)
Maturity of borrowing and financing, Including Lease Liabilities
2023	3,690.0
2024	2,807.9
2025 onwards	7,816.2
Total	14,314.1

The summary of current and non-current borrowing and financing and debentures and bond issuances in the years ended December 2021, 2020 and 2019 is demonstrated as follows:

	As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2021	2020	2019
Local Currency

FINEP (Financing Agency for Studies and Projects)	44.2	73.1	102.0	Real	June 2023	Interest of 3.5% per year	Bank-issued guarantee letter.
Debentures	1,922.7	4,042.5	4,251.2	Real	August 2024	Interest of 112.00% of the CDI and 1.00% + CDI, 1.15% + CDI, maturing in March and September 2020, September 2021, September 2022 and August 2024.	None
Promissory Notes	-	773.9	2,883.4	Real	December 2020	3.25% + CDI (i)	Natura Cosméticos Ltda secured shares
BNDES(6)	-	7.8	35.4	Real	Up to September 2021	TJLP + interest of 0.5% to 3.96% per year and fixed-rate contracts of 3.5% to 5% per year (PSI). (2)	Bank-issued guarantee letter
BNDES –FINAME (Special Agency for Industrial Financing) (6)	-	-	0.2	Real	Up to March 2021	Contracts from August 2014 to May 2016 at fixed rate of 6% per year to 10.5% per year	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
Financial lease	3,547.9	3,858.5	2,517.6	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital – Mexico	-	14.5	31.8	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (4)	Guarantee of Natura Cosméticos S.A.
Working capital – Aesop	-	-	100.4	Australian dollar	August 2026	USD Libor + interest 0.92% per year	Bank-issued guarantee letter
Working capital – The Body Shop	526.7	500.8	-	GBP	March 2021	Libor plus 2.9% per year	Guarantee of Natura Cosméticos S.A. until 2021 and from Natura &Co Holding from January 2022 on.
Working capital – Avon	164.5	145.4	-	Various	May 2022	Libor plus 7.7% per year	N/A
Notes – Avon	4,256.0	4,033.7	-	U.S. Dollar	(a) March 15, 2023; (b) March 15, 2043;	TBD	Annual interest of (a) 7.00% and (b) 8.95%
Total in local currency	10,462.0	13,450.3	9,922.0

	As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2021	2020	2019
Foreign Currency

BNDES(6)	-	1.6	8.0	U.S. dollar	October 2020	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution No. 635 (5)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
Export Credit Note (NCE)	-	-	81.2	U.S. dollar	October 2020	Libor + interest 0.87% per year (a)	None
Law No. 4,131	279.4	260.2	202.2	U.S. dollar	May 2022	Libor + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	5,523.3	3,969.2	3,090.5	U.S. dollar	February 2023	Interest of 5.375% per year (5)	None
Total in foreign currency	5,802.7	4,231.0	3,381.9
Overall total	16,264.7	17,681.4	13,303.9
Current	1,950.6	4,865.3	3,896.4
Noncurrent	14,314.1	12,816.1	9,407.5
Debentures
Current	350.1	2,169.8	246.0
Noncurrent	1,572.6	1,872.7	4,005.2

(i)	CDI rate – Interbank Loan Rate.

(ii)	PSI – Investment Support Program.

(iii)	IPCA – Broad Consumer Price Index.

(iv)	TIIE – Mexican Interbank Equilibrium Interest Rate.

(v)	Borrowing and financing for which swap financial instruments (CDI) were entered into, with foreign currency indexation changed to CDI. These borrowing and financing operations are not being shown net of their derivatives.

(vi)	These borrowings are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

(ii)	other long-term relationships with financial institutions

The Company has long-term relationships with national and international financial institutions that, over the last years, enabled the growth of its activities by means of borrowing and financing.

(iii)	debt subordination degree

None of our existing debts as of December 31, 2021 has a specific subordination clause, so there is no preference relationship between them. The gross debt is composed of the sum of borrowing and financing and debentures (current and non-current), guaranteed by (i) fiduciary assignment; (ii) fiduciary sale; and (iii) financial guarantees, such as endorsement and suretyship. The degree of subordination between the Company’s debts is determined in accordance with the provisions of the legislation in force, namely: (i) social and labor obligations; (ii) tax payable; (iii) lease liabilities; (iv) borrowing and financing; (v) unsecured credits; (vi) subordinated credits; and (vii) dividends and interest on net equity.

(iv)       any restrictions on the Company, especially with regard to indebtedness limits and contracting of new debts, payment of dividends, disposal of assets, issuance of new securities, and disposal of ownership control, as well as whether the issuer has been complying with these restrictions

Debentures

The covenants are evaluated based on the subsidiary Natura Cosméticos’ balances in the years as shown in the table below.

These clauses establish financial indicators resulting from division of Net Debt for covenants purpose (which not considers the effects of lease liabilities and effects of derivative instruments of mark-to-market), less cash and cash equivalents and short-term investments by EBITDA (which excludes the effects of lease liabilities, in accordance with rule IFRS 16/CPC 06 (R2)) in the last 12 months, which must be equal to or lower than the number established:

12-month Year Ended	Leverage Ratio
December 31, 2019 / June 30, 2020	3.25
December 31, 2020 / June 30, 2021	3.00
December 31, 2021 / June 30, 2022	3.00
December 31 , 2022 / June 30, 2023	3.50
December 31, 2023 / June 30, 2024	3.50

Natura Cosméticos Debenture Covenants

The deed of the ninth issue of debentures provides for a leverage limit of 3.00x. The deeds of the tenth issue of debentures require, with regard to the financial covenant of leverage, limits of 3.00x until June 30, 2022 and 3.50x from the measurement of December 31, 2022 to maturity.

Natura Cosméticos Covenants Bonds

The Company, due to issue of bonds abroad, also has limitations such as: (i) declaring or paying dividends or making any other distribution on its equity interest; (ii) repurchasing Natura shares; (iii) writing off subordinated debt; or (iv) making minority investments, unless: (i) no event of default has occurred; (ii) Natura incurs at least US$1.00 of Debt without prejudice to the measurement of the Net Debt/EBITDA (leverage) index; and (iii) the aggregate value of restricted payments made from the original date of issue of the Notes does not exceed a percentage of Natura Cosméticos’ accumulated net income according to its leverage indicator, among other obligations.

Avon Notes Covenants

The notes governing Avon’s contain customary covenants, default provisions and change in control provisions, among others. In July and September 2019, Avon’s bondholder consents for the 5% Notes and the 6.95% Notes, respectively, were obtained to amend the definition of "change of control" to permit the acquisition of Avon by Natura. No amortization of notes was triggered by the Transaction with Natura &Co.

As of December 31, 2021 and 2020, the Company was in compliance with the covenants related to the financing agreements, including the financial covenants.

g)	limits of the contracted funding and percentages already used

Refer to item 10.1 (d) and (e).

h)	material changes in each item of the financial statements

Income Statements

The tables in this item show a summary of the main consolidated financial information of the Company for the years indicated therein, with accompanying comments from the Officers of the Company regarding material changes occurred in such periods.

The following table sets forth the Company’s individual and consolidated financial information for the fiscal years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
(R$ million)	2021	V.A.	H.A.	2020	V.A.	H.A.	2019
NET REVENUE	40,164.7	100.0%	8.8%	36,922.0	100.0%	155.6%	14,444.7
Cost of sales	(14,011.5)	(34.9%)	5.9%	(13,229.7)	(35.8%)	228.0%	(4,033.5)
GROSS PROFIT	26,153.2	65.1%	10.4%	23,692.3	64.2%	127.6%	10,411.2

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	(16,999.2)	(42.3%)	8.3%	(15,702.8)	(42.5%)	145.5%	(6,395.6)
Administrative, R&D, IT and Project Expenses	(6,958.9)	(17.3%)	16.8%	(5,956.0)	(16.1%)	147.6%	(2,405.6)
Impairment loss on trade accounts receivables	(837.9)	(2.1%)	15.1%	(727.7)	(2.0%)	247.3%	(209.5)
Other operating income (expenses), net	(239.0)	(0.6%)	(53.7%)	(516.2)	(1.4%)	946.8%	(49.3)
OPERATING PROFIT BEFORE THE FINANCIAL RESULTS	1,118.2	2.8%	41.6%	789.6	2.1%	(41.6%)	1,351.2

Finance Income	4,006.5	9.9%	(15.4%)	4,738.4	12.8%	142.3%	1,955.8
Finance Expenses	(5,033.5)	(12.5%)	(12.8%)	(5,773.8)	(15.6%)	106.5%	(2,795.9)
Tax on Natura &Co Holding formation	-			-		(100.0%)	(206.6)
PROFIT (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUITION	91.2	0.2%	(137.1%)	(245.8)	(0.7%)	(180.7%)	304.5

Income tax and social contribution	1,048.0	2.6%	(481.5%)	(274.7)	(0.7%)	84.3%	(149.1)
NET INCOME (LOSS) FOR THE YEAR	1,139.3	2.8%	(318.9%)	(520.5)	(1.4%)	(434.9%)	155.4
NET LOSS OF DISCONTINUED OPERATIONS (i)	(98.6)	(0.2%)	(31.1%)	(143.1)	(0.4%)		-
NET INCOME (LOSS) FOR THE YEAR	1,040.7	2.6%	(256.8%)	(663.6)	(1.8%)	(527.1%)	155.4

(i)	On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico. These transactions were closed on March 1, 2016. As of that date, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico (New Avon LLC) are treated as discontinued operations.

Comparative Analysis of the Consolidated Results –Periods ended December 31, 2021/2020

	Regarding Year Ended December 31,
	2021	2020	Variation
Operating segments	(R$ million)

Natura &Co LATAM	22,413.4	20,542.3	9.1%
Avon International	9,329.3	9,097.4	2.5%
The Body Shop International	5,821.8	5,332.9	9.2%
Aesop International	2,600.2	1,949.3	33.4%
Net revenue	40,164.7	36,922.0	8.8%

Our consolidated net revenue increased by 8.8%, amounting from R$36,922.0 million for the year ended December 31, 2020 to R$40,164.7 million for the year ended December 31, 2021, mainly due to the growth in sales on the social selling and e-commerce of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

•	Natura &Co LATAM: Natura &Co LATAM’s net revenue increased by 9.1%, amounting from R$20,542.3 million for the year ended December 31, 2020 to R$22,413.4 million for the year ended December 31, 2021, due to the growth in sales in countries of the Hispanic region (mainly Chile and Argentina) and the progressive resumption of economy after lessening of restrictions imposed by COVID-19.

•	Avon International: Increase of revenue by 2.5%, amounting from R$9,097.4 to R$9,329.3, is mainly due to the increase of the average exchange rate of the US dollar over the period, which appreciated by 5.4%. In functional currency, revenue kept stable (with a negative variation of 2.7%) due to the deceleration in some countries where resumption after the pandemic was slower.

•	The Body Shop International: The Body Shop International’s net revenue increased by 9.2%, amounting to R$5,821.8 million for the year ended December 31, 2021 from R$5,332.9 million for the year ended December 31, 2020. The net revenue increased mainly as a result of the increase in the average exchange rate from pound sterling to Brazilian Real by 9.8%. In functional currency (pound sterling), The Body Shop International’s revenue remained stable compared to 2020 (with a negative change of 2% in the period), supported by the performance of e-commerce and direct selling channels, at Home.

•	Aesop International: Aesop International’s net revenue increased 33.4%, from R$ 1,949.3 million for the year ended December 31, 2020, to R$ 2,600.2 million for the year ended December 31, 2021. Net revenue increased mainly as a result of the economy resumption and lessening of the pandemic restrictions. Retail and on-line sales increased by 21% and concentrated mainly on Asia (+20%) and America (+16%). In addition, the increase of the average exchange rate from Australian dollar to Brazilian Real by 10.8% contributed to the variation. In functional currency (Australian dollar), net revenue increased by 18.9% in 2021.

Cost of Sales

The following table shows the components of cost of sales for the years indicated:

	Regarding Year Ended December 31,
	2021	2020	Variation
	(R$ million)

Raw Material / Package Material (i) / Resale (ii)	12,115.6	11,222.8	7.96%
Employee benefits expense	568.9	638.5	(10.90%)
Depreciation and amortization	254.4	215.4	18.11%
Other (iii)	1,072.4	1,153.0	(6.99%)
Cost of sales	14,011.3	13,229.7	5.91%

(i)	Particularly plastic, glass, graphics and fragrance bottles.

(ii)	Products manufactured by third parties, including soaps, hair products and others.

(iii)	“Other” includes electricity, water, gas, computer services and others.

For the year ended December 31, 2021, the cost of sales increased by 5.91% to R$ 14,011.3 million from R$ 13,229.7 million for the year ended December 31, 2020. Cost of sales remained stable compared to net revenue, representing 34.9% of net revenue as of December 31, 2021 compared to 35.8% for December 31, 2020.

With respect to our main operating segments:

•	For the year ended December 31, 2021, Natura &Co LATAM accounted for 63.0% of our total cost of sales. Natura &Co LATAM’s cost of sales increased by 9.6%, amounting to R$8,833.1 million for the year ended December 31, 2021. Cost remained stable, representing 39.4% of the net revenue of the segment, compared to R$8,062.8 million for the year ended December 31, 2020, which represented 39.2% of net revenue.

•	For the year ended December 31, 2021, Avon International accounted for 26.4% of our total cost of sales, amounting to R$3,698.2 million and 39.6% of net revenue. For the year ended December 31, 2020, cost amounted to R$3,822.0 million, accounting for 42% of the net revenue for the year.

•	For the year ended December 31, 2021, The Body Shop International accounted for 8.8% of our total cost of sales. At The Body Shop International, cost of sales increased by 6.9%, amounting to R$ 1,236.7 million for the period ended December 31, 2021 from R$ 1,157.0 million for the period ended December 31, 2020. In 2021, cost of sales remained stable, representing 21.2% of The Body Shop International’s net revenue, compared to 21.7% for the period ended December 31, 2020.

•	For the year ended December 31, 2021, Aesop International represented 1.8% of our total cost of sales. At Aesop International, cost of sales increased by 29.6%, amounting to R$ 243.6 million for the period ended December 31, 2021 from R$ 188.0 million for the period ended December 31, 2020. This was mainly impacted by the increase in our sales and represented 9.4% of net revenue for the year ended December 31, 2021 and 9.6% of the net revenue for the year ended December 31, 2020, respectively, remaining stable.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 10.39%, amounting to R$26,153.1 million for the period ended December 31, 2021 from R$ 23,692.3 million for the period ended December 31, 2020. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 65.1% for the period ended December 31, 2021, compared to 64.2% for the period ended December 31, 2029. Our margin increased mainly due to integration of Avon to the results, as well as due to the positive effect of the sales margin at Natura &Co Latam.

Operating Expenses

Consolidated operating expenses increased by 9%, amounting to R$25,034.9 million for the year ended December 31, 2021, representing 62.0% of consolidated net revenue compared to R$22,902.7 million for the year ended December 31, 2020, representing 62% of net revenue primarily due to the factors listed below.

Selling, Marketing and Logistics expenses

Consolidated selling, marketing and logistics expenses increased by 8.3% to R$ 16,999.2 million for the year ended December 31, 2021, compared to R$ 15,702.8 million for the year ended December 31, 2020. This increase is aligned with the growth pattern of revenue, which increased by 8.7%, and it is primarily due to (i) the effects of Purchase Price Allocation (“PPA”) primarily in relation to amortization of intangible assets, (ii) changes in credit policies, such as: extension of payment terms for consultants, flexibility in credit conditions and increases to on-line sales commissions, marketing and sales force expenses and other sale expenses of R$8,391.8 million for the year ended December 31, 2021 (R$7,723.8 million as of December 31, 2020), (iv) the increase in the effects of the exchange rate of the conversion of our foreign operations due to the devaluation of real and expenses based on foreign currency and (v) logistics costs driven by on-line sales amounting to R$2,654.5 million for the year ended December 31, 2021 (R$2,479.2 million as of December 31, 2020). As a percentage of net revenue, selling, marketing and logistics expenses remained stable and accounted for 42.3% for the year ended December 31, 2021, compared to 42.5% for the year ended December 31, 2020. Such stability is a result of continuous investments in improvement of operating efficiency, reduction of discretionary expenses during the year with the purpose of maintaining the business profitability and liquidity.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 16.8% to R$ 6,958.8 million for the period ended December 31, 2021 from R$ 5,956.0 million for the period ended December 31, 2020. This increase of R$1,002.8 million was mainly due to (i) governmental incentives in the United Kingdom and Australia related to payroll charges in 2020, (ii) IT projects planned for year 2020 and postponed to 2021, a measure implemented to minimize the impacts of COVID-19 over the Company’s cash flow. As a percentage of net revenue, administrative, research and development, technology and other project expenses accounted for 17.3% for the year ended December 31, 2021 compared to 16.1% for the year ended December 31, 2020.

Other Operating Income (Expenses), Net

Other net operating expenses reduced to R$239.0 million for the year ended December 31, 2021, from R$516.2 million for the year ended December 31, 2020. This change was primarily due to (i) tax credits in the amount of R$ 300.2 million for the year ended December 31, 2021 (R$105.2 million in December 31, 2020); and (ii) expenses amounting to R$511.0 million related to the implementation of a transformation plan for the ended December 31, 2021 (R$256.7 million for the year ended December 31, 2020).

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$1,047.9 million for the year ended December 31, 2021, from R$274.7 million for the year ended December 31, 2020. The increase was primarily due to tax benefits identified mainly in Avon entities in Luxembourg occurred in 2021, besides the impacts of deferred amount over tax losses of Avon and amortization of passive income tax on appreciation of assets and liabilities as a result of the PPA recorded by the Company.

Net Income (Loss)

For the reasons described above, we had a net income of R$ 1,040.7 million (2.6% of net revenue) for the year ended December 31, 2021, compared to a net loss of R$ 663.7 million (1.8% of net revenue) for the year ended December 31, 2020.

Comparative Analysis of the Consolidated Results – Years ended December 31, 2020 and 2019

	Regarding Year Ended December 31,
	2020	2019	Variation
Operating segments	(R$ million)

Natura &Co LATAM	20,542.3	9,113.9	125.4%
Avon International	9,097.4	-	100.0%
The Body Shop International	5,332.9	4,028.7	32.4%
Aesop International	1,949.3	1,302.2	49.7%
Net revenue	36,922.0	14,444.7	155.6%

Our consolidated net revenue increased by 155.6%, amounting to R$36,922.0 million for the year ended December 31, 2020 from R$14,444.7 million for the year ended December 31, 2019, mainly due to the acquisition and consolidation of Avon in 2020 and the strong growth in sales on the social selling and e-commerce of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

•	Natura &Co LATAM: Natura &Co LATAM’s net revenue increased by 125.4%, amounting to R$20,542.3 million for the year ended December 31, 2020 from R$9,113.9 million for the year ended December 31, 2019, mainly due to the acquisition of Avon and the strong growth of the Natura brand in Latin America, despite the impacts resulting from the restrictions imposed by COVID-19.

•	Avon International: Since the acquisitions of Avon on January 3, 2020 through December 31, 2020, Avon International contributed R$ 9,097.4 million of net revenue, representing 24.6% of our total consolidated net revenue.

•	The Body Shop International: The Body Shop International’s net revenue increased by 32.4%, amounting to R$ 5,332.9 million for the year ended December 31, 2020, from R$4,028.7 million for the year ended December 31, 2019. The net revenue increased mainly as a result of the increase in the average exchange rate from pound sterling to Brazilian real by 32.2%. In functional currency (pound sterling), The Body Shop International’s revenue remained stable compared to 2019 (with a negative variation of 1.3% over the period), supported by the performance of e-commerce and direct selling channels, at Home, offsetting the impacts of the Covid-19 pandemic.

•	Aesop International: Aesop International’s net revenue increased 49.7%, from R$ 1,302.2 million for the year ended December 31, 2019, to R$ 1,949.3 million for the year ended December 31, 2020. The net revenue increased mainly as a result of the increase in the average exchange rate from Australian dollars to Brazilian real by 31.5%. In functional currency (Australian dollars), net revenue increased 13.9% due to the exponential increase in on-line sales, offsetting the impact of temporary closure of physical stores during part of 2020 and the lower flow of tourists in the markets where the company operates, due to the restrictions of the pandemic of COVID- 19.

Cost of Sales

The following table shows the components of cost of sales for the years indicated:

	Regarding Year Ended December 31,
	2020	2019	Variation
	(R$ million)

Raw Material / Package Material (i) / Resale (ii)	11,222.8	3,457.5	224.6%
Employee benefits expense	638.5	293.4	117.6%
Depreciation and amortization	215.4	57.4	274.9%
Other (iii)	1,153.0	225.2	412.1%
Cost of sales	13,229.7	4,033.5	228.0%

(iv)	Particularly plastic, glass, graphics and fragrance bottles.

(v)	Products manufactured by third parties, including soaps, hair products and others.

(vi)	“Other” includes electricity, water, gas, computer services and others.

For the year ended December 31, 2020, Natura &Co Holding’s cost of sales increased by 228.0%, amounting to R$13,229.7 million for the year ended December 31, 2020, from R$ 4,033.5 million for the year ended December 31, 2019. Cost of sales represented 35.8% of net revenue as compared to 27.9% as of December 31, 2019. This increase is mainly due to the consolidation of Avon’s costs in the amount of R$8,298.9 million and Avon’s gross margin, which is lower when compared to the other companies consolidated by the Company.

With respect to our main operating segments:

•	For the year ended December 31, 2020, Natura &Co LATAM accounted for 60.9% of our total cost of sales. Natura &Co LATAM’s cost of sales increased by 170.8% to R$8,062.8 million for the year ended December 31, 2020, representing 39.2% of the segment’s net revenue, compared to R$2,977.3 million for the year ended December 31, 2019, which represented 32.7% of net revenue. The increase in costs is mainly due to the acquisition of Avon.

•	For the period ended December 31, 2020, Avon International accounted for 28.9% of our total cost of sales, amounting to R$3,822.0 million. In 2020, Avon International’s cost of sales represented 42.0% of its own net revenue.

•	For the year ended December 31, 2020, The Body Shop International accounted for 8.7% of our total cost of sales. At The Body Shop International, cost of sales increased by 25.7%, amounting to R$1,157.0 million for the period ended December 31, 2020 from R$ 933.6 million for the period ended December 31, 2019. In 2020, the cost of sales represented 21.7% of The Body Shop International’s net revenue, compared to 23.2% for the year ended December 31, 2019. The improvement was mainly due to the reduction in discounts on products sold.

•	For the year ended December 31, 2020, Aesop represented 1.4% of our total cost of sales. At Aesop International, cost of sales increased by 54.2%, amounting to R$188.0 million for the period ended December 31, 2020 from R$122.6 million for the period ended December 31, 2019. This was mainly impacted by the increase in our sales and represented 9.7% and 9.4% of net revenue for the year ended December 31, 2020 and December 31, 2019, respectively, remaining stable.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 127.6%, amounting to R$23,692.3 million for the year ended December 31, 2020 from R$ 10,411.2 million for the year ended December 31, 2019. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 64.2% for the period ended December 31, 2020, compared to 72.1% for the period ended December 31, 2019. Our margin decreased primarily due to the integration of Avon into the results, which has historically run lower gross margins than the predecessor company.

Operating Expenses

Consolidated operating expenses increased by 152.8%, amounting to R$22,902.7 million for the year ended December 31, 2020, representing 62.0% of consolidated net revenue compared to R$9,060.0 million for the year ended December 31, 2019, representing 62.7% of net revenue primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 145.5%, amounting to R$15,702.8 million for the year ended December 31, 2020, compared to R$6,395.6 million for the year ended December 31, 2019. This increase is aligned with the growth pattern of revenue, which increased by 8.7%, and it is primarily due to (i) the consolidation of Avon since January 3, 2020, (ii) the effects of Purchase Price Allocation (“PPA”) primarily in relation to amortization of intangible assets during 2020, (iii) measures to mitigate impacts of COVID-19, such as: extension of payment terms for consultants, flexibility in credit conditions and increases to on-line sales commissions, marketing and sales force expenses and other sale expenses of R$7,723.8 million for the year ended December 31, 2020 (R$3,164.9 million as of December 31, 2019), (iv) the increase in the effects of the exchange rate of the conversion of our foreign operations due to the devaluation of real and expenses based on foreign currency and (v) logistics costs driven by on-line sales amounting to R$2,479.2 million for the year ended December 31, 2020 (R$797.1 million as of December 31, 2019). As a percentage of net revenue, selling, marketing and logistics expenses represented 42.5% for the year ended December 31, 2020, compared to 44.3% for the year ended December 31, 2019. This decrease is a result of continued investments in improving operational efficiency, the reduction of discretionary expenses during the second and third quarters to mitigate the impact of COVID-19 on the profitability and liquidity of the business, and the government benefits obtained by The Body Shop and Aesop specially in certain markets in the second and third quarters of 2020.

Administrative, Research and Development, Technology and Other Project Expenses

Administrative, research and development, technology and other project expenses increased by 147.6%, amounting to R$5,956.0 million for the period ended December 31, 2020 from R$2,405.6 million for the period ended December 31, 2019. This increase of R$3,550.4 million was primarily due to the acquisition of Avon in January 2020, including the effects of amortization of PPA, which were partially offset by measures implemented to minimize the COVID-19 impacts. As a percentage of net revenue, administrative, research and development, technology and other project expenses amounted to 16.1% for the year ended December 31, 2020 compared to 16.7% for the year ended December 31, 2019.

Other Operating Income (Expenses), Net

Other operating expenses, net, increased to R$516.2 million for the year ended December 31, 2020, from R$49.3 million for the year ended December 31, 2019. This change was primarily due to (i) acquisition costs related to the Avon´s acquisition, amounting to R$303.9 million for the year ended December 31, 2020 (R$ 141.3 million in December 31, 2019) and; (ii) expenses amounting to R$256.7 million related to the implementation of a transformation plan for the year ended December 31, 2020 (R$51.5 million for the year ended December 31, 2019). The increase on expenses was partially offset by tax credits in the amount of R$105,2 million as of December 31, 2020 (R$116,7 million for as of December 31, 2019).

Net Financial Result

Net finance expenses amounted to R$1,035.4 million for the year ended December 31, 2020, compared to R$840.1 million for the year ended December 31, 2019, mainly due to the consolidation, from 2020, of interest expenses on Avon’s debts, partially offset by lower interest rates in Brazil, and by gains related to the amortization of step up related to debts recorded as a result of the PPA.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$274.7 million for the year ended December 31, 2020, from R$149.1 million for the year ended December 31, 2019. The increase is mainly related to the entity Natura Cosméticos and its sales performance in 2020, when compared to 2019, as well as the consolidation of Avon’s results since January 3, 2020. The increase was partially offset by the recognition of deferred income tax assets on losses carried forward by Avon and the amortization of tax liabilities on set ups on assets and liabilities recognized as a result of the PPA recorded by the Company.

Net Income (Loss)

For the reasons described above, we had a net loss of R$663.7 million (1.8% of net revenue) for the year ended December 31, 2020, compared to a net income of R$155.4 million (1.1% of net revenue) for the year ended December 31, 2019.

Balance Sheet

	Year Ended December 31,
Current Assets	2021	V.A.	H.A.	2020
	(R$ million)
Cash and cash equivalent	4,007.3	6.7%	-31.2%	5,821.7
Short-term investments	1,978.7	3.3%	-21.5%	2,520.6
Trade accounts receivables	3,476.4	5.8%	-3.4%	3,597.5
Inventories	5,403.5	8.9%	18.9%	4,544.3
Recoverable taxes	1029.6	1.7%	-3.9%	1,071.3
Income tax and social contribution	508.1	0.8%	109.9%	242.1
Derivative instruments	81.2	0.1%	-42.0%	139.9
Other current assets	912.2	1.5%	48.1%	616.1
Non-current assets held for sale	52.9	0.1%	-70.8%	181.3
Total Current Assets	17,449.9	28.9%	-6.9%	18,734.8

Non-current Assets
Recoverable taxes	1,349.6	2.2%	44.8%	932.2
Income tax and social contribution	84.7	0.1%	-82.3%	478.5
Deferred income tax and social contribution	2,954.1	4.9%	120.5%	1,339.7
Judicial deposits	585.3	1.0%	3.4%	566.2
Derivative instruments	894.0	1.5%	-49.4%	1,768.1
Short-term investments	36.9	0.1%	129.3%	16.1
Other non-current assets	1,763.0	2.9%	15.4%	1,527.7
Total long-term assets	7,667.6	12.68%	15.7%	6,628.5

Property, plant and equipment	5,377.4	8.9%	2.7%	5,235.1
Intangible assets	26,857.6	44.4%	-0.2%	26,917.1
Right of use	3,096.0	5.1%	-9.0%	3,402.1

Total Non-Current Assets	42,998.6	71.1%	1.9%	42,182.8

Total Assets	60,448.5	100.00%	-0.8%	60,917.6

	Period Ended December 31,
Current Liabilities	2021	V.A.	H.A.	2020
	(R$ million)
Borrowing, financing and debentures	945.0	1.5%	(75.1%)	3,805.6
Lease	1,005.5	1.6%	(5.1%)	1059.7
Trade accounts payables and reverse factoring operations	6,770.5	11.2%	(0.05%)	6,774.2
Payroll, profit sharing and social contributions	1,255.3	2.1%	(6.3%)	1,340.7
Tax liabilities	766.4	1.3%	(2.4%)	785.4
Income tax and social contribution	365.4	0.6%	(17.19%)	441.3
Dividends and interest on net equity payable	314.3	0.5%	100.0%	-
Derivative instruments	458.4	0.7%	649.1%	61.2
Provision for tax, civil and labor risks	53.4	0.1%	(9.07%)	58.8
Other current liabilities	1,892.8	3.1%	3.2%	1,832.8
Total current liabilities	13,827.4	22.9%	(14.4%)	16,159.6

Non-current
Borrowing, financing and debentures	11,771.3	19.4%	17.5%	10,017.3
Lease	2,542.3	4.2%	(9.2%)	2,798.8
Payroll, profit sharing and social contributions	53.7	0.1%	22.7%	43.8
Tax liabilities	114.7	0.2%	4.8%	109.5
Deferred income tax and social contribution	994.0	1.6%	(22.8%)	1,288.0
Provision for tax, civil and labor risks	1,768.7	2.9%	(11.5%)	2,000.4
Other non-current liabilities	942.4	1.5%	(15.4%)	1,113.1
Total non-current liabilities	18,187.9	30.1%	4.7%	17,370.9

Total Liabilities	32,015.4	52.9%	(4.5%)	33,530.5

Corporate Equity	12,481.7	20.6%	0.8%	12,378.0
Treasury shares	(151.4)	(0.2%)	1,193.5%	(11.7)
Capital reserves	10,578.7	17.5%	(4.3%)	11,052.1
Profit reserves	840.4	1.4%	599.1%	120.2
Retained losses	-	-	(100.0%)	(759.9)
Equity appraisal adjustment	4,662.6	7.7%	1.7%	4,585.6
Shareholders’ equity attributed to the Company’s controlling shareholders	28,411.9	47.0%	3.9%	27,364.3

Non-controlling interest in shareholders’ equity of subsidiaries
Shareholders’ equity of the subsidiaries	21.2	0.03%	(7.21%)	22.8
Total shareholders’ equity	28,433.1	47.0%	3.8%	27,387.1
Total liabilities and shareholders’ equity	60,448.5	100.0%	(0.8%)	60,917.6

Comparison between December 31, 2021 and December 31, 2020

Current Assets

As of December 31, 2021, current assets accounted for 28.9% of the Company’s total assets, compared to 30.8% as of December 31, 2020. Our current assets reduced by 6.8%, amounting to R$17,449.8 million as of December 31, 2021, when compared to R$18,734.8 million as of December 31, 2020, keeping its quick assets stable. Further information is provided below.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents and short-term investments reduced by 28.3%, amounting to R$5,986. million as of December 31, 2021 (from R$8,342.2 million as of December 31, 2020). This reduction is mainly due to cash consumption by investment and financing activities, associated to purchase of property, plant and equipment, intangible assets and rights of use, as well as the increase in volume of borrowings, financing and debentures amortized in 2021. Cash and cash equivalents and short-term investments in current assets represented 9.9% of total assets as of December 31, 2021, in comparison with 13.8% as of December 31, 2020.

Trade accounts receivables

The item trade accounts receivables reduced by 3.4%, to R$3,476.3 million as of December 31, 2021 (from R$3,597.5 million as of December 31, 2020), mainly due to increase in default over 2021. The trade accounts receivable represented 5.8% of assets as of December 31, 2021, in comparison with 5.9% as of December 31, 2020.

Inventories

Inventories increased by 18.9%, amounting to R$5,403.5 million as of December 31, 2021 (from R$4,544.3 million as of December 31, 2020), mainly due to the Company’s position in relation to logistic chain difficulties in 2021, that is, keeping a higher inventory level to meet market demands over a longer period. Inventories accounted for 8.9% and 7.5% of total assets as of December 31, 2021 and December 31, 2020, respectively.

Non-current assets

As of December 31, 2021, our non-current assets represented 71.1% compared to 69.4% as of December 31, 2020. Our non-current assets increased by 1.9%, amounting to R$42,998.6 million as of December 31, 2021 from R$42,182.8 million as of December 31, 2020, mainly as a result of the increase in property, plant and equipment, intangible assets and rights of use.

Deferred income tax and social contribution

As of December 31, 2021, the balance of the deferred income tax and social contribution account was R$ 3,462.2 million, an increase of 119% in relation to the balance as of December 31, 2020. This variation was primarily due to recognition of deferred income tax asset in subsidiaries in Luxembourg and Mexico.

Current liabilities

As of December 31, 2021, current liabilities were R$13,827.4 million, corresponding to an increase of 14.4% in relation to the period ended December 31, 2020, when it amounted to R$16,159.7 million. As of December 31, 2021, it represented 22.9% of total liabilities and shareholders’ equity, compared to 26.5% in the same period in the previous year.

Borrowing, financing and debentures

As of December 31, 2021, the balance under item borrowing, financing and debentures was R$945.1 million, 75.2% lower than the balance as of December 31, 2020, as a result of liquidation of notes and debentures carried out during 2021. The borrowing, financing and debentures account represented 1.6% of our total liabilities and equity as of December 31, 2021, compared to 6.2% as of December 31, 2020.

Non-Current Liabilities

As of December 31, 2021, non-current liabilities amounted to R$ 18,187.9 million, 4.7% higher than December 31, 2020. This change is mainly explained by the following:

Non-Current Borrowing, financing and debentures

As of December 31, 2021, non-current borrowing, financing and debentures was R$ 11,771.7 million, representing an increase of 17.5% in relation to December 31, 2020. Such a variation of R$1,754.5 million is primarily due to the Company’s offer of notes linked to the sustainability goals in the amount of USD 1.0 billion (equivalent to approximately R$5.6 billion). The non-current borrowing, financing and debentures account represented 19.5% of our total liabilities and equity for December 31, 2021, compared to 16.4% for December 31, 2020.

Lease

On December 31, 2021, the Company accumulated obligations related to non-current lease agreements over the long term in the total amount of R$ 2,542.4 million compared to R$ 2,798.8 million on December 31, 2020. Reduction is related to the closing of some stores and offices during 2021.

Total shareholders’ equity

The equity changed from R$ 27,387.1 million on December 31, 2020 to R$ 28,433.1 million on December 31, 2021. The increase is primarily due to the period’s net income that affected the total shareholders’ equity in R$1,047.0 when compared to net losses of R$650.1 million as of December 31, 2020.

Balance Sheet

	Year Ended December 31,
Current Assets	2020	V.A.	H.A.	2019
	(R$ million)
Cash and cash equivalent	5,821.7	9.6%	29.0%	4,513.6
Short-term investments	2,520.6	4.1%	145.7%	1,025.8
Trade accounts receivables	3,597.5	5.9%	113.4%	1,685.8
Inventories	4,544.3	7.5%	217.7%	1,430.6
Recoverable taxes	1,071.3	1.8%	170.8%	395.6
Income tax and social contribution	242.1	0.4%	113.3%	113.5
Derivative instruments	139.9	0.2%	100.0%	-
Other current assets	616.1	1.0%	132.3%	265.2
Non-current assets held for sale	181.3	0.3%	100.0%	-
Total Current Assets	18,734.8	30.8%	98.7%	9,430.1

Non-current Assets
Recoverable taxes	932.2	1.5%	127.8%	409.2
Income tax and social contribution	478.5	0.8%	43.0%	334.7
Deferred income tax and social contribution	1,339.7	2.2%	257.8%	374.4
Judicial deposits	566.2	0.9%	67.9%	337.3
Derivative instruments	1,768.1	2.9%	139.8%	737.4
Short-term investments	16.1	0.0%	117.6%	7.4
Other non-current assets	1,527.7	2.5%	1,722.2%	83.8
Total long-term assets	6,628.5	10.9%	190.2%	2,284.2

Property, plant and equipment	5,235.1	8.6%	195.1%	1,773.9
Intangible assets	26,917.1	44.2%	430.2%	5,076.5
Right of use	3,402.0	5.6%	29.9%	2,619.9

Total Non-Current Assets	42,182.8	69.2%	258.9%	11,754.5

Total Assets	60,917.6	100.0%	187.6%	21,184.6

	Period Ended December 31,
Current Liabilities	2020	V.A.	H.A.	2019
	(R$ million)
Borrowing, financing and debentures	3,805.6	6.2%	13.5%	3,354.4
Lease	1,059.7	1.7%	95.5%	542.1
Trade accounts payables and reverse factoring operations	6,774.2	11.1%	270.2%	1,829.8
Payroll, profit sharing and social contributions	1,340.7	2.2%	139.2%	560.4
Tax liabilities	785.4	1.3%	144.7%	320.9
Income tax and social contribution	441.3	0.7%	13.7%	388.2
Dividends and interest on net equity payable	-	0.0%	(100.0%)	95.9
Derivative instruments	61.2	0.1%	418.4%	11.8
Provision for tax, civil and labor risks	58.8	0.1%	215.0%	18.7
Other current liabilities	1,832.8	3.0%	362.4%	396.4
Total current liabilities	16,159.6	26.5%	114.9%	7,518.4

Non-current
Borrowing, financing and debentures	10,017.3	16.4%	34.8%	7,432.0
Lease	2,798.8	4.6%	41.7%	1,975.5
Payroll, profit sharing and social contributions	43.8	0.1%	100.0%	-
Tax liabilities	109.5	0.2%	(10.7%)	122.6
Deferred income tax and social contribution	1,288.0	2.1%	185.9%	450.6
Provision for tax, civil and labor risks	2,000.4	3.3%	893.2%	201.4
Other non-current liabilities	1,113.1	1.8%	814.7%	121.7
Total non-current liabilities	17,370.9	28.5%	68.6%	10,303.7

Total Liabilities	33,530.5	55.0%	88.1%	17,822.2

Corporate Equity	12,378.0	20.3%	733.3%	1,485.4
Treasury shares	(11.7)	0.0%	100%	-
Capital reserves	11,052.1	18.1%	812.7%	1,210.9
Profit reserves	120.2	0.2%	(180.6%)	(149.0)
Retained losses	(759.9)	(1.2%)	100.0%	-
Equity appraisal adjustment	4,585.6	7.5%	462.7%	815.0
Shareholders’ equity attributed to the Company’s controlling shareholders	27,364.3	44.9%	713.9%	3,362.3

Non-controlling interest in shareholders’ equity of subsidiaries
Shareholders’ equity of the subsidiaries	22.8	100.0%	-	-
Total shareholders’ equity	27,387.1	714.5%	45.0%	3,362.3
Total liabilities and shareholders’ equity	60,917.6	100.0%	187.6%	21,184.5

Comparison between December 31, 2020 and December 31, 2019

Current Assets

As of December 31, 2020, our current assets represented 30.8% compared to 44.5% on December 31, 2019. Our current assets increased by 98.7%, amounting to R$18,734.8 million as of December 31, 2020 from R$9,430.1 million as of December 31, 2019, mainly as a result of the acquisition of Avon, completed in January 2020. Further information is provided below.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents and short-term investments increased by 50.6%, amounting to R$8,342.2 million as of December 31, 2020 from R$5,539.4 million as of December 31, 2019. This increase is primarily due to the acquisition of Avon and transactions carried out in the capital market that raised funds in the amount of R$7.6 billion. Cash and cash equivalents and short-term investments represented 13.8% of total current assets as of December 31, 2020, in comparison with 26.1% as of December 31, 2019.

Trade accounts receivables

The trade accounts receivable increased by 113.4%, amounting to R$3,597.5 million as of December 31, 2020 from R$1,685.8 million as of December 31, 2019 primarily due to the acquisition of Avon. The trade accounts receivable represented 5.9% of assets as of December 31, 2020, in comparison with 8.0% as of December 31, 2019.

Inventories

Inventories increased by 217.6%, to R$ 4,544.3 million as of December 31, 2020 from R$ 1,430.6 million as of December 31, 2019 primarily due to the acquisition of Avon and represented 7.5% and 6.8% of total assets as of December 31, 2020 and December 31, 2019, respectively.

Non-current assets

As of December 31, 2020, our non-current assets represented 69.4% compared to 55.5% as of December 31, 2019. Our non-current assets increased by 257.6% to R$ 42,033.6 million as of December 31, 2020 from R$ 11,754.5 million as of December 31, 2019, mainly as a result of the assets recognized in the PPA due to Avon´s acquisition, which was completed in January 2020. Further information is provided below.

Property, plant and equipment and Intangible Assets

Our property, plant and equipment and intangible assets amounted to R$ 32,152.2 million as of December 31, 2020, an increase of 369.3% compared to the balance amount as of December 31, 2019, which was R$ 6,850.4 million. This increase is mainly due to:

(i)	R$ 2,912.4 million recorded on property, plant and equipment related to the acquisition of Avon’s control;

(ii)	Recognition of goodwill in the amount of R$ 11,511.0 million in relation to the acquisition of Avon. Goodwill is attributable to strong market position and geographic regions and will result in a more diversified and balanced global portfolio, as well as expected future profitability and operational synergies such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth; and

(iii)	R$ 5,227.5 million regarding exchange rate variation on property, plant and equipment and intangible assets related to our international operations.

As of December 31, 2020 the fixed and intangible asset accounts represented 52.8% of our assets in comparison with 32.3% as of December 31, 2019.

Right of use

As of December 31, 2020, the Company had a net balance of R$ 3,402.0 million in the item of right of use, which represented 5.6% of our assets, in comparison with 12.4% as of December 31, 2019.

Deferred income tax and social contribution

As of December 31, 2020, the balance of the deferred income tax and social contribution account was R$ 1,339.7 million, 257.8% higher than the balance as of December 31, 2019. Such a variation was primarily due to recognition of deferred income tax asset, as a consequence of its acquisition process.

Current liabilities

As of December 31, 2020, the current liabilities increased to R$ 16,159.7 million, 114.9% higher than the period ended December 31, 2019, when they amounted to R$ 7,518.5 million. As of December 31, 2020 it represented 26.5% of total liabilities and shareholders’ equity, compared to 35.5% in the same period in the previous year.

Borrowing, financing and debentures

As of December 31, 2020, the balance of borrowing, financing and debentures account was R$ 3,805.6 million, 13.5% lower than December 31, 2019, mainly due to the consolidation of Avon’s debts in 2020, the effect of converting debts into foreign currency, offset by the amortization of debentures and other debts during 2020. The borrowing, financing and debentures account represented 6.2% of our total liabilities and equity as of December 31, 2020, compared to 15.8% as of December 31, 2019.

Lease Liabilities

As of December 31, 2020, the Company accumulated obligations related to lease agreements over the short term in the total amount of R$ 1,059.7 million (R$ 542.1 on December 31, 2019). As of December 31, 2020, it represented 1.7% of total liabilities and equity of the Company (2.6% on December 31, 2019).

Trade accounts payables and reverse factoring operations

As of December 31, 2020, the balance of trade accounts payables and reverse factoring was R$ 6,774.2 million, representing an increase of 270.2% in relation to December 31, 2019. The trade accounts payables and reverse factoring account represented 11.1% of our total liabilities and shareholders’ equity as of December 31, 2020, in comparison with 8.6% as of December 31, 2019.

Non-Current Liabilities

As of December 31, 2020, non-current liabilities amounted to R$ 17,370.9 million, 68.6% higher than December 31, 2019. This change is mainly explained by the following:

Non-Current Borrowing, financing and debentures

As of December 31, 2020, non-current borrowing, financing and debentures was R$ 10,017.3 million, representing an increase of 34.8% in relation to December 31, 2019. The variation of R$ 2,585.3 is mainly due to the consolidation of Avon’s debts in 2020. The non-current borrowing, financing and debentures account represented 16.4% of our total liabilities and equity for December 31, 2020, compared to 35.1% for December 31, 2019.

Lease liabilities

On December 31, 2020, the Company accumulated obligations related to non-current lease agreements over the long term in the total amount of R$ 2,798.8 million compared to R$ 1,975.5 million on December 31, 2019. The increase was mainly due to the new agreements and the acquisition of Avon’s control.

Total shareholders’ equity

The equity changed from R$ 3,362.3 million on December 31, 2019 to R$ 27,387.1 million on December 31, 2020. The increase is mainly due: (i) to the completion of the acquisition of Avon, which resulted in the issuance of Natura &Co Holding shares for the total subscription price of R$ 13,274.9 million. Of this total, the amount of R$ 3,397.8 million was allocated to the capital stock account and the remaining, R$ 9,877.1 was recognized as capital reserve; and (ii) the follow-on of Natura &Co’s shares in 2020.

Cash flow comparison between 2021, 2020, and 2019

The table below shows our cash flows consolidated for the years indicated:

Fiscal year ended December 31

Variation

	2021	2020	2019	2021/2020	2020/2019
		(R$ million)

Net cash flow provided by (used in) operating activities	(141.4)	1,285.6	1,300.4	(111.0%)	(1.1%)
Net cash provided by (used in) investment activities	(652.0)	679.1	(314.4)	(196.0%)	(316.0%)
Net cash provided by (used in) financing activities	(1,218.0)	(777.6)	2,312.4	56.6%	(133.6%)
Net increase (reduction) in cash and cash equivalents	(1,814.4)	1,308.1	3,298.5	(238.7%)	(60.3%)

Cash and cash equivalents at the beginning of the year	5,821.7	4,513.6	1,215.0	29.0%	(271.5%)
Cash and cash equivalents at the end of the year	4,007.3	5,821.7	4,513.6	(31.2%)	(29.0%)

For the period ended December 31, 2021, consolidated cash and cash equivalents amounted to R$ 4,007.3 million compared to R$ 5,821.7 million for the period ended December 31, 2020.

Net cash flow provided by (used in) operating activities

Cash used by operating activities amounted to R$141.4 million in the year ended December 31, 2021 compared to net cash used by operating activities of R$1,285.6 million in the year ended December 31, 2020. Such a variation was primarily due to (i) reduction of net income adjusted by exclusion of items with no cash effect; and (ii) reduction of operating liabilities and assets.

Net cash provided by (used in) investment activities

Cash used by investment activities amounted to R$652.0 million in the year ended December 31, 2021, compared to cash of R$679.0 million in the year ended December 31, 2020. Such a variation is primarily due to (i) increase of additions of property, plant and equipment, intangible assets and rights of use, which amounted to R$1,472.2 million in 2021, compared to R$674.2 million in 2020.

Net cash provided by (used in) financing activities

Cash used by financing activities amounted to R$1,245.1 million in the year ended December 31, 2021, compared to cash used in financing activities of R$777.6 million in the year ended December 31, 2020. Such a variation is primarily due to the fact that, in 2020, we had a capital increase of R$7,436.7 million, which contributed to the amortization of borrowing, financing and debentures of R$8,483.9 million in the year ended December 31, 2020. In 2021, cash consumption by financing activities is directly related to net balance (amortization less new borrowing and financing) of borrowing, financing and debentures in the amount of R$1,564.0 million.

10.2       - Operating and financial result

a)       results of the Company’s operations

(i)       description of any significant revenue elements

Gross Sales Revenue

The Company operates in an integrated way in the industry of cosmetics, fragrances and toiletries (CF&T), developing, manufacturing, distributing and selling products. Present in more than 157 countries worldwide. The Company also holds a 100% equity interest in (i) Emeis Holdings Pty Ltd, an Australian manufacturer of premium cosmetics and beauty products which operates under the “Aesop” brand in Australia, Asia, Europe, North America and Brazil; (ii) The Body Shop International Limited, a company domiciled, registered and incorporated under the laws of England, the activities of which are the development, distribution and sale of cosmetics and beauty products and operates under the brand “The Body Shop” in Africa, Asia, North America, South America, Europe and Oceania, with sales through its own stores, e-commerce and franchised stores; and (iii) Avon, manufacturer of perfumes, makeup, creams, lotions, hair products, skin and daily care, among other items. Avon’s operations outside the United States are conducted primarily through subsidiaries in 70 countries. In Brazil, Avon has been operating throughout the territory since 1958 and, currently, the country represents its largest operation and has its largest sales force.

Latam sales revenue

In 2021, 55.8% (55.6% in 2020) of our net revenue came from our LATAM segment. Of which, 26% are from Brazil (30.1% in 2020), deriving from sales of our products for our consultants. Our revenue comes primarily from our operations, from the number of consultants and their productivity. These have been the main drivers of the increase of our gross operating revenue. The income in foreign currency comes from the sale of products in the countries where we operate with the brands Natura, Aesop and The Body Shop, in addition to exports to our distributor in Bolivia and the Duty Free.

The table below shows the share of sales from Natura operations in Brazil and sales through our subsidiaries for the period ended December 31, 2021, 2020 and 2019:

	Period Ended December 31,
	2021	2020	2019
Asia	9.3%	7.9%	5.4%
North America	15.5%	13.9%	12.1%
Mexico	9.7%	8.7%	5.3%
Others	5.8%	5.2%	6.8%
South America	43.4%	44.6%	57.7%
Brazil	26.1%	30.1%	43.8%
Argentina	7.4%	5.4%	5.5%
Others	9.9%	9.1%	8.5%
Europe, Middle East and Africa (EMEA)	29.3%	31.4%	20.1%
United Kingdom	10.4%	11.2%	14.6%
Others	18.9%	20.2%	5.5%
Oceania	2.5%	2.2%	4.6%
Consolidated	100.0%	100.0%	100.0%

(ii)       factors with a material impact on operating results Macroeconomic Environment

Our operating results are largely contingent upon the levels of demand for our products in the countries we operate in. The demand for our products in these countries is affected by the performance of their respective economies in terms of the gross domestic product (GDP), as well as for the predominant levels of employment, inflation, and interest rates. Our results are specifically affected by the economic environment in Brazil and the economic environment in the United Kingdom.

In addition, the extension of COVID-19 pandemic could have a significant effect on demand in 2021. The Company constantly monitors and evaluates the evolution of the Covid-19 pandemic in the markets in which it operates, especially with regard to the restrictive measures adopted by these jurisdictions.

Brazil

The Brazilian economic environment is historically characterized by significant variations in the economic growth, inflation, interest, and foreign exchange rates. A significant portion of our operations is located in Brazil. Thus, our revenue and profitability are affected by political and economic developments in Brazil due to the effect these factors have on credit availability, available income, employment rates, and average wages in Brazil. Our operations and the sector in general may be affected by changes in the economic conditions.

Brazil is the largest Latin American economy, considering the GDP. The table below shows the actual GDP, inflation, and interest rate data in Brazil and the dollar/real exchange rate on the dates and years indicated.

	As of and for the Fiscal Year Ended December 31,
	2021	2020	2019
Growth in GDP(i)	5.3%	(4.1%)	1.1%
Inflation (IGP-M)	17.8%	23.1%	7.3%
Inflation (IPCA) (ii)	10.0%	4.5%	4.3%
CDI interest rate (iii)	9.2%	2.7%	6.0%
Long-term interest rate - TJLP (average) (iv)	4.8%	4.5%	5.6%
Exchange rate at the end of the period per US$1.00	5.580	5.197	4.031
Average exchange rate per US$1.00	5.395	5.157	3.946
Appreciation (depreciation) of the real against the US dollar (v)	(7.4%)	(28.9%)	(4.0%)
Unemployment rate	11.6%	13.9%	11.9%

Sources: IBGE, Brazilian Central Bank, B3, and FGV.

(i)	GDP growth is presented for the years ended December 31, 2021, 2020 and 2019. GDP is presented in comparison to the corresponding previous period.

(ii)	IPCA is the consumer price index calculated by IBGE.

(iii)	CDI refers to the average interbank deposit rates in Brazil, accumulated during the corresponding period.

(iv)	The Brazilian long-term interest rate (taxa de juros de longo prazo) (“TJLP”) is the rate applicable to long-term borrowings by BNDES, at the end of the period.

(v)	Comparing the PTAX exchange rate at the end of the last day of the period with the day immediately prior to the first day of the concerned period. The PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all businesses conducted in US dollars on the date determined in the interbank exchange market.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, reaching 10% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and political scenarios, the Brazilian Central Bank started to reduce interest rates since then, where the SELIC reached 13.75% as of December 31, 2016, 7.0% as of December 31, 2017 and 6.50% as of December 31, 2018, 4.50% as of December 31, 2019, 2.00% as of December 31, 2020 and 9.25% as of December 31, 2021.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations known as “Lava Jato”, have negatively impacted the Brazilian economy and the political environment.

The recent economic instability in Brazil has contributed to a fall in market confidence in the Brazilian economy, as well as to the deterioration of the political environment and the extent of the Covid-19 pandemic. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2021. GDP fell in 2020 and is projected to grow by 3.29% for 2021.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which may also adversely affect our Company and our securities. Any continued economic instability and political uncertainty may materially and adversely affect our business and the trading prices of any of our securities. Furthermore, uncertainty over whether the Brazilian government will implement reforms and political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels may limit the credit availability, income and purchasing power of our customers, thereby adversely affecting demand for our products.

Inflation

While minor variations in the rate of inflation can be passed on to our customers with no impact on the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect demand for our products in that it may (i) adversely affect consumer confidence; and (ii) adversely affect consumers’ purchasing power.

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our service providers use the National Consumer Price Index (Índice Nacional De Preços Ao Consumidor), or INPC, disclosed by IBGE or by FGV, or the IGP-M, or the variation in the price of certain commodities, in order to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports. However, the sharp fall in the value of the pound sterling since the vote to leave the EU means that imports have become more expensive, and inflation has risen.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the Brazilian real against the US dollar, the euro and the pound sterling affected and will continue to affect the results of our operations, particularly with regard to: (i) the changes in raw material costs and imported goods or those linked to US dollars; (ii) our borrowings in foreign currency; (iii) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (iv) our operations in Australia, Asia, Europe and the United States through Aesop; (v) our operations through The Body Shop brand, primarily related and limited to the conversion of financial information to real; and (vi) our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures regarding the Argentinian peso, the Brazilian real, the pound sterling, the Chilean peso, the Colombian peso, the euro, the Mexican peso, the Peruvian new sol, the Philippine peso, the Polish zloty, the Romanian leu, the Russian ruble, the South African rand, the Turkish lira and the Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

Natura &Co Holding currently manages its foreign exchange risk exposure by individual business units.

The Company and its subsidiaries are exposed to the exchange risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the foreign exchange risk, which establish exposure levels linked to these risks.

The treasury procedures defined by the current policies include monthly evaluation routines of the consolidated foreign exchange exposure of the Company and its subsidiaries, on which the decisions taken by the Management are based.

The Company’s foreign exchange hedging policy considers the amounts in foreign currency of the balances to be received and payable from commitments already assumed and recorded in the financial statements, as well as future cash flows, with an average term of six months, not yet recorded in the balance sheet.

According to the Foreign Exchange Hedging Policy, derivatives contracted by the Company or its subsidiaries shall eliminate foreign exchange risk of financial instruments in currencies other than their functional currencies and limit losses due to exchange rate variation of future cash flows.

To hedge foreign exchange exposures in relation to foreign currency, the Company and its subsidiaries contract transactions with derivative instruments of the "swap" type and Currency Term called "Non-Deliverable Forward - NDF" ("forward").

In addition, the policy of the subsidiary Natura Cosméticos is to hedge its exposure resulting from borrowings denominated in a currency other than the functional currency of the corresponding entity. To hedge this exposure, the subsidiary Natura Cosméticos has signed derivative contracts (swaps) that hedge the principal value of debts and their respective interest flows.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop International is exposed to fluctuations of main currencies versus the pound sterling. In order to mitigate foreign currency risk, The Body Shop International adopts a conservative approach of hedging, before the year-end, a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year on the basis of the operating budgets of each subsidiary; however, a material proportion of our foreign exchange exposure is connected to The Body Shop International. These requirements are then reviewed regularly throughout the year in progress. The Body Shop International Limited is the financial company of The Body Shop International and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop International hedges the foreign exchange risk arising from using foreign exchange swaps dealt with external financial counterparties.

Avon

Avon has a financial risk management program to reduce the potential negative effects from changes in foreign exchange and may reduce its exposure to fluctuations in fair value or cash flows associated with changes in foreign exchange rates by creating offsetting positions, including through the use of derivative instruments. Avon may use foreign currency rate-sensitive instruments to hedge a portion of our existing and expected transactions, and it expects that any loss in value for the hedge instruments generally would be offset by changes in the value of the underlying transaction. Avon do not enter into derivative financial instruments for business or speculative purposes.

Interest rate

Interest rate risk stems from financial investments and short- and long-term borrowing and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to the risk of cash flows associated with the interest rate. Financial instruments issued at prefixed rates expose the Company and its subsidiaries to fair value risk associated with the interest rate.

The risk of cash flows associated with the Company’s interest rate stems from financial investments and short- and long-term borrowing and financing issued at post-fixed rates. The Company’s Management mostly maintains the indexers of its exposures to active and passive interest rates linked to post-fixed rates. Financial investments are corrected by the CDI and borrowings and financing are corrected by the Long-Term Interest Rate - TJLP, CDI and prefixed rates, according to contracts signed with financial institutions and through securities negotiations with investors of this market.

Other factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

•	acquisitions, partnerships and corporate restructurings;

•	demand for cosmetics;

•	seasonality;

•	hedge transactions (as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co – Quantitative and Qualitative Disclosures About Market Risk”);

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries where we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate;

•	cross-border commercial regulations; and

•	developments with respect to the COVID-19 pandemic in Brazil and globally (see “Risk Factors – Risks Related to Our Business and Industries in Which We Operate – Our businesses, operations and results may be adversely impacted by COVID-19” and “Business – History and Development of the Company - Recent Events”).

b)       variations in revenues on account of changes in prices, exchange rates, inflation, changes in volumes, and launch of new products and services

The Management commented on this information in item 10.2.a.

c)	impact of inflation, variation in the main inputs and product prices, foreign exchange and interest rate on our operating and financial results

The Management commented on this information in item 10.2.a.

10.3       – Past and expected events with material effects on the financial statements

a)	launch or disposal of an operating segment

There has been no launch or divestiture of a field of business during the fiscal years ended December 31, 2021, 2020 and 2019.

During the first quarter of 2020, and as a result of the acquisition of Avon, we began to manage our operations based on the following four operating segments:

•	Natura &Co Latam: all operations of Natura, Avon, The Body Shop and Aesop located in Brazil and Latin America;

•	Avon International: all Avon operations, except for those located in Brazil and in Latin America;

•	The Body Shop International: all operations of The Body Shop, except for those located in Brazil and in Latin America; and

•	Aesop International: all Aesop operations, except for those located in Brazil and in Latin America.

b)	formation, acquisition, or disposal of equity interest

The Company was incorporated on January 21, 2019 to hold equity in other companies. The Company was acquired as a part of a corporate restructuring process initiated by Natura Cosméticos with the purpose of purchasing Avon through a merger between Avon and the Company, resulting in a combination of businesses and stock.

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding, in capital increase, shares corresponding to about 57.3% of Natura Cosméticos’ capital stock, on December 17, 2019, all shares of Natura Cosméticos held by the non-controlling shareholders and not previously held by Natura &Co Holding were merged into Natura &Co Holding. Thus, Natura Cosméticos became a wholly-owned subsidiary of Natura &Co Holding, completing the corporate restructuring carried out in preparation for the Transaction.

(i) corporate restructuring to acquire Avon’s control

On May 22, 2019, an agreement was signed by Avon, Natura Cosméticos, the Company, and other shell companies incorporated in Delaware with the sole purpose of acting as vehicles for the all-share merger transaction, which resulted in the combination of businesses, operations, and stock of Natura and Avon, through the Company.

Thus, in December 2019, Natura Cosméticos became a wholly-owned subsidiary of the Company, through the capital increase of the Company by means of the contribution of Natura Cosméticos’ shares held by its then-controllers to the capital stock of the Company and of the merger of free float shares issued by Natura Cosméticos into the Company.

On January 3, 2020, after the conditions precedent for the business combination of Natura and Avon were met, other shell companies, which, at that time, held Avon, were merged into the Company, and both Natura Cosméticos and Avon became wholly-owned subsidiaries of the Company.

After the conclusion of the acquisition of Avon, the exchange ratio of 0.6 common shares issued by the Company or 0.3 American Depositary Receipts of the Company (each “ADR” representing 2 common shares of the Company), at the discretion of each shareholder, replacing each one (1) common share issued by Avon held by then Avon shareholders immediately before the business combination between Natura and Avon.

c)	unusual events or transactions

Relevant unusual events and transactions were reported in sections “3.3. Events after the last financial statements referring to the end of the fiscal year” and “3.9 – Other relevant information” of this Reference Form.

10.4	- Material changes in the accounting practices – Caveats and highlights in auditor’s opinion

a)	material changes in accounting practices

New Standards, Interpretations and Amendments Adopted in 2021

The Company applied for the first time certain standards and amendments, which will be effective for years beginning on or after January 1, 2021. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), Interest rate benchmark reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), in response to the interest rate benchmark reform (started in phase 1). The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate benchmark by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to an alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, when applying the amendments to the standards, the Company evaluated the contracts which clauses referred to the benchmark rates in the process of being extinguished. A significant part of the commercial and financing contracts to which LIBOR is associated has a clause replacing this rate with a benchmark or equivalent interest rate (especially changing the benchmark rate to rates commonly applied in the market in lieu of LIBOR, such as (i) SONIA Interest Rate Benchmark (“Sonia”); (ii) Federal Reserve Fund Rates (“Fed Fund Rates”); and (iii) Secured Overnight Financing Rate (“SOFR”)).

For the borrowing and financing presented in Note 20, the indebtedness for working capital purposes of the subsidiary The Body Shop (see note 20) already included in the negotiation the determination of Sonia as a replacement rate to Libor. The dollar-denominated credit facility contracted by the Company (“Resolution No. 4131/61”, in note 20) expires before the end of the US Libor index, which will be discontinued in 2023. Thus, there is no action necessary to renegotiate the benchmarks associated with these debts.

For contracts that do not have a specific clause, a renegotiation will be carried out between the parties. These contracts, however, involve contractual arrangements with commercial partners in irrelevant amounts or intra-group financing operations which do not have an impact on the consolidated financial statements. Accordingly, no change to the risk management strategy was needed to be made by the Company due to the change in the indexes of financial contracts linked to LIBOR.

Amendments to IFRS 16 (CPC 06(R2)): Covid-19-Related Rent Concessions

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provided relief to lessees from applying the normative guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic.

New Standards, Interpretations and Amendments Adopted in 2020

Amendments to IFRS 3 / CPC 15 (R1): Definition of a Business

The amendment to IFRS 3, Business Combinations (CPC 15(R1)), clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company and its subsidiaries but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 (CPC 40(R1), CPC 48 and CPC 38, respectively): Interest Rate Benchmark Reform (Level 1)

The amendments to IFRS 9 and IAS 39 (CPC 48 and CPC 38, respectively) Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Company and its subsidiaries as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 (CPC 26(R1) e CPC 23, respectively): Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company and its subsidiaries.

Conceptual Framework for Financial Reporting issued on March 29, 2018 (CPC 00(R2))

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company and its subsidiaries.

Amendments to IFRS 16 (CPC 06(R2)): Covid-19-Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions -amendment to IFRS 16 – Leases (CPC 06(R2)). The amendments provide relief to lessees from applying IFRS 16/ CPC 06 (R2) guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16/ CPC 06 (R2), if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1, 2020. This change brought a positive financial impact of R$ 80.0 million in the statement of income of the Company and its subsidiaries.

New Standards, Interpretations and Amendments Adopted in 2019

CPC 06(R2) / IFRS 16 – Lease

The Company applied CPC 06 (R2) / IFRS 16, the new accounting standard on Lease, to replace CPC 06 (R1) / IAS 17 – Lease. This standard introduces a single-lessee accounting model and requires a lessee to recognize assets and liabilities for all lease with a term of more than 12 months, unless the underlying asset is of a low value. A lessee is required to recognize a right-of-use asset that represents its right to use the underlying asset and lease liabilities representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of CPC 06(R1) / IAS 17, while requiring enhanced disclosures by lessors.

We adopted CPC 06(R1)/IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the CPC 06(R1)/IFRS 16 recognition criteria, we recognized rights-of-use assets and lease liabilities of R$ 1,949.7 million on January 1, 2019, using the modified retrospective transition method. For further information, see note 3.29 of our audited consolidated financial statements of December 31, 2019.

ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment

ICPC 22/IFRIC 23 which clarifies how the recognition and measurement requirements of CPC 32 - Taxes on Profit (IAS 12 - Income Taxes) are applied when there is uncertainty over income tax treatments. In this situation, we recognize and measure our current or deferred tax assets or liabilities by applying CPC 32 / IAS 12 based on our taxable profit or loss, the tax bases of assets and liabilities, unused tax losses and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on the Company’s financial statements.

b. New Accounting Standards Issued but Not Yet Effective

Changes to IAS 1 (CPC 26 (R1)): Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements (CPC 26 (R1)) to specify the requirements to be considered for classifying liabilities as current or non-current. Among other aspects, the amendments clarify the nature of the right to postpone the settlement of a liability and that this right must exist at the reporting date, in addition to indicating that this classification is not affected by the probability of the entity exercising its right to postponement of settlement of a liability.

The changes are applicable for years beginning on or after January 1, 2023 and should be applied retrospectively. Currently, the Company and its subsidiaries are evaluating the impact that the changes will have.

Amendments to IFRS 3 (CPC 15 (R1)) in addressing updated references to the Conceptual Framework for Financial Reporting (CPC 00 (R2))

In May 2020, the IASB issued amendments to IFRS 3 - Business Combinations (CPC 15 (R1)), which update references to the previously revised Conceptual Framework for IFRS Financial Reporting (CPC 00 (R2)), in addition to adding an exception to the recognition principle of IFRS 3 to avoid the risk of potential “day 2” gains or losses arising from liabilities and contingent liabilities that would be in the scope of IAS 37 (CPC 25) or IFRIC 21 – Levies (ICPC 19), if incurred separately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and, although not having any current impact on the Company, they may be applicable to new business combinations in the future.

Clarification of the application of the fees in the “10 percent” test for derecognition of financial liabilities under IFRS 9 (CPC 48)

As part of its 2018-2020 annual improvements process, the IASB published amendments to IFRS 9 (CPC 48) seeking to clarify that the fees that the entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability include only those paid or received between the debtor and the creditor, including fees paid or received on behalf of the other.

The amendment is effective for years beginning on or after January 1, 2022. Although the changes do not have an immediate effect on the Company, they will apply to changes and/or derecognition of liabilities to be evaluated in the future.

Amendments to IAS 37 (CPC 25) addressing onerous contracts

In May 2020, the IASB issued amendments to IAS 37 to specify what costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach” where costs that relate directly to a contract to supply goods or services include incremental costs and an allocation of costs directly related to contract activities. The amendments further clarify that general and administrative costs do not directly relate to a contract and are excluded unless they are explicitly charged to the counterparty under the terms of the contract.

The amendment is effective for years beginning on or after January 1, 2022. The Company is currently assessing the potential impact the amendments might have. However, considering the nature of Company’s operations and the non-existence of significant contracts deemed onerous, no significant effects are expected.

Inclusion of the definition of “accounting estimates” in IAS 8 (CPC 23), Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), where a definition of accounting estimates is introduced. This amendment seeks to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors”. In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

The amendment is effective for years beginning on or after January 1, 2023. The Company does not expect the changes to have a material impact.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments (document of an educational nature issued by the IASB and not published by the CPC in Brazil), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policies disclosures that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

The amendments to the IAS are effective for years beginning on or after January 1, 2023. The Company is currently assessing the potential impact the amendments will have.

Amendments to IAS 12 (CPC 32), deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, in response to a recommendation from the IFRS Interpretations Committee (IFRIC), which aim to establish an exemption from the recognition of deferred tax assets and liabilities, mentioned in the paragraphs that arise from transactions which on initial recognition give rise to equal taxable and deductible temporary differences.

The amendments to the IAS 12 are effective for years beginning on or after January 1, 2023. The Company is currently assessing the potential impact the amendments will have.

Significant effects of changes in accounting practices

The impacts on the financial statements are described in item 10.4.a above.

Caveats and highlights contained in the auditor’s report

The independent auditors issued a report with no caveats or highlights in the financial statements of December 31, 2021, 2020, and 2019.

10.5	- Critical accounting policies

The preparation of individual and consolidated financial statements requires certain judgments from management and the use of assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and that may present divergent results from actual results.

The areas that require higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below:

Income tax, social contribution and other taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that future taxable profits will be available against which the losses can be used. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the probable term and level of future taxable profits, together with future tax planning strategies.

The Company has R$ 11,227.1 (R$ 13,636.5 in 2020) of reportable tax losses. These losses refer to subsidiaries that have a history of losses, do not expire and cannot be used to offset taxable income in other subsidiaries. The subsidiaries have no taxable temporary differences or tax planning opportunities available that can partially support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on tax losses to be offset.

Provision for tax, civil and labor risks

The Company and its subsidiaries are parties to several legal and administrative proceedings. Provisions are recorded for tax, civil and labor risks referring to lawsuits that represent probable losses, except for those related to the business combination, and estimated with a certain degree of security. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of legal counsel.

Post-employment health care plan

The cost of the post-employment health care plan is determined through actuarial assessments. An actuarial valuation involves several assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as discount rate, medical inflation and percentage of adherence to the plan. Due to the complexities involved in the assessment and its long-term nature, a defined benefit obligation is extremely sensitive to changes in these assumptions. All assumptions are reviewed at each balance sheet date.

Stock option plan, restricted stock option program and strategy acceleration program

Estimating the fair value for share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate data for the valuation model, including the expected life of the stock option or rights on the valuation, volatility and dividend yield and making assumptions about them.

The stock option plan, the restricted stock plan and the strategy acceleration program are measured at fair value on the grant date and the expense is recognized in the income statement during the acquisition period and in "Additional paid-in capital" in the shareholders’ equity. On the balance sheet dates, Management reviews the estimates regarding the number of restricted stock options and, when applicable, recognizes the effect of this review on the result for the year against shareholders’ equity.

Impairment of non-financial assets

Impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on information available on sales transactions for similar assets or market prices less additional costs to dispose of the asset.

The value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the next three to five years, according to the operating segment, and their projections take into account market expectations for operations, investment estimates and working capital, in addition to other economic factors. The value in use is sensitive to the discount rate used in the discounted cash flow method, as well as to the growth and perpetuity rate used for extrapolation purposes.

Allowance for expected losses on trade accounts receivables

The allowance for expected losses on trade accounts receivables is estimated based on the risk of loss in an “aging list” model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For trade accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The provision is determined based on (i) the historical experience of credit losses of each of the subsidiaries, observed in each group of the trade accounts receivable aging list, and (ii) adjustments for specific forward-looking factors for defaulters and the economic environment. An estimated range is used based on the weighted average of losses over the past 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade accounts receivable.

Allowance for inventory losses

The allowance for inventory losses is estimated using a methodology to contemplate discontinued products, products with slow turnover, products expired and nearing expiration and products that do not meet quality standards.

Leases - Incremental rate on lessee’s borrowing

The Company cannot immediately determine the interest rate implicit in the lease, therefore, it uses its incremental rate on borrowing (IBR) to measure the lease liabilities. IBR is the interest rate that the Company would have to pay to take out a borrowing, in a similar period and with a similar guarantee, the resources necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment. IBR, therefore, reflects what the Company "would have to pay", which requires an estimate when there are no observable rates available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates IBR using observable data (such as market interest rates) when available and is required to make certain specific estimates of its own.

Measurement at fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be measured based on prices quoted in active markets, the fair value is measured based on valuation techniques, including the discounted cash flow model. The inputs considered in these models are obtained from observable markets, when possible. In situations where these inputs cannot be obtained from observable markets, a degree of judgment is necessary to establish the respective fair values. Associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in the assumptions related to these factors could affect the fair value of financial instruments.

Business combination

As disclosed in note 3.4, business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at the respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by the Company, including those applied in the measurement of brand assets, sales representatives and developed technology, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities.

10.6	- Relevant items not evidenced in the financial statements

A)       the assets and liabilities directly or indirectly owned by the Company that are not included in its off-balance-sheet items, such as: (i) operating lease transactions, assets and liabilities; (ii) written-off receivables portfolios over which the entity holds risks and responsibilities, including the respective liabilities; (iii) agreements for future purchase and sale of products or services; (iv) unfinished construction contracts; and (v) future financing receipt agreements

Supply Agreements:

Over the ordinary course of business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology and electric power services (with physical delivery, for supply of its manufacturing activities). The agreements contain provisions for termination due to non-compliance of key obligation. Usually, the minimum contractually agreed upon is acquired, and for this reason there are no registered liabilities in addition to the amount recognized per fiscal year.

The subsidiaries have also investment commitments in other companies that do not belong to the economic group, through the fulfillment of goals and other conditions established in the agreement in the amount of up to R$60,000 million, which arise from convertible debentures.

The figures are shown based on electric power consumption estimates in accordance with the contractual period, the prices of which are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

The total minimum supply payments, measured at nominal value, as per the contracts, are:

(R$ million)	2021	2020		2019
Up to one year	929.3		1,413.9	17.9
Between one and five years	460.1		886.0	13.2
Above 5 years	10.7
Total	1,400.1		2,229.9	31.1

b) other items not evidenced in the financial statements

There are no other relevant items which are not evidenced in our financial statements.

10.7       - Comments on items not evidenced in the financial statements

a)       how such items affect or are likely to affect the income, expenses, operating results, finance expenses or other items on the issuer’s financial statements

Except for the items reported in item 10.6.a above, the Company expects no other material impacts on its financial statements.

b)       kind and purpose of the transaction

The kind of off-balance commitments is described in item 10.6.a above.

c)       kind and amount of obligations undertaken and rights generated in favor of issuer as a result of the transaction

The kind of off-balance commitments is described in item 10.6.a above.

10.8       - Business Plan

a)	investments, including: (i) quantitative and qualitative description of current and expected investments; (ii) sources of funding of the investments; and (iii) material divestments in progress and planned divestments

Investments

The Company’s operating activities regularly require capital investments, especially regarding the development of its infrastructure and the purchase of supplies, such as software, machines, tools, vehicles, and industrial models.

The table below shows the additions to the property, plant and equipment and intangible assets in the periods indicated:

	Regarding Fiscal Year Ended December 31,
	2021	2020	2019
	(R$ million)
Software	88.1	82.7	83.1
Machinery and accessories	37.2	20.1	9.6
Vehicles	4.9	14.6	12.5
Buildings and facilities	111.0	46.7	49.2
Templates (i)	2.1	1.2	1.5
Information technology equipment	58.2	27.3	22.0
Furniture and fixture	107.1	32.5	40.1
Projects in progress	606.4	440.2	204.1
Other investments	382.9	187.8	145.8
Total purchases of property, plant and equipment and intangible assets	1,397.9	853.1	567.9

(i)       Refers to steel tooling or templates specially manufactured by Natura &Co’s service providers, used in the production of bottles and plastic packaging for its products. We hold the property of such tooling.

In the fiscal year ended December 31, 2021, acquisitions of property, plant and equipment and intangible assets amounted to R$ 1,397.9 million compared to R$ 853.1 million in the period ended December 31, 2020, representing an increase of 63.9%. Our capital expenditure program is currently focused on IT infrastructure, digital and social selling technology as well as product innovation, projects aimed at increasing operational efficiency and productivity.

In the fiscal year ended December 31, 2020, acquisitions of property, plant and equipment and intangible assets amounted to R$ 853.1 million compared to R$ 567.9 million in the period ended December 31, 2019, representing an increase of 50.2%. Our capital expenditure program is currently focused on IT infrastructure, digital and social selling technology as well as product innovation, projects aimed at increasing operational efficiency and productivity.

Actual vs. Budgeted

The table below shows the budgeted amounts for CAPEX against the realized amounts in the periods indicated:

CAPEX (R$ million)	2021	2020	2019
Budgeted	1,935.5	854.0	637.0
Realized	1,397.9	853.1	567.9

Currently, Natura Cosméticos investment program is focused on opening and renovating existing stores, digital technology, product innovation, and projects that intend to improve the efficiency and operating productivity of Natura Cosméticos.

2022 Budget

The capital budget estimated for the Company for the year 2022 is R$1,708.0 million, which will cover the investments necessary for the consolidation of the Company's growth plan. This amount comprises the budget capital of all subsidiaries of Natura &Co Group, including Natura Cosméticos. For such estimated budget, the following investments are planned: (i) information technology and digitalization projects; (ii) action plans for continuity in transformation and integration among the Group companies; (iii) sustainability projects, (iv) supply chain actions, among others.

2021 Budget

The capital budget estimated for the Company for the year 2021 is R$ 1,935.5 million, which will cover the investments necessary for the consolidation of the Company’s growth plan. This amount comprises Natura Cosméticos subsidiary’s capital budget approved at the Annual General Meeting of this subsidiary provided that already disclosed, indicating acquisition of plants, equipment, patents or other assets that might materially influence issuer’s productive capacity is not applicable to new products and services, indicating: (i) description of research in progress and already disclosed; (ii) total expenditures incurred by the issuer in research activities to develop new products or services; (iii) projects in progress and already disclosed; (iv) total expenditures incurred by the issuer in the development of new products or services.

The Company has a plan for launching of new products aligned with the market trends. In 2019, the Company invested R$109.3 million, in 2020, it invested R$508.8 million in research for development of new products, and in 2021, R$ 521 million was invested. Such investments have been consistent throughout the last years.

10.9       - Other factors with material influence

There are no other factors with material influence not disclosed in the other sections of item 10.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 20, 2022

EXHIBIT II

Capital Budget Proposal, pursuant to Exhibit 9-1-II of CVM Rule No. 481

The management of Natura Co Holding S.A. ("Company") proposes that the Company's capital budget for the year 2022 totals the amount of one billion, seven hundred and eight million reais (BRL 1,708,000,000.00), distributed as follows:

Capital Budget for 2022
Information Technology	BRL 450,000,000.00
Retail: new outlets and renovations	BRL 400,000,000.00
Business Maintenance and Compliance	BRL 200,000,000.00
Equipment, molds, and sustainability projects	BRL 120,000,000.00
Integration projects	BRL 212,000,000.00
Avon International Transformation Program	BRL 70,000,000.00
Outros	BRL 256,000,000.00

These disbursements will be made by retaining profits, in the terms of this capital budget, in accordance with article 196 of the Corporations Law and based on cash generation from operating activities and eventual third-party financing, as follows:

Sources of Capital Budget
Retained profit reserve according to the capital budget (article 196 of the Corporations Law)	BRL 733,571,935.00
Cash generation from operating activities/third party financing	BRL 974,428,065.00

The Company's management is at your disposal for any further clarification that may be necessary.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 20, 2022

EXHIBIT III

Proposal of Allocation of Net Profits, pursuant to Exhibit 9-1-II of CVM Rule No. 481

1. Inform the net profit of the year:

One billion, forty-seven million, nine hundred and fifty-nine thousand, seven hundred and twenty-two reais and fifty centavos (BRL 1,047,959,722.50).

2. Inform the global amount and the value per share of the dividends, including interim dividends and interest on net equity already declared:

The total amount of dividends proposed for distribution corresponds to one hundred and eighty million, seven hundred and seventy-two thousand, forty-six reais and eighty-two centavos (BRL 180,772,046.82) referring to the paid portion of the minimum mandatory dividend, being BRL 0,131500686 per common share (excluding shares held in treasury).

The amount of dividends per share is estimated, and may be adjusted due to eventual exercise of call options or movement of treasury stock until the cut-off date.

There was no advance declaration of dividends or interest on equity.

3. Inform the percentage of net profit of the fiscal year distributed:

17.25%, disregarding the amount of the dividend proposed to be allocated to the Unrealized Profit Reserve.

4. Inform the global amount and the value per share of dividends distributed based on profits from previous fiscal years:

•	2020 Fiscal Year: The Company did not distribute dividends, considering that a loss was recorded for the year.

•	2019 Fiscal Year: The Company did not distribute dividends, considering that a loss was recorded for the year.

5. State, having deducted the advanced dividends and interest on own capital already declared:

a. The gross amount of the dividends and interest on own capital, declared separately, for shares of each type and class:

Dividends in the total amount of R$ 180,772,046.82 (one hundred and eighty million, seven hundred seventy-two thousand, forty-six reais and eighty-two cents), corresponding to 0.131500686 per common share (excluding treasury shares).

The amount of dividends per share is estimated, and may be adjusted due to eventual exercise of call options or movement of treasury stock until the cut-off date.

b. The form and term of payment of the dividends and interest on the stockholders’ equity:

It is proposed that the dividends to be declared be paid on a date to be defined by Management within the fiscal year of 2022, under the terms of art. 205, §3º of the Corporations Law.

The proposal to pay dividends more than 60 days after their declaration has the purpose of providing greater flexibility for the Company's management of the Company's cash flow.

The Management will publish a Notice to Shareholders in due course with information about the date of the dividend payment to be declared.

c. Any assessment of adjustment and interest on the dividends and interest on the stockholders’ equity:

Not applicable.

d. Date of declaration of payment of the dividends and interest on the stockholders’ equity taken into account to identify the shareholders entitled to receive them:

Date of cut: the Company's shareholders will be entitled to the proposed dividends at the end of the trading session of April 20, 2022, the date of the annual ordinary and extraordinary general meeting.

Ex" Trading: The Company's shares will be traded "ex" dividends as from April 22, 2022 (inclusive).

6. If there has been a declaration of dividends or interest on net equity based on profits calculated in half-yearly balance sheets or shorter periods:

a. Inform the amount of the dividends or interest on stockholders' equity already declared:

Not applicable.

b. Inform the date of the respective payments:

Not applicable.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net profits of the fiscal year and previous three (3) fiscal years:

b. Dividend and interest on stockholders' equity distributed in the previous three (3) fiscal years:

	2021(1)	2020(2)	2019(2)
Net Profit	BRL 0.760966205	-	-
Dividends	BRL 0.131500686	-	-
Interests on Stockholders’ Equity	-	-	-
Total distributed	BRL 0.131500686	-	-

(1) Considers the proposed allocation of the result.

(2) The company reported a loss for the fiscal year.

The Company's capital stock is composed exclusively of common shares.

8. If profits were allocated to the legal reserve:

a. Identify the sum allocated to the legal reserve:

There was no allocation to the legal reserve.

b. Detail the form of calculation of the legal reserve:

There was no allocation of part of the net profit to the legal reserve, considering that the Company currently has capital reserves that exceed 30% of its capital stock, pursuant to § 1 of art. 193 of the Corporations Law.

9. If the company has preferred shares entitled to fixed or minimum dividends:

Not applicable.

10. In relation to the mandatory dividend:

a. Describe the form of calculation set forth in the bylaws:

The shareholders shall be entitled to receive, in each fiscal year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i) the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii) the decrease of the amounts allocated, in the exercise, for the creation of the legal reserve and contingency reserves; and

(iii) whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the Shareholders' Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

b. Inform whether it is being fully paid:

No.

c. Inform the sum that may have been withheld:

One hundred and thirty-three million, six hundred and fifteen thousand, eight hundred and seventy reais (BRL 133,615,870.00).

11. If the mandatory dividends have been withheld due to the company’s financial condition:

Not applicable.

12. Where earnings have been allocated to the contingencies reserve:

Not applicable.

13. Where earnings have been allocated to the reserve for future profits:

a. Inform the sum allocated to the reserve of unrealized profits/profit retention reserve:

The total amount of eight hundred and seventy million, seven hundred and forty-eight thousand, eight hundred and five reais and nine centavos (BRL 870,748,805.09) will be allocated to the unrealized profit reserve, out of which one hundred and thirty-three million, six hundred and fifteen thousand, eight hundred and seventy reais (BRL 133,615,870.00) correspond to the portion withheld from the minimum mandatory dividend and the remainder corresponds to the remainder of the net income for the year.

b. Inform the nature of the unrealized profits that gave rise to the reserve:

The amount of unrealized profits is composed of the equity positive equivalence result of the Company's subsidiaries, pursuant to art. 197, §1, I of the Corporations Law.

14. Where earnings have been allocated to the statutory reserves:

Not applicable.

15. In case of withholding of profits set out in the capital budget:

a. Identify the amount withheld:

seven hundred and thirty-three million, five hundred and seventy-one thousand, nine hundred and thirty-five reais (BRL 733,571,935.00).

b. Provide a copy of the capital budget:

The capital budget estimated for the Company for the year 2022 is BRL 1,708,000,000.00 (one billion, seven hundred and eight million reais), which will cover the investments necessary for the consolidation of the Company's growth plans, having the following origins:

(i) nine hundred and seventy four million, four hundred and twenty eight thousand, sixty five reais (BRL 974,428,065.00) from the generation of cash from operating activities and third-party financing , and

(ii) seven hundred and thirty three million, five hundred and seventy one thousand, nine hundred and thirty five reais (BRL 733,571,935.00) from the proposed retention of net income reserve.

Exhibit II to the Management Proposal for the annual ordinary and extraordinary general meetings to be held on April 20, 2022 contains a copy of the capital budget proposal.

16. If results have been allocated to the tax incentive reserve:

Not applicable.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 20, 2022

EXHIBIT IV

Items 12.5 to 12.10 of the Company’s Reference Form

12.5/6 - Composition and Professional Experience of the Management and Fiscal Council

Name	Date of birth	Management body	Date Elected	Term of office	Number of consecutive Terms of Office
Tax ID (CPF)	Profession	Elective office held	Date of investiture	Elected by the controlling shareholder	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer		Description of another position/duty
Gilberto Mifano	11/11/1949	Belongs to the Board of Directors only	04/20/2022	2 years	1
566.164.738-72	Manager	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	100.00%
Member of the Audit, Risk Management and Finance Committee
Fábio Colletti Barbosa	10/03/1954	Belongs to the Board of Directors only	04/20/2022	2 years	1
771.733.258-20 Member of the Organizational Development and Personnel Committee.	Manager	27 - Independent Board of Directors (Permanent)	4/20/2022	Yes	100.00%

Jessica DiLulio Herrin	11/29/1972	Belongs to the Board of Directors only	04/20/2022	2 years	1
000.000.000-00	Economist	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	98.11%
N/A
Ian Martin Bickley	10/02/1963	Belongs to the Board of Directors only	04/20/2022	2 years	1
000.000.000-00	Economist	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	98.11%
Strategic Committee Member.
Antonio Luiz da Cunha Seabra	03/23/1942	Belongs to the Board of Directors only	04/20/2022	2 years	1
332.927.288-00	Economist	29 - Other Directors	04/20/2022	Yes	100.00%
Member of the Corporate Governance Committee		Co-chairman of the Board of Directors
Pedro Luiz Barreiros Passos	06/29/1951	Belongs to the Board of Directors only	04/20/2022	2 years	1
672.924.618-91	Engineer	29 - Other Directors	04/20/2022	Yes	100.00%
Member of the Corporate Governance Committee		Co-chairman of the Board of Directors

Nancy Killefer	11/16/1953	Belongs to the Board of Directors only	04/20/2022	2 years	1
000.000.000-00	Businesswoman	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	98.07%
Member of the Organizational Development and Personnel Committee.
Wyllie Don Cornwell	01/17/1948	Belongs to the Board of Directors only	04/20/2022	2 years	1
000.000.000-00	Businessman	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	100%
Member of the Corporate Governance Committee

Andrew George McMaster Jr.	11/04/1952	Belongs to the Board of Directors only	04/20/2022	2 years	1
000.000.000-00	Businessman	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	98.11%
Member of the Audit, Risk Management and Finance Committee
Guilherme Peirão Leal	02/22/1950	Belongs to the Board of Directors only	04/20/2022	2 years	1
383.599.108-63	Manager	29 - Other Directors	04/20/2022	Yes	100.00%
Member of the Corporate Governance Committee.		Co-chairman of the Board of Directors
Carla Schmitzberger	06/21/1962	Belongs to the Board of Directors only	04/20/2022	2 years	1
667.280.967-87	Engineer	27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	100.00%
Member of the Strategic Committee and of the Organizational Development and Personnel Committee.
Roberto de Oliveira Marques	07/13/1965	Belongs to the Board of Directors only	04/20/2022	2 years	1
090.072.488-98	Manager	20 - Executive Chairman of the Board of Directors	04/20/2022	Yes	100.00%
Member of the Corporate Governance Committee, Strategic Committee, Organizational Development and Personnel Committee, Group’s Operational Committee, and Audit, Risk Management and Finance Committee.

Georgia Melenikiotou	07/06/1959	Belongs to the Board of Directors only	04/20/2022	2 years	1
000.000.000-00 Member of the Strategic Committee		27 - Independent Board of Directors (Permanent)	04/20/2022	Yes	100.00%

12.5/6 - Composition and Professional Experience of the Management and Fiscal Council

Professional experience / Independence Criteria

Gilberto Mifano - 566.164.738-72

Gilberto Mifano holds a degree in Business Administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He is currently an independent member of the board of directors of Cielo S/A - since 2009, of TOTVS S/A - since 2017, of Pacaembu Construtora S/A - since 2018. He also coordinates the respective Audit Committees in the three companies. In addition, he is advisory board member for Pragma Patrimônio Ltda - since 2009. From 1994 to 2008 he was CEO at BOVESPA - Bolsa de Valores of São Paulo and CBLC - Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of The Board of Directors of BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros S/A. He was also independent director for SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately 8 years, he was member and vice-president of the executive committees of WFE – World Federation of Exchanges and FIAB – Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. At Natura, Gilberto Mifano worked as advisor of the Audit, Risk Management and Finance Committee from 2009 to 2016 and started his activities at the Board of Directors of Natura Cosméticos in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and Chairman of the Audit, Risk Management and Finance Committee. Currently, Gilberto Mifano holds the following positions in other companies or organizations from the third sector: (i) member of the Fiscal Council of the Arapyau Institute; and (ii) member of the Fiscal Council of CIEB - Innovation Center for Education (Institute); In the past, he was (iii) tax director of the Natura Institute and (iv) president of the Board of Directors of IBGC – Brazilian Institute of Corporate Governance; (v) Fiscal Council member of Amigos da Poli (Institute); and (vi) member of the Decision-Making Board of RAPS – Rede de Ação Política pela Sustentabilidade (Institute). From the organizations mentioned above, companies (i), (iii) and (vi) are controlled by a shareholder of the issuer, which has a direct and indirect interest equal to or higher than 5% of the same class or type of the issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa is a member of the board of directors of Itaú-Unibanco, CBMM (Brazilian Company of Metalworking and Mining), and Ambev, as well as a member of the Investment Committee of Gávea Investimentos. Fábio Barbosa started his activities at the Board of Directors of Natura Cosméticos in 2017 and is currently an independent member of the Board of Directors of Natura &Co. Holding S.A. and of the Organizational Development and Personnel Committee. Fábio was president of Bank ABN Amro Real since 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015, he was president of Abril Mídia. Currently, Fábio is also a member of the board of Instituto Empreender Endeavor; Chief Officer of the board of Fundação Itaú; member of the Board of the Public Leadership Center (CLP) and the UN Foundation, to support the UN. In 2011, he was recognized a Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program), due to his business vision. And in 2017, he was recognized by the Worldfund for Education for bringing the topic of value to the forefront of the discussion. Fábio holds a degree in Business Administration from the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD), in Lausanne, in Switzerland.

Currently, Fábio holds the following positions in other companies or organizations from the third sector: (i) Member of the Board of Directors of Itaú Unibanco Holding S.A. (Financial institution); (ii) Member of the Board of Directors of the Brazilian Metalworking and Mining Company – CBMM (Mining); (iii) Member of the Board of Directors of Ambev (Beverages); (iv) Member of the Investment Committee of Gávea Investments (Financial institution); (v) Member of the Board of Directors of UN Foundation (Foundation); (vi) Member of the Board of Directors of Instituto Empreender Endeavor (Institute); (vii) Member of the Board of Directors of the Public Leadership Center – CLP (Institute); (viii) Chief Officer of the Board of Directors of Fundação Itaú (Foundation). Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Jessica DiLulio Herrin - 000.000.000-00 American Passport No. 557088851

Jessica Herrin holds a degree in Economics from the Stanford University. She is the CEO and founder of the brands Stella & Dot, Keep Collective and Ever Skin and is also co-founder of the WeddingChannel.com, one of the main wedding websites in the world, where she also worked as vice-President of product management. In addition, she worked at Dell Inc. as Senior EBusiness Manager and at Neilsen NetRatings as Senior Product Marketing Manager. In 2016 she wrote her first book, “Find your extraordinary: dream bigger, live happier, and achieve success on your own terms”. Jessica has already won various prizes and has been recognized for her enterprising achievements at Oprah, Inc. magazine (Stella & Dot was recognized as one of the private companies with fast growth between 2010 and 2011), Fortune, New York Times, Wall Street Journal, InStyle, Glamour magazine, among others. Jessica Herrin joined the Board of Directors of Natura Cosméticos in 2018 and is currently an independent member of the Board of Directors of Natura & Co Holding SA. Mrs. Herrin currently holds the following positions in other companies or organizations of the third sector: Chief Executive Officer of the family or brands, fashion and beauty Stella & Dot. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Ian Martin Bickley - 000.000.000-00 British Passport No. 538953627

Mr. Bickley was Executive Officer at Tapestry, Inc. (“Tapestry”), a company listed at NYSE encompassing modern luxury lifestyle and accessories brands, including Coach, Kate Spade and Stuart Weitzman, until December 2018. Mr. Bickley held different executive offices at Tapestry (former Coach, Inc.) between 1993 and 2018. From July 2017 to December 2018, Mr. Bickley was the President of Global Business and Strategic Alliances Development for Tapestry. Previously, he held the office of President at the Coach International Group from August 2013 to July 2017, President at the Coach International from February 2006 to August 2013, President and CEO of Coach Japan from August 2001 to February 2006, Vice-President at Coach Japan from 1997 to 2001 and held other senior offices successively since he joined the company in 1993. Mr. Bickley became a member of the Board of Directors of Crocs, Inc, (CROX/NASDAQ) in 2015 and was a member of the Compensation Committee from 2015 to 2019 and of China’s Acceleration Committee from 2019 to 2021. Currently he is member of the Audit Committee since 2019. Mr. Bickley is, also, member of the Board of Directors of Brilliant Earth Group, Inc. and acts as Strategic Consultant of MycoWorks. Mr. Bickley joined the Board of Directors of Natura Cosméticos in 2019 and is currently an independent member of the Board of Directors and member of the Strategic Committee of Natura & Co Holding S.A. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Antonio Luiz da Cunha Seabra - 332.927.288-00

Antônio Luiz da Cunha Seabra founded Natura Cosméticos in 1969 and started his activities at the Company’s Board of Directors in 1998. Since then he has dedicated himself to the construction and development of said company. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in Economics, Luiz Seabra developed new products, languages and messages for the beauty industry. He participated actively in the transformation of the organization in one of the largest cosmetics companies in the world, strongly committed with ethics and sustainability. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura.

Currently, Luiz Seabra holds the following positions in other companies or organizations from the voluntary sector: (i) Executive Officer at Orexis Participações Ltda. (Ownership Interests); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (Institute); (iii) Chief Executive Officer at Lisis Participações S.A (Holding Company); (iv) Manager at Janos Com. Adm. e Participações Ltda. (Holding Company); (v) Managing Officer at Axioma Adm. e Participações Ltda. (Administration); (vii) Board Member of Heuris Adm. e Consultoria Ltda (Administration); (vii) Chief Executive Officer at Lisis Gestão de Participações S.A.. Out of the companies mentioned above, all of them are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security. Out of the companies mentioned above, all of them are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Pedro Luiz Barreiros Passos - 672.924.618-91

Pedro Luiz Barreiros Passos is co-founder of Natura Cosméticos and started his activities at the Board of Directors of the Company in 1998. He is currently co-chairman of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A. and board member of Instituto Natura. Pedro holds a Bachelor's degree in Production Engineering from the Polytechnic School of the University of São Paulo - USP, with a major in Business Administration from Getúlio Vargas Foundation - FGV. Pedro works in different entities and organizations, as listed below: (i) Member of the Board of Directors of IEDI (Institute); (ii) Member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo - FAPESP (Foundation for Support to Research of the State of São Paulo) (Public Foundation); (iii) Member of the Board of Directors of Endeavor (Institute); (iv) Member of the Board of Directors of Dom Cabral Foundation (Education); (v) Chairman of the Board of Directors of SOS Mata Atlântica (Institute); (vi) Member of the Board of Directors of Instituto Semeia (Institute); (vii) Member of the Board of Directors of AC Camargo since 2018 (Private Foundation); (viii) Member of the Board of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (Private Foundation).

From the companies mentioned above, only companies (i) and (vi) are part of the issuer’s economic group or are controlled by a shareholder of the issuer that has a direct and indirect interest equal to or higher than 5% of the same class or type of the issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Nancy Killefer - 000.000.000-00 American Passport 515398235

Nancy Killefer was a Senior Partner at McKinsey & Company, an international management consulting firm, until her retirement in August 2013. Ms. Killefer started at McKinsey in 1979 and occupied a series of leadership positions, including as a member of the company’s governance board. Nancy also led the people functions including recruiting and several of the personnel evaluation and compensation committees. From 2000 to 2007, she managed McKinsey’s Washington, D.C. office. From 1997 to 2000, Nancy was Assistant Secretary for Management, Chief Financial Officer and Chief Operating Officer of the U.S. Treasury Department. In 2000, she returned to McKinsey to create and lead the Public Sector practice. She also was a member of the Oversight Board of the U.S. Internal Revenue Service, from 2000 to 2005, and chairwoman of the same body from 2002 to 2004. She was also chairwoman and board member of CSRA until 2018, a board member of Taubman & Company board until 2020 and a board member of the The Advisory Board until 2017. Ms. Killefer had been a board member of Avon Products, Inc. since 2013, and was Chairwoman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. In 2020, she was appointed by Natura &Co to occupy the position of independent member of the Group’s Board of Directors. Ms. Killefer currently holds the following positions in other companies or organizations from the voluntary sector: (i) Independent Member of the Board of Directors and Member of the Committee of Compensation and Management Development of Cardinal Health, Inc.; (ii) Independent Member of the Board of Directors and Chair of the Privacy Committee and Member of the Audit Committee of Meta Platforms, Inc., and (iii) Independent Member of the Board of Directors, member of the Audit Committee and member of the Compensation and the Nominating and Governance Committees of Certara, Inc. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Wyllie Don Cornwell - 000.000.000-00 American Passport No. 565384549

Don Cornwell was Chairman of the Board and Chief Executive Officer at Granite Broadcasting Corporation from 1988 until his retirement in August 2009, and was Vice-Chairman of the Board until December 2009. Previously, he worked as Operations Officer of the Corporate Finance Committee of Goldman, Sachs & Co., from 1980 to 1988, and as Vice-President of the Investment Banking Division, from 1976 to 1988. Don was an Independent Board Member, Chairman of the Audit Committee, Chairman of the Regulation and Compliance Committee and a member of the Compensation, Corporate Governance and Science, Sustainability and Technology Committees of Pfizer, Inc. Don retired from the board of Pfizer in 2020 and was appointed by Pfizer to act as (i) a member of the Board of Viatris, Inc., a new health company created from the consolidation of Upjohn, a company that is part of Pfizer business, and Mylan. He is member of the Audit and Risk Supervision Committees of Viatris. Don Cornwell is (ii) Independent Board Member and Member of the Audit and Appointment and Corporate Governance Committees of American International Group, Inc. and acted as chairman of the Compensation and Resources Management Committee until 2021. Currently, Mr. Cornwell also works as (iii) curator of Big Brothers Big Sisters of New York and Vice-Chairman and (iv) member of the board of directors of Blue Meridian Partners Inc., a non-profit organization. Mr. Cornwell was appointment Lead Director of the Board of Directors of Avon in March 2016 and acted as member of the Board of Avon since 2002. He was Chairman of the Finance Committee, member of the Audit Committee and of the Indication and Corporate Governance Committee. Mr. Cornwell was elected as member of the Board of Directors of Natura & Co Holding in 2020.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Andrew George McMaster Jr. - 000.000.000-00 American Passport 518145244

Mr. McMaster was Executive Vice-President and Vice-Chairman of the Board of Directors of Deloitte & Touche LLP from 2010, and Vice-President of Deloitte LLP from 2003 to his retirement in May 2015. He started at Deloitte in 1976 and held several leadership positions both in the national and international scopes, including as National Managing Member of Deloitte, focusing on programs to CEO clients, as well as leader of Litigation and Forensic Advisory practice in the United States and Global at Deloitte. Andrew has been Board Member of Avon Products, Inc. since 2018, and Chairman of the Audit Committee and member of the Financial Committee. In 2020, he was appointed by Natura &Co. Holding S.A. to occupy the position of independent member of the Group’s Board of Directors. Mr. McMaster currently holds the following positions in other companies or organizations from the voluntary sector: (i) Member of the Board of Directors and Lead Director of Black & Veatch Holding Company and, as Lead Director, is a former official member of all Committees of the Board, (ii) Member of the Board of Directors, Member of Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, which is an intermediary American holding company for UBS Group in Switzerland and (iii) Member of the Board of Curators, co-chairman of the Chairmen Search Committee, Member of the Executive Committee, of the Financial Management and Governance Committee, as well as Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Guilherme Peirão Leal - 383.599.108-63

Guilherme Peirão Leal holds a degree in Business Administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is a co-founder of Natura Cosméticos and started his activities in the Company’s Board of Directors in 1998. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura. In the past 25 years, he participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka – Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, he was one of the founders of Movimento Nossa São Paulo, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008 he has dedicated himself to structuring his legacy through the Arapyaú Institute, an organization the purpose of which is to promote dialogue and networking to build solutions based on sustainability. In the national elections of 2010, Guilherme Leal joined former Senator Marina Silva, then from the Green Party, as candidate for Vice-Presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability - RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and to the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders, the purpose of which is to engage corporations and leaders from all over the word with a new vision of business success, by incorporating social and environmental objectives into profit. In 2015 he participated in the foundation of the Brazil Climate Forests and Agriculture Coalition, which gathers representatives of the private sector, financial sector, academy and civil society in favor of Brazil’s leadership in a new low carbon economy. More recently, in 2020, he was co-founder of Concert for Amazonia: a network of persons, institutions and companies created to seek solutions for the conservation and sustainable development of that territory. Guilherme currently holds the following positions in other companies or organizations from the third sector: (i) Chief Executive Officer at Maraé Investimentos Ltda. (Manager); (ii) Manager of Janos Administração e Participações Ltda. (Holding Company); (iii) President of Utopia Participações S.A. (Holding Company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (Management); (v) Executive Officer at SG Debret Participações Ltda. (Management); (vi) Executive Officer at Modusvivendi Participações Ltda. (Ownership Interest); (vii) Chairman of the Board of Directors of the Political Action Network for Sustainability - RAPS (Institute); (viii) Co-founder of The BTeam (Association); (ix) Member of the Board of Directors of the Arapyau Institute of Education and Sustainable Development (Institute); Out of the companies mentioned above, companies (i) to (vi) are part of the issuer’s economic group or are controlled by a shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity.

He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Carla Schmitzberger - 667.280.967-87

Carla Schmitzberger has a degree in Chemical Engineering from the University of Cornell (Ithaca, NY, USA - 1984). She attended an extension course in Strategic People Management at the FDC/INSEAD (2001). Carla was Vice-President of the Sandals Division of Alpargatas S.A., head of global business of Havaianas and Statutory Officer of the company throughout her 13-year tenure therein, which ended in December 2019. She previously worked at Citibank for 8 years, having held various positions: Vice-President of Marketing and Products (Credicard S.A.), Vice-President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. At Citibank, she was also responsible for Marketing and Decision Management for Latin America for one year. Previously, she worked in the consumer goods area for 11 years at Procter & Gamble in various countries (Germany, Canada and Brazil) in various product categories (Detergents, Hygiene and Cleaning Products, Cosmetics and Diapers) and at Johnson & Johnson in Brazil for more than two and a half years. She started her activities at the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co. Holding S.A., member of the Organizational Development and Personnel Committee and of the Strategic Committee. Carla is currently an independent member of the Board of Directors of Lojas Marisa S.A. (Retail) and of Arco Platform Limited (Ed Tech). The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. Considered an independent member based on the independence criterion defined by the Novo Mercado Rules of B3 S.A. – Brasil, Bolsa, Balcão. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Roberto de Oliveira Marques - 090.072.488-98 Brazilian Passport YC375214

Roberto started his activities at Natura in 2016 as a member of the Board of Directors and in 2017 became the Board's Executive Chairman, leading the transformation of the Group into a true global, multi-brand and omnichannel business with a single approach of direct sale to consumer, relationship, after the acquisition of The Body Shop and, later, of Avon Inc. Currently, he is the Board of Directors’ Executive Chairman and Chief Officer of Natura & Co. Group. Before that, he worked as EVP/President for North America at Mondeléz International, and, for more than 25 years, Roberto worked at Johnson & Johnson as President of the Group for North America and held several other global senior executive positions in the segment of Beauty, Baby, Personal Care, Medical Devices and free sale, working and residing in countries such as Brazil, Colombia, the United Kingdom and the United States. Previously, Roberto was a member of the board of Consumer Health Care Products Association (CHPA), of Enactus, the world's largest experiential learning platform, of Grocery Manufacturers Association (GMA) and member of the Brazil-USA Business Committee of the US Chamber of Commerce. Roberto acts at the Board of the United Nations Global Compact, in addition to cooperating with the main international stakeholders, and leads the work of Natura &Co in the support of the UN’s Sustainable Development Goals (SDG). He is also involved with the World Economic Forum (WEF) as co-chairman on behalf of the private sector in Champions For Nature, an initiative to interrupt and revert the loss of Nature. In addition, he is member of the advisory board of USTA Foundation, a large cause that combines education and tennis for needy children. Roberto holds a degree in Business Administration from Getúlio Vargas Foundation of São Paulo (FGV-SP) and a post-graduate degree at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania. Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Georgia Melenikiotou – 000.000.000-00 Greek Passport No. AP2166738

Georgia Garinois-Melenikiotou is the former vice-chief officer of corporate marketing of Estée Lauder Companies - ELC, responsible for the marketing excellence resources for the entire portfolio of the more than 30 brands of ELC, globally. She reported to the CEO and was a member of the ELC leadership team. Over the 11 years she worked at ELC, she led the company during its “digital first” transformation.

Before joining Estée Lauder, Ms. Garinois-Melenikiotou worked for 27 years at Johnson & Johnson, where she held leadership offices in seven countries, including Global President of Beauty EMEA, J&J France President and Global Strategy and New Growth President. She was one of the developers of the Global Business Unit J&J Beauty and led the creation of the consumption company J&J in France.

Ms. Garinois-Melenikiotou is (i) Independent External Board Member at Inspire Medical (NYSE: INSP), (ii) Independent External Board Member at Pulmonx (NYSE: LUNG), (iii) Independent External Board Member at Almirall SA (BME: ALM). Ms. Garinois-Melenikiotou is from Greece and has a Master’s degree in Mechanical Engineering from the National Polytechnic of Athens, and an MBA from MIT Sloan. She attended MIT Sloan with a Fullbright scholarship and is currently board member of both MIT Sloan and One-t-World Fulbright. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; no conviction in an administrative proceeding by the Securities Commission (CVM) and to no final and unappealable sentence, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Professional experience / Independence Criteria	Description of Conviction
Gilberto Mifano - 566.164.738-72	N/A
Fábio Colletti Barbosa - 771.733.258-20	N/A
Jessica DiLulio Herrin - 000.000.000-00	N/A
Ian Martin Bickley - 000.000.000-00	N/A
Antonio Luiz da Cunha Seabra - 332.927.288-00	N/A
Pedro Luiz Barreiros Passos - 672.924.618-91	N/A
Nancy Killefer - 000.000.000-00	N/A
Wyllie Don Cornwell - 000.000.000-00	N/A
Andrew George McMaster Jr. - 000.000.000-00	N/A
Guilherme Peirão Leal - 383.599.108-63	N/A
Carla Schmitzberger - 667.280.967-87	N/A
Roberto de Oliveira Marques - 090.072.488-98	N/A
Georgia Melenikiotou – 000.000.000-00	N/A

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer
Gilberto Mifano	Audit Committee	Statutory Audit Committee not subject to CVM Rule No. 308/99	Chairman of the Committee	11/11/1949	05/13/2021	2 years
566.164.738-72		Manager		05/13/2021	1	100.00%
Independent Board Member
Roberto de Oliveira Marques	Audit Committee	Statutory Audit Committee not subject to CVM Rule No. 308/99	Committee Member (Permanent)	07/13/1965	05/13/2021	2 years
090.072.488-98		Manager		05/13/2021	1	83.33%
Group CEO and Executive
Chairman of the Board of Directors
Andrew George McMaster Jr.	Audit Committee	Statutory Audit Committee Not subject to CVM Rule nº 308/99	Committee Member (Permanent)	11/04/1952	05/13/2021	2 years
000.000.000-00		Businessman		13/05/2021	1	100.00%
Independent Board Member
Fábio Colletti Barbosa	Organizational Development and Personnel Committee		Chairman of the Committee	10/03/1954	05/13/2021	2 years
771.733.258-20		Manager		05/13/2021	1	85.71%
Independent Board Member
Roberto de Oliveira Marques	Organizational Development and Personnel Committee		Committee Member (Permanent)	07/13/1965	05/13/2021	2 years
090.072.488-98		Manager		01/30/2020	0	0.00%

Group CEO and

Executive Chairman of the Board

of Directors

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer
Carla Schmitzberger	Organizational Development and Personnel Committee		Committee Member (Permanent)	06/21/1962	05/13/2021	2 years
667.280.967-87		Engineer		05/13/2021	1	100.00%
Independent Board Member
Nancy Killefer	Organizational Development and Personnel Committee		Committee Member (Permanent)	11/16/1953	05/13/2021	2 years
000.000.000-00		Businesswoman		05/13/2021	1	75%
Independent Board Member
Roberto de Oliveira Marques	Other Committees		Chairman of the Committee	07/13/1965	05/13/2021	2 years
090.072.488-98	Strategic Committee	Manager		05/13/2021	1	100.00%
Group CEO and Executive Chairman of the Board of Directors
Carla Schmitzberger	Other Committees		Others	06/21/1962	05/13/2021	2 years
667.280.967-87	Strategic Committee	Engineer	Committee Member	05/13/2021	1	100.00%
Independent Board Member
Ian Martin Bickley	Other Committees		Committee Member (Permanent)	10/02/1963	05/13/2021	2 years
000.000.000-00	Strategic Committee	Economist		05/13/2021	1	75%
Independent Board Member
Georgia Melenikiotou 000.000.000-00 Independent Board Member	Others Committees Strategic Committee	Engineer Engineer	Committee Member (Permanent)	07/06/1959 05/13/2021	05/13/2021 0	2 years 100%
Guilherme Peirão Leal	Other Committees		Chairman of the Committee	02/22/1950	05/13/2021	2 years
383.599.108-63	Corporate Governance Committee	Manager		05/13/2021	1	100.00%
Co-Chairman of the Board
Pedro Luiz Barreiros Passos	Other Committees		Committee Member (Permanent)	06/29/1951	05/13/2021	2 years
672.924.618-91	Corporate Governance Committee	Engineer		05/13/2021	1	100.00%
Co-Chairman of the Board
Antonio Luiz da Cunha Seabra	Other Committees		Committee Member (Permanent)	03/23/1942	05/13/2021	2 years
332.927.288-00	Corporate Governance Committee	Economist		05/13/2021	1	100.00%

Co-Chairman of the Board
Roberto de Oliveira Marques	Other Committees	Committee Member (Permanent)	07/13/1965	05/13/2021	2 years

12.7/8 - Composition of the Committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of office
Tax ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive Terms of Office	Percentage of participation in the meetings
Other positions and functions held/performed at the issuer

090.072.488-98	Corporate Governance Committee	Manager	Committee Member (Permanent)	05/13/2021	2	100.00%

Group CEO and Executive Chairman

of the Board of Directors

Wyllie Don Cornwell 000.000.000-00 Independent Board Member	Other Committees Corporate Governance Committee	Businessman	Committee Member (Permanent)	01/17/1948 05/13/2021	05/13/2021 0	100.00%
Roberto de Oliveira Marques	Other Committees		Chairman of the Committee	07/13/1965	05/13/2021	2 years
090.072.488-98	Group’s Operational Committee	Manager		05/13/2021	1	100.00%
Group CEO and Executive Chairman of the Board of Directors
João Paulo Brotto Gonçalves Ferreira	Other Committees		Committee Member (Permanent)	12/09/1967	05/13/2021	2 years
050.269.878-00	Group’s Operational Committee	Engineer		05/13/2021	1	100.00%
Executive Officer for Latin America

12.7/8 - Composition of the Committees

Professional experience / Independence Criteria

Gilberto Mifano - 566.164.738-72

Gilberto Mifano holds a degree in Business Administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He is currently an independent member of the board of directors of Cielo S/A - since 2009, of TOTVS S/A - since 2017, of Pacaembu Construtora S/A - since 2018. He also coordinates the respective Audit Committees in the three companies. In addition, he is advisory board member for Pragma Patrimônio Ltda - since 2009. From 1994 to 2008 he was CEO at BOVESPA - Bolsa de Valores of São Paulo and CBLC - Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of The Board of Directors of BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros S/A. He was also independent director for SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately 8 years, he was member and vice-president of the executive committees of WFE – World Federation of Exchanges and FIAB – Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. At Natura, Gilberto Mifano worked as advisor of the Audit, Risk Management and Finance Committee from 2009 to 2016 and started his activities at the Board of Directors of Natura Cosméticos in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and Chairman of the Audit, Risk Management and Finance Committee. Currently, Gilberto Mifano holds the following positions in other companies or organizations from the third sector: (i) member of the Fiscal Council of the Arapyau Institute; and (ii) member of the Fiscal Council of CIEB - Innovation Center for Education (Institute); In the past, he was (iii) tax director of the Natura Institute and (iv) president of the Board of Directors of IBGC – Brazilian Institute of Corporate Governance; (v) Fiscal Council member of Amigos da Poli (Institute); and (vi) member of the Decision-Making Board of RAPS – Rede de Ação Política pela Sustentabilidade (Institute). Out of the companies mentioned above, companies (i), (iii) and (vi) are controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Roberto de Oliveira Marques - 090.072.488-98

Roberto started his activities at Natura in 2016 as a member of the Board of Directors and in 2017 became the Board's Executive Chairman, leading the transformation of the Group into a true global, multi-brand and omnichannel business with a single approach of direct sale to consumer, relationship, after the acquisition of The Body Shop and, later, of Avon Inc. Currently, he is the Board of Directors’ Executive Chairman and Chief Officer of Natura & Co. Group. Before that, he worked as EVP/President for North America at Mondeléz International, and, for more than 25 years, Roberto worked at Johnson & Johnson as President of the Group for North America and held several other global senior executive positions in the segment of Beauty, Baby, Personal Care, Medical Devices and free sale, working and residing in countries such as Brazil, Colombia, the United Kingdom and the United States. Previously, Roberto was a member of the board of Consumer Health Care Products Association (CHPA), of Enactus, the world's largest experiential learning platform, of Grocery Manufacturers Association (GMA) and member of the Brazil-USA Business Committee of the US Chamber of Commerce.

Roberto acts at the Board of the United Nations Global Compact, in addition to cooperating with the main international stakeholders, and leads the work of Natura &Co in the support of the UN’s Sustainable Development Goals (SDG). He is also involved with the World Economic Forum (WEF) as co-chairman on behalf of the private sector in Champions For Nature, an initiative to interrupt and revert the loss of Nature. In addition, he is member of the advisory board of USTA Foundation, a large cause that combines education and tennis for needy children. Roberto holds a degree in Business Administration from Getúlio Vargas Foundation of São Paulo (FGV-SP) and a post-graduate degree at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa is a member of the board of directors of Itaú-Unibanco, CBMM (Brazilian Company of Metalworking and Mining), and Ambev, as well as a member of the Investment Committee of Gávea Investimentos. Fábio Barbosa started his activities at the Board of Directors of Natura Cosméticos in 2017 and is currently an independent member of the Board of Directors of Natura &Co. Holding S.A. and of the Organizational Development and Personnel Committee. Fábio was president of Bank ABN Amro Real since 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015, he was president of Abril Mídia. Currently, Fábio is also a member of the board of Instituto Empreender Endeavor; Chief Officer of the board of Fundação Itaú; member of the Board of the Public Leadership Center (CLP) and the UN Foundation, to support the UN. In 2011, he was recognized a Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program), due to his business vision. And in 2017, he was recognized by the Worldfund for Education for bringing the topic of value to the forefront of the discussion. Fábio holds a degree in Business Administration from the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD), in Lausanne, in Switzerland.

Currently, Fábio holds the following positions in other companies or organizations from the third sector: (i) Member of the Board of Directors of Itaú Unibanco Holding S.A. (Financial institution); (ii) Member of the Board of Directors of the Brazilian Metalworking and Mining Company – CBMM (Mining); (iii) Member of the Board of Directors of Ambev (Beverages); (iv) Member of the Investment Committee of Gávea Investments (Financial institution); (v) Member of the Board of Directors of UN Foundation (Foundation); (vi) Member of the Board of Directors of Instituto Empreender Endeavor (Institute); (vii) Member of the Board of Directors of the Public Leadership Center – CLP (Institute); (viii) Chief Officer of the Board of Directors of Fundação Itaú (Foundation). From the companies mentioned above, none is part of the issuer’s economic group or is controlled by a shareholder of the issuer that has a direct and indirect interest equal to or higher than 5% of the same class or type of the issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Andrew George McMaster Jr. - 000.000.000-00

American Passport No. 518145244

Mr. McMaster was Executive Vice-President and Vice-Chairman of the Board of Directors of Deloitte & Touche LLP from 2010, and Vice-President of Deloitte LLP from 2003, until his retirement in May 2015. He started at Deloitte in 1976 and held several leadership positions both in the national and international scopes, including as National Managing Member of Deloitte, focusing on programs to CEO clients, as well as leader of Litigation and Forensic Advisory practice in the United States and Global at Deloitte. Andrew has been Board Member of Avon Products, Inc. since 2018, and Chairman of the Audit Committee and member of the Financial Committee. In 2020, he was appointed by Natura &Co. Holding S.A. to occupy the position of independent member of the Group’s Board of Directors. Andrew currently holds the following positions in other companies or organizations of the voluntary sector: (i) Member of the Board of Directors and Lead Director of Black & Veatch Holding Company and, as Lead Director, is a former official member of all Committees of the Board, (ii) Member of the Board of Directors, Member of Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, which is an intermediary American holding company for UBS Group in Switzerland and (iii) Member of the Board of Curators, co-chairman of the Chairmen Search Committee, Member of the Executive Committee, of the Financial Management and Governance Committee, as well as Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges. Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Luiz Carlos Passetti - 001.625.898-32

Luiz Carlos Passetti is an accountant graduated from the Economic Sciences College of São Paulo, with courses at the Getúlio Vargas Foundation and Harvard. He has over 35 years of experience in audit and consultancy at EY, being a partner for the last 25 years. Throughout his career, he has dedicated himself to large Brazilian and international companies listed both at the CVM and at SEC. He was the chairman of the Governance Board of EY South America and a member of the Board of EY Americas and Global. Passetti is also a member of the Audit, Finance and Risks Committee of Marilan S.A., of the Audit and Risks Committee of the IBGC-Instituto Brasileiro de Governança Corporativa, and an independent external member of the Audit and Risks Committee of São Salvador Alimentos S.A. and an independent external member of the Board of Directors of Unifique Telecomunicações S.A. Out of the companies mentioned above, none of them is a part of the issuer’s economic group or is controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.
He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Carla Schmitzberger - 667.280.967-87

Carla Schmitzberger has a degree in Chemical Engineering from the University of Cornell (Ithaca, NY, USA - 1984). She attended an extension course in Strategic People Management at the FDC/INSEAD (2001). Carla was Vice-President of the Sandals Division of Alpargatas S.A., head of global business of Havaianas and Statutory Officer of the company throughout her 13-year tenure therein, which ended in December 2019. She previously worked at Citibank for 8 years, having held various positions: Vice-President of Marketing and Products (Credicard S.A.), Vice-President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. At Citibank, she was also responsible for Marketing and Decision Management for Latin America for one year. Previously, she worked in the consumer goods area for 11 years at Procter & Gamble in various countries (Germany, Canada and Brazil) in various product categories (Detergents, Hygiene and Cleaning Products, Cosmetics and Diapers) and at Johnson & Johnson in Brazil for more than two and a half years. She started her activities at the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co. Holding S.A., member of the Organizational Development and Personnel Committee and of the Strategic Committee.

Carla is currently an independent member of the Board of Directors of Lojas Marisa S.A. (Retail) and of Arco Platform Limited (Ed Tech). The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security. She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Nancy Killefer - 000.000.000-00 American Passport 515398235

Nancy Killefer was a Senior Partner at McKinsey & Company, an international management consulting firm, until her retirement in August 2013. Ms. Killefer started at McKinsey in 1979 and occupied a series of leadership positions, including as a member of the company’s governance board. Nancy also led the people functions including recruiting and several of the personnel evaluation and compensation committees. From 2000 to 2007, she managed McKinsey’s Washington, D.C. office. From 1997 to 2000, Nancy was Assistant Secretary for Management, Chief Financial Officer and Chief Operating Officer of the U.S. Treasury Department. In 2000, she returned to McKinsey to create and lead the Public Sector practice. She also was a member of the Oversight Board of the U.S. Internal Revenue Service, from 2000 to 2005, and chairwoman of the same body from 2002 to 2004. She was also chairwoman and board member of CSRA until 2018, a board member of Taubman & Company board until 2020 and a board member of the The Advisory Board until 2017. Ms. Killefer had been a board member of Avon Products, Inc. since 2013, and was Chairwoman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. In 2020, she was appointed by Natura &Co to occupy the position of independent member of the Group’s Board of Directors. Ms. Killefer currently holds the following positions in other companies or organizations from the voluntary sector: (i) Independent Member of the Board of Directors and Member of the Committee of Compensation and Management Development of Cardinal Health, Inc.; (ii) Independent Member of the Board of Directors and Chair of the Privacy Committee and Member of the Audit Committee of Meta Platforms, Inc., and (iii) Independent Member of the Board of Directors, member of the Audit Committee and member of the Compensation and the Nominating and Governance Committees of Certara, Inc. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

She has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified her for the performance of any professional or business activity. She does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Ian Martin Bickley - 000.000.000-00

British Passport No. 538953627

Mr. Bickley was Executive Officer at Tapestry, Inc. (“Tapestry”), a company listed at NYSE encompassing modern luxury lifestyle and accessories brands, including Coach, Kate Spade and Stuart Weitzman, until December 2018. Mr. Bickley held different executive offices at Tapestry (former Coach, Inc.) between 1993 and 2018. From July 2017 to December 2018, Mr. Bickley was the President of Global Business and Strategic Alliances Development for Tapestry. Previously, he held the office of President at the Coach International Group from August 2013 to July 2017, President at the Coach International from February 2006 to August 2013, President and CEO of Coach Japan from August 2001 to February 2006, Vice-President at Coach Japan from 1997 to 2001 and held other senior offices successively since he joined the company in 1993. Mr. Bickley became a member of the Board of Directors of Crocs, Inc, (CROX/NASDAQ) in 2015 and was a member of the Compensation Committee from 2015 to 2019 and of China’s Acceleration Committee from 2019 to 2021. Currently he is member of the Audit Committee since 2019. Mr. Bickley is, also, member of the Board of Directors of Brilliant Earth Group, Inc. and acts as Strategic Consultant of MycoWorks. Mr. Bickley joined the Board of Directors of Natura Cosméticos in 2019 and is currently an independent member of the Board of Directors and member of the Strategic Committee of Natura &Co Holding S.A. The aforementioned companies are not part of the issuer’s economic group or controlled by a shareholder in the issuer that holds direct or indirect interest equal to or greater than 5% of the same class or type of issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Guilherme Peirão Leal - 383.599.108-63

Guilherme Peirão Leal holds a degree in Business Administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is a co-founder of Natura Cosméticos and started his activities in the Company’s Board of Directors in 1998. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura. In the past 25 years, he participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka – Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, he was one of the founders of Movimento Nossa São Paulo, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008 he has dedicated himself to structuring his legacy through the Arapyaú Institute, an organization the purpose of which is to promote dialogue and networking to build solutions based on sustainability. In the national elections of 2010, Guilherme Leal joined former Senator Marina Silva, then from the Green Party, as candidate for Vice-Presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability - RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and to the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders, the purpose of which is to engage corporations and leaders from all over the word with a new vision of business success, by incorporating social and environmental objectives into profit. In 2015 he participated in the foundation of the Brazil Climate Forests and Agriculture Coalition, which gathers representatives of the private sector, financial sector, academy and civil society in favor of Brazil’s leadership in a new low carbon economy. More recently, in 2020, he was co-founder of Concert for Amazonia: a network of persons, institutions and companies created to seek solutions for the conservation and sustainable development of that territory.

Guilherme currently holds the following positions in other companies or organizations from the third sector: (i) Chief Executive Officer at Maraé Investimentos Ltda. (Manager); (ii) Manager of Janos Administração e Participações Ltda. (Holding Company); (iii) President of Utopia Participações S.A. (Holding Company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (Management); (v) Executive Officer at SG Debret Participações Ltda. (Management); (vi) Executive Officer at Modusvivendi Participações Ltda. (Ownership Interest); (vii) Chairman of the Board of Directors of the Political Action Network for Sustainability - RAPS (Institute); (viii) Co-founder of The BTeam (Association); (ix) Member of the Board of Directors of the Arapyau Institute of Education and Sustainable Development (Institute);

Out of the companies mentioned above, companies (i) to (vi) are part of the issuer’s economic group or are controlled by a shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of security. From the companies mentioned above, companies (i) to (vi) are part of the issuer’s economic group or are controlled by a shareholder with an interest equal to or higher than 5%. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity.

He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Pedro Luiz Barreiros Passos - 672.924.618-91

Pedro Luiz Barreiros Passos is co-founder of Natura Cosméticos and started his activities at the Board of Directors of the Company in 1998. He is currently co-chairman of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A. and board member of Instituto Natura. Pedro holds a Bachelor's degree in Production Engineering from the Polytechnic School of the University of São Paulo - USP, with a major in Business Administration from Getúlio Vargas Foundation - FGV. Pedro works in different entities and organizations, as listed below: (i) Member of the Board of Directors of IEDI (Institute); (ii) Member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo - FAPESP (Foundation for Support to Research of the State of São Paulo) (Public Foundation); (iii) Member of the Board of Directors of Endeavor (Institute); (iv) Member of the Board of Directors of Dom Cabral Foundation (Education); (v) Chairman of the Board of Directors of SOS Mata Atlântica (Institute); (vi) Member of the Board of Directors of Instituto Semeia (Institute); (vii) Member of the Board of Directors of AC Camargo since 2018 (Private Foundation); (viii) Member of the Board of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (Private Foundation). Out of the companies mentioned above, only (i) and (ii) are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security. He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Antonio Luiz da Cunha Seabra - 332.927.288-00

Antônio Luiz da Cunha Seabra founded Natura Cosméticos in 1969 and started his activities at the Company’s Board of Directors in 1998. Since then he has dedicated himself to the construction and development of said company. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in Economics, Luiz Seabra developed new products, languages and messages for the beauty industry. He participated actively in the transformation of the organization in one of the largest cosmetics companies in the world, strongly committed with ethics and sustainability. He is currently co-chairman of the Board of Directors of Natura &Co Holding and director of Instituto Natura.

Currently, Luiz Seabra holds the following positions in other companies or organizations from the voluntary sector: (i) Executive Officer at Orexis Participações Ltda. (Ownership Interests); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (Institute); (iii) Chief Executive Officer at Lisis Participações S.A (Holding Company); (iv) Manager at Janos Com. Adm. e Participações Ltda. (Holding Company); (v) Managing Officer at Axioma Adm. e Participações Ltda. (Administration); (vii) Board Member of Heuris Adm. e Consultoria Ltda (Administration); (vii) Chief Executive Officer at Lisis Gestão de Participações S.A.. Out of the companies mentioned above, all of them are part of the issuer’s economic group or controlled by the issuer’s shareholder that holds direct or indirect interest equal to or greater than 5% of the same class or type of the issuer’s security.

He has not been subject, over the past five (5) years, to any criminal conviction; adverse judgment in an administrative proceeding by the Securities Commission (CVM) and to any final and unappealable judgment, in the judicial or administrative spheres, which suspended or disqualified him for the performance of any professional or business activity. He does not fit the definition of politically exposed person, on the terms of CVM Rule No. 617/19.

Professional experience / Independence Criteria	Description of Conviction
Gilberto Mifano - 566.164.738-72	N/A
Fábio Colletti Barbosa - 771.733.258-20	N/A
Jessica DiLulio Herrin - 000.000.000-00	N/A
Ian Martin Bickley - 000.000.000-00	N/A
Antonio Luiz da Cunha Seabra - 332.927.288-00	N/A
Pedro Luiz Barreiros Passos - 672.924.618-91	N/A
Nancy Killefer - 000.000.000-00	N/A
Wyllie Don Cornwell - 000.000.000-00	N/A
Andrew George McMaster Jr. - 000.000.000-00	N/A
Guilherme Peirão Leal - 383.599.108-63	N/A
Carla Schmitzberger - 667.280.967-87	N/A
Roberto de Oliveira Marques - 090.072.488-98	N/A
Georgia Melenikiotou – 000.000.000-00	N/A

12.9 – Existence of Marital Relationship, Steady Union or Family Relationship up to the 2nd Degree related to Issuer’s Managers, Subsidiaries and Controlling Shareholders

Mr. Guilherme Ruggiero Passos and Ms. Patrícia Ruggiero Passos, who are our indirect controlling shareholders, are son and daughter (first degree relatives by consanguinity) of Mr. Pedro Luiz Barreiros Passos. Ms. Lucia Helena Rios Seabra, who is our controlling shareholder, is married to Mr. Antonio Luiz da Cunha Seabra.

Except for the situations indicated above, there is no family relationship between (i) our managers; (ii) our managers and the managers of companies directly and indirectly controlled by our Company; (iii) our managers and our direct and indirect subsidiaries and our direct or indirect controlling companies; and/or (iv) our managers and the managers of our direct and indirect controlling companies.

12.10 – Relationships of subordination, provision of services or control between managers and subsidiaries, controlling companies and others

Some members of our Board of Directors are also our controlling shareholders, as described below:

•	Mr. Antonio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors, is our controlling shareholder and, jointly with Mrs. Lucia Helena Rios Seabra, form the control block “Seabra Block”, and are signatories to the Shareholders’ Agreement.

•	Mr. Antonio Luiz da Cunha Seabra is also our indirect controlling shareholder through Orbix Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is the direct controller of Kairós Fundo de Investimento em Ações – Investimento no Exterior, which, in turn, has a direct ownership interest in our Company.

•	Mr. Guilherme Pedroso Leal, Co-Chairman of the Board of Directors, is our direct controlling shareholder and, jointly with Mr. Felipe Pedroso Leal e Mr. Ricardo Pedroso Leal, form the control block “Leal Block”, and are signatories to the Shareholders’ Agreement.

•	Mr. Guilherme Peirão Leal is also our indirect controlling shareholder, through Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which holds a direct interest in our Company.

•	Mr. Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors, isa direct and indirect controlling shareholder, through Passos Participações S.A., a joint-stock company, and Fundo de Investimento de Ações Veredas – Investimento no Exterior, an investment fund that, together with Mr. Passos, forms the control block “Passos Block” and are signatories to the Shareholders’ Agreement.

In addition, some members of the Board of Directors hold an ownership interest in companies that have relationships with our Company and/or its subsidiaries, as detailed below:

Messrs. Guilherme Peirão Leal, Pedro Luiz Barreiros Passos and Antonio Luiz da Cunha Seabra, Co-Chairmen of our Board of Directors, indirectly hold control over Fundo Imobiliário Bresco Logística, which incorporated, on August 30, 2019, Bres Itupeva Empreendimentos Imobiliários Ltda., which provided services to a company controlled by our Company over the last three years.

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 20, 2022

EXHIBIT V

Item 13 of the Company’s Reference Form

13.1 – Description of the compensation policy or practice, including Statutory Officers

13.1 - Describe the policy or practice adopted for compensation of the Board of Directors, Statutory and Non-Statutory Officers, Fiscal Council, Statutory Committees, and of the Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

(a)       Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if issuer discloses the policy, locations in the worldwide website where the document may be consulted:

The issuer, Natura &Co Holding S.A. (“Company”), is the holding entity of four businesses and brands: Avon, Natura, The Body Shop and Aesop.

Natura &Co is formed by global purpose-driven, multi-channel and beauty brands and is active in more than 100 countries. Given the Company's structure and business complexities, it is critical to rely on a highly skilled management team to lead the Company on its growth trajectory, executing a purpose-driven business strategy and creating value for all stakeholders.

As per Article 12(ii) of the Company’s bylaws, the shareholders, through a general shareholders meeting establishes and approves the Company´s global compensation for members of the Board of Directors, Statutory Officers, and members of the Fiscal Council (if installed).

The Company’s compensation structure takes into account compensation norms and competitive levels specific to the role’s talent market, regulatory requirements, business strategy, and alignment with shareholder interests. As practiced in the market and aligned to objectives, of talents prospection and maintenance, our compensation structure comprises fixed and variable compensation (short and long-term incentives). The Board of Directors’ compensation includes medium and long-term incentives while Statutory Officers’ compensation also includes a short-term component. This strategy ensures proper levels of compensation based on the goals and objectives of each role, aligns with standard market practices and is competitive. The Company compensation strategy is underpinned by its broader mission on “people, planet and profit”.

The Organization and People Committee is responsible for supporting the Board of Directors in the matters related to Human Resources, strategies, policies, and rules regarding organizational development, planning and personnel development, compensation and benefits of executive officers.

The Company´s compensation strategy also considers some of the following market best practices:

The Company´s Management Compensation Policy was approved by the Board of Directors on July 17, 2019, and is publicly available in the following websites:

•	Company’s Investors Relations website (https://ri.naturaeco.com/en/a-natura-co/the-group/g-governance/policies-and-bylaws/) and;

•	Brazilian Securities Commission´s – CVM website: (www.cvm.gov.br).

(b)       Breakdown of compensation, stating:

(i)	Description of compensation elements and respective objectives

The guiding principles of the Company´s compensation strategy are Simplicity, Meritocracy and Partnership.

The Company's compensation elements fall into two categories:

Fixed Compensation

The purpose of the fixed compensation is to compensate the requirements, responsibilities, and complexities inherent to the position.

a. Base Salary
Determined by local market practices specific to geographical location of talent, role and in line with the Company´s compensation philosophy.

b. Benefits
Determined by market practice, and in line with the Company´s compensation philosophy, benefits package including health and dental care plans, as well as life insurance, with the purpose of offering an attractive benefit package.

Variable Compensation

Short-Term

a. Annual Variable Compensation (also referred to as Bonus):
Target based on global performance scorecard.

The annual variable compensation element allows the Company to recognize the achievement of goals based on economic, social, and environmental indicators, of which the social and environmental indicators are set by the Group's 2030 Commitment to Life Sustainability Goals, and as established by the Board of Directors. Its purpose is also to align the interests of the Statutory and Non-Statutory Officers with those of the shareholders and other stakeholders, considering financial, social and environmental indicators.

Executives can invest a part or most of their annual variable compensation (bonus) to purchase Company shares, which in turn are matched by the Company. This is also linked to Long-Term 13(b) (i) below.

Long-Term

b. Share (or equity) Based Compensation:
The share-based compensation grants restricted shares to stimulate long-term value creation and sustainable growth for the Company.

The share-based compensation may be granted as a part of a long-term incentive program to Statutory Officers in the format of call options or restricted shares to stimulate an increased sense of ownership and supports long-term value creation.

I. Co-Investment Plan (Restricted Share Units - RSU).

Executives can invest a part or most of their annual variable compensation (bonus) to purchase Company's shares which in turn are matched by the Company.

II. Long-Term Grants (Performance Share Units).

In the long-term program, share units are granted according to the performance of the Company, which are linked to the following metrics:

- Total Shareholder Return
- ROIC, and
- Carbon Emission, the latter related to the Company´s Net Zero 2030 ambition

Below is a table indicating which elements of the Company’s compensation are applicable to the Board of Directors, to the Executive Chairman and Group CEO, Statutory and Non-Statutory Officers and to the Fiscal Council (if installed):

The images below indicate the percentage of the compensation elements of each of the Board of Directors, Executive Chairman and Group CEO, Statutory and Non-Statutory Officers and to the Fiscal Council (if installed):

Board of Directors

The compensation of the Board of Directors is composed of:

Below is a description of the compensation elements which are specific to the Board of Directors. For a description of all other compensation elements which are common to the Board of Directors,

Executive Chairman and Group CEO and Statutory and Non-Statutory Officers, refer to item 13.1 (b)(i), above.

Fixed Compensation:

The fixed compensation is composed of a monthly amount, paid over twelve (12) months, aligned with market practices. Board members that participate in any of the Company’s statutory or non-statutory committees also receive an additional monthly fixed amount for their participation as the committee leader or member, with the exception of the Executive Chairman and Group CEO whose participation in all committees is already embedded in his total compensation.

Variable Compensation:

•	Until December 2020, the members of the Board of Directors were entitled to receive an annual variable compensation (applicable to Brazilian members) or bonus (applicable to non-Brazilian residents).

As of January 2021, with the support of the Corporate Governance Committee, the Board of Directors decided that variable compensation component would be paid through a share-based compensation scheme, in order to strengthen the engagement between the Board of Officers and the Company, to support the long-term strategy of the Company and adding more value creation to all stakeholders

Executive Chairman and Group CEO:

The Executive Chairman and Group CEO’s compensation is composed of:

Below is a description of the compensation elements which are specific to the Executive Chairman and Group CEO, for a description of all other compensation elements which are common across the Board of Directors, Executive Chairman and Group CEO and Statutory and Non-Statutory Officers, refer to item 13.1 (b)(i), above.

The Executive Chairman and Group CEO´s compensation composition differs from the other members of the Board of Directors, due to responsibilities inherent to holding both positions.

In addition to the responsibilities held by the members of the Board of Directors, the Executive Chairman and Group CEO, is responsible for:

✓	Overseeing the work of the Company´s officers and subsidiaries.

✓	Fostering collaboration and synergy between the management teams of each business unit.

✓	Making recommendations of resource allocations between business units, talent management and cash flow.

✓	Monitoring the execution of activities related to general planning and execution of the Company´s long and short-term strategies.

✓	Chairing the Company´s Operating Committee.

As provided in Articles 25 and 26 of the Company’s bylaws, the Group Operating Committee is an advisory body serving the Board of Directors with the operational autonomy and responsibility to:

✓	Assist the Board of Directors in the Company´s global strategy and monitor the implementation of decisions taken by the Board of Directors.

✓	Identify synergies and opportunities for the Company between each business unit, including revenue and costs.

✓	Review and submit the strategic plan, annual reviews and the Company´s budget to the Board of Directors, including the allocation of resources between Business Units in accordance with the Company´s strategic business plan, and supervise its execution.

Statutory and Non-Statutory Officers

Below is a description of the compensation elements which are specific to the Statutory and Non-Statutory Officers, for a description of all other compensation elements which are common across the Board of Directors, Executive Chairman and Group CEO and Statutory and Non-Statutory Officers, refer to item 13.1 (b)(i), above.

•	Fixed Compensation: Statutory and Non-Statutory Officers receive a monthly amount, paid in twelve (12) monthly installments, in addition to a thirteenth (13th) installment and paid vacation.

Until December 2020, such members were also entitled to a 14th installment which since Avon’s integration, the Company incorporated into the monthly salary.

•	Direct and Indirect Benefits: Benefits package can include a health care plan, nursery allowance, car allowance, private social security, life insurance and dental care with the purpose of attracting the best talents and aligning with standard market practices.

Fiscal Council

The compensation of the Fiscal Council (if installed) is composed of:

The Fiscal Council operates on a non-permanent basis and may be installed upon request of the Company’s shareholders, as per article 29 of the Company’s bylaws. If installed, the Fiscal Council compensation is set forth at the Company’s annual shareholders general meeting, pursuant to article 162, paragraph 3rd, of the Brazilian Corporations Law, which states that the compensation of its members may not be less, for each member in office, than ten percent (10%) of the average compensation of each statutory officer, excluding benefits and variable pay, in addition to reimbursement of travel and accommodation expenses required for the performance of the member´s function. Since the Fiscal Council compensation is set out in the Brazilian Corporations Law, the Company´s Management Compensation Policy does not regulate such compensation.

The Fiscal Council was installed in 2020, during the Company´s annual shareholders general meeting held on April 30, 2020, and the term of office of its members ended at the annual shareholders general meeting held on April 16, 2021. The Fiscal Council was not installed in 2021, at the Company’s annual shareholders general meeting held on April 16, 2021.

(ii)	In relation to the last three fiscal years, the proportion of each element in the total compensation is:

Please refer to the table below, which indicates the proportion of each element in the compensation of our Board of Directors, Statutory Officers and Fiscal Council members:

The numbers above do not encompass compensation associated with hiring bonuses and severance payments due to dismissal or resignations of members of the Board of Directors and Statutory Officers (reported in item 13.2 as "others" and "post-employment payments for termination").

The Company did not pay any compensation to the Board of Directors, Statutory Officers and Non-

Statutory Officers in the fiscal year ended December 31, 2019, due to the fact that the Company was incorporated on January 21, 2019, and as approved at the Company’s general shareholders meeting held on July 17, 2019, no compensation would be due by the Company to such members during that fiscal year. The compensation of these members was paid by Natura Cosméticos S.A. For further information on compensation regarding the fiscal year ended December 31, 2019, please refer to Natura Cosméticos S.A. Reference Form.

(iii)	Calculation and readjustment methodology of compensation elements:

The Company carries out periodical’s reviews of market compensation variations, with the objective of comparing the current compensation of fixed and variable components with market practices, including competitors in the goods segment, Brazilian multinationals, companies listed on the Brazilian and foreign stock exchanges as well as companies that have similar compensation strategies.

Compensation readjustments are made in accordance with the budget recommended by the Board of Directors and with global compensation approved at the annual general shareholders meeting.

•	Fixed compensation: reviewed annually, based on experience gained and evolution of responsibility. An assessment is performed by the Co-Chairmen and then validated by the Board of Directors and any adjustment made is then endorsed by the relevant unions.

Compensation readjustments may also be individually negotiated by management members, and if requested by the Executive Chairman and Group CEO, the individually negotiated amount will be then submitted for approval to the Board of Directors.

•	Annual Variable Compensation (Bonus): performance-based, with a minimum EBITDA threshold that has to be achieved before funding can occur. Performance is evaluated based on a scorecard that considers financial metrics such as revenue and cash generation, among others, in addition to social and environmental goals.

The annual variable compensation (Bonus) considers three steps (with step 3 – Individual Performance – limited to 20%), as provided for below:

•	Share-based Variable Compensation: readjustments to the Share-based Variable Compensation element take into account compensation variations in the market, periodically comparing the Company´s practices with competitors in the goods market, Brazilian multinational companies, listed companies or those that have similar compensation strategies. Any changes to Share-based Variable Compensation must be approved by the Board of Directors, considering the approved budget.

(iv)	Rationale for the composition of the compensation:

The Company’s compensation strategy combines short-term and long-term elements with the purpose of retaining and compensating professionals in line with their responsibilities, market practices, and appropriate levels of competitiveness.

The variable component, whether it is the annual variable compensation (bonus) or the share-based variable compensation, represents a significant portion of the compensation due to the Company´s belief in the joint construction of value.

The share-based variable compensation programs seek to provide a sense of ownership of their participants in relation to the Company, intensifying the relation between compensation, the construction of the Company´s core value and long-term growth strategy. Currently, the share-based variable Compensation is based on the granting of restricted shares, as a part of a Long-Term Incentive Program.

.

(v)	Members not compensated by the issuer and rationale

In the current fiscal year, one Statutory Officer of the Company receives compensation from one Company’s subsidiary.

(a)       Main performance indicators considered in the determining compensation:

•	Fixed Compensation: no performance indicator is taken into consideration for the purposes of determining managers’ Fixed Compensation or benefits, as these elements are established in accordance with the responsibility and complexity of the position, experience of the professional, competitiveness and market practices. Individual qualifications and experience are considered when establishing fixed compensation.

•	Variable Compensation: performance is measured by indicators comprised of three sustainability factors; economic, social, and environmental.

•	Annual Variable Compensation (Bonus): Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), net sales and cash flow, in addition to material issues on social and environmental aspects, such as the carbon emissions target, packaging commitments, loyalty of independent beauty consultants and representatives satisfaction, market competitiveness (Market Share) and people (Engagement) measures.

•	Share-Based Variable Compensation: value of shares quoted on the stock exchange and business performance indicators, such as metrics related to profitability, return on invested capital, and return to shareholders related to the market. In 2021, the Board of Directors approved an amendment to the plans granted in connection with the Long-Term Program in order to exclude EBIT and include a Sustainability metric (Net Zero Carbon related). Such amendment will be implemented as of 2022.

The table below indicates the weight of each Key Performance Indicators (KPIs) in the Annual Variable Compensation (Bonus) and Share-Based Variable Compensation incentives for 2022.

(b)       Compensation structure reflecting the evolution of performance indicators

The variable portion of the management compensation is connected to performance in the relevant period. Thus, bonuses, profit sharing, or the granting of call options or restricted/performance shares are dependent on performance results and defined goals as well as on individual performance.

Performance indicators are assessed on a quarterly basis and final financial results assessment is completed the following year.

Performance metrics define the total variable compensation.

(c)       How the compensation policy or practice aligns with the interests of the issuer in the short, medium, and long term

The Company offers a competitive compensation in the market, with the purpose of attracting and retaining talents who help us to reach our short-, medium- and long-term objectives.

Considering the Company´s business model, it is essential to retain qualified and experienced professionals in order to grow, and, therefore, the compensation strategy must contain mechanisms that stimulate ongoing commitment for the long term, balancing development and growth with results and added value to shareholders.

As the Company also takes into consideration social and environmental elements as well as financial indicators to determine the variable compensation, the scheme ensures a sustainable compensation, balancing a fixed compensation (as the base salary) with short and long-term incentives (which can be offered through the Company’s share-based compensation).

(d)       Existence of compensation borne by subsidiaries, direct or indirect controlled companies or controlling shareholders

In the current fiscal year, one Statutory Officer of the Company receives compensation from one of its subsidiaries.

(e)       Existence of compensation or benefit connected to the occurrence of a corporate event, such as disposal of issuer’s controlling interest

There is no compensations or benefits connected to the Company´s corporate events.

(f)       Practices and procedures adopted by the Board of Directors to determine the individual compensation of the Board of Directors and the Statutory Officers, indicating:

(i)	Issuer’s bodies and committees that are part of the decision-making process and their participation

As provided for in article 12 (ii) of the Company´s bylaws and the Brazilian Corporations Law, the general shareholders meeting, by recommendation of the Board of Directors, approves the global compensation of members of the Board of Directors, Statutory Officers and Fiscal Council (if installed). Once the general shareholders meeting has approved the global compensation proposed by the Board of Directors, the latter shall be responsible for allocating the total amount of the global compensation individually, among the members of the Board of Directors and Statutory Officers, as provided for in article 14 and 20 (xxvii) of the Company’s bylaws. The individual allocation is carried out taking into consideration the roles and responsibilities of each position as well as individual performance.

Finally, with respect to the members of the advisory committees, following recommendations made by the Corporate Governance Committee, the Board of Directors decides on the appointment of Board members to participate in the Company’s advisory committees, and the individual compensation of each member.

(ii)	Criteria and methodology used to set individual compensation, indicating whether studies were used to verify the market practices and, if so, their comparison criteria and scope

The criteria used to define individual compensation of the Company´s management members consider market practices through salary surveys conducted by a specialized compensation advisory company. The comparisons consider relevant markets, including competitors in the goods segment, Brazilian multinational, companies listed on the stock exchange or companies that have similar compensation strategies. The criteria for comparison and definition of the individual compensation considers the experience, responsibility of the position and results delivered, which are assessed annually.

(iii)	Frequency and evaluation of adequacy of the issuer’s compensation policy by the Board of Directors

Based on the recommendations made by the People Committee, the Board of Directors annually assesses the adequacy of the Management Compensation Policy through the guidelines and objectives of the business and market research exercises.

13.2 - Total compensation of the Board of Directors, Statutory Officers, and the Fiscal Council

Total compensation estimated for 2022 – Annual Amounts

	Board of Directors	Statutory fficers	Fiscal Council*	Total
Total members	13,00	6,00	0,00	19,00
Number of compensated members	13,00	5,00	0,00	18,00
Annual Fixed Compensation
Base Salary	13,535.5	8,843.2	0	22,378.7
Direct and Indirect Benefits	343.2	629.9	0	973.1
Participation in Committees	896.7	0	0	896.7
Others	0	0	0	0
Description of other fixed compensation	0	0	0	0
Variable Compensation
Bonus	11,029.1	0	0	11,029.1
Profit Sharing Program	0	8,540.1	0	8,540.1
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Post-Employment Benefit	0	0	0	0
Cessation of exercise of the position	0	0	0	0
Share-based Variable Compensation (including options)	56,609.4	12,759.4	0	69,368.8
Note

Obs.1: Total members was calculated considering the annual average of number of members in each month of the year.

Obs. 2: The compensation excludes social charges due by the employer, according to current CVM guidance.

Obs.1: Total members was calculated considering the annual average of number of members in each month of the year.

Obs. 2: The compensation excludes social charges due by the employer, according to current CVM guidance.

Obs.1: Total members was calculated considering the annual average of number of members in each month of the year, considering that Fiscal Council was installed only from January to April/2021.

Obs. 2: The compensation excludes social charges due by the employer, according to current CVM guidance.

Total Compensation	82,413.9	30,772.6	0	113,186.5

Total compensation for the year ended – December 31, 2021 – Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
Total members	12,75	6,00	1,00	19,75
Number of compensated members	12,75	5,00	1,00	18,75
Annual Fixed Compensation
Base Salary Salary	11,394.5	6,750.1	117.3	18,261.9
Direct and Indirect Benefits	344.7	851.4	0	1,196.1
Participation in Committees	744.3	0	0	744.3
Others	0	1,531.1	0	1,531.1
Description of other fixed compensation	0	0	0	0
Variable Compensation
Bonus	4,917.3	0	0	4,917.3
Profit Sharing Program	0	3,886.6	0	3,886.6
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Post-Employment Benefit	0	0	0	0
Cessation of exercise of the position	0	2,245.7	0	2,245.7
Share-based Variable Compensation (including options)	66,074.1	10,600.2	0	76,674.3
Note

Obs.1: Total members was calculated considering the annual average of number of members in each month of the year.

Obs. 2: The compensation excludes social charges due by the employer, according to current CVM guidance.

Obs.1: Total members was calculated considering the annual average of number of members in each month of the year.

Obs. 2: The compensation excludes social charges due by the employer, according to current CVM guidance.

Obs.1: Total members was calculated considering the annual average of number of members in each month of the year, considering that Fiscal Council was installed only from January to April/2021.

Obs. 2: The compensation excludes social charges due by the employer, according to current CVM guidance.

Total Compensation	83,474.9	25,865.1	117.3	109,457.3

Total compensation for the year ended – December 31, 2020 – Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
Total members	12,17	4,67	3	19,84
Number of compensated members	12,17	4,00	3	19,17
Annual Fixed Compensation
Base Salary	10,848.9	4,626.8	234.5	15,710.2
Direct and Indirect Benefits	554.4	706.7	0	1,261.1
Participation in Committees	448.1	0	0	448.1
Others	2,251.3	1,656.8	46.9	3,955.0
Description of other fixed compensation	Related to charges accruing on the Annual Fixed Compensation. See Obs. 2.	Related to the charges accruing on the Annual Fixed Compensation. See Obs. 2.	Related to the charges accruing on the Annual Fixed Compensation. See Obs. 2.
Variable Compensation
Bonus	16,114.7	0	0	16,114.7
Profit Sharing Program	0	5,348.0	0	5,348.0
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	3,222.9	0	0	3,222.9
Description of other variable compensation	Related to charges accruing on the Variable Compensation. See Obs. 2.			Related to charges accruing on the Variable Compensation. See Obs. 2.
Post-Employment Benefit	0	0	0	0
Cessation of exercise of the position	0	0	0	0
Share-based Variable Compensation (including options)	44,503.5	5,574.8	0	50,078.3
Note

Obs.1: total members was calculated considering the annual average of number of members in each month of the year.

Obs.2: For the Total compensation for the year ended – December 31, 2020 – Annual Amounts, the items marked “Others” above include social charges due by the employer, pursuant to the guidance previously contained in Ofício Circular/CVM/SEP/No 2/2020 from February 28th, 2020, which was in force at the time.

Obs.1: total members was calculated considering the annual average of number of members in each month of the year.

Obs.2: For the Total compensation for the year ended – December 31, 2020 – Annual Amounts, the items marked “Others” above include social charges due by the employer, pursuant to the guidance previously contained in Ofício Circular/CVM/SEP/No 2/2020 from February 28th, 2020, which was in force at the time.

’Obs.1: total members were calculated considering the annual average of number of members in each month of the year.

Obs.2: For the Total compensation for the year ended – December 31, 2020 – Annual Amounts, the items marked “Others” above include social charges due by the employer, pursuant to the guidance previously contained in Ofício Circular/CVM/SEP/No 2/2020 from February 28th, 2020, which was in force at the time.

Total Compensation	77,943.8	17,913.2	281.4	96,138.3

The Company did not pay any compensation to the Board of Directors, Statutory and Non-Statutory officers in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further information to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.3 - Variable compensation of the Board of directors, the Statutory Officers, and the Fiscal Council

Estimated amounts for 2022, as per our compensation plan (R$ thousand):

	Board of Directors (*)	Statutory of Officers	Fiscal Council	Total
Total Number of Members	13	6	0	19
Number of compensated members	1	5	0	6
Bonus (*)
Minimum estimated amount	8,271.8	0	0	8,271.8
Maximum estimated amount	16,543.7	0	0	16,543.7
Amount estimated in the compensation plan if goals are achieved	11,029.1	0	0	11,029.1
Profit sharing	0	5	0	5
Minimum estimated amount	0	6,405.1	0	6,405.1
Maximum estimated amount	0	12,810.2	0	12,810.2
Amount estimated in the compensation plan if goals were achieved	0	8,540.1	0	8,540.1

(*) Since January 2021, Statutory Officers are no longer entitled to the payment of variable compensation (bonus).

(**) Numbers above do not include social charges, as per CVM in Official Notice/CVM/SEP/N01/2021.

Total compensation for the year ended – December 31, 2021 – Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
Total Number of Members	12,75	6.0	0	18,75
Number of compensated members	1.0	5.0	0.0	6.0
Bonus	1.0	0	0	1.0
Minimum estimated amount	6,876.6	0	0	6,876.6
Maximum estimated amount	13,753.2	0	0	13,753.2
Amount estimated in the compensation plan if goals are achieved	9,168.8	0	0	9,168.8
Amount actually paid	4,917.2	0	0	4,917.2
Profit sharing	0	5	0	5
Minimum estimated amount	0	5,482.6	0	5,482.6
Maximum estimated amount	0	10,965.2	0	10,965.2
Amount estimated in the compensation plan if goals were achieved	0	7,310.1	0	7,310.1
Amount actually paid	0	3,886.6	0	3,886.6
(*)Numbers above do not include social charges, as per CVM in Official Notice/CVM/SEP/N01/2021.

Total compensation for the year ended – December 31, 2020 – Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
Total Number of Members	12,17	4,67	3	19,84
Number of compensated members	12,17	4,00	0	16,17
Bonus	12,17	0	0	12,17
Minimum estimated amount	10,849.2	0	0	10,849.2
Maximum estimated amount	18,082.0	0	0	18,082.0
Amount estimated in the compensation plan if goals are achieved	14,465.6	0	0	14,465.6
Amount actually paid (*)	16,114.7	0	0	16,114.7
Profit sharing	0	4,67	0	4,67
Minimum estimated amount	0	3,600.6	0	3,600.6
Maximum estimated amount	0	6,000.9	0	6,000.9
Amount estimated in the compensation plan if goals were achieved	0	4,800.7	0	4,800.7
Amount actually paid (*)		5,341.1		5,341.1
(*) Numbers above do not include social charges, as per CVM in Official Notice/CVM/SEP/N01/2021.

The Company did not pay any compensation to the Board of Directors, Statutory and Non-Statutory officers in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further information to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.4 - Board of Directors and Statutory Officers’ Share-Based Compensation plans

• Migration of Share-Based Compensation plans from Natura Cosméticos to the Company: at the Company´s extraordinary shareholders meeting held on December 13, 2019, all share-based compensation programs originally maintained at the level of the Company´s subsidiary (Natura Cosméticos S.A.) were migrated to the Company.

• Share-Based Compensation object of granting’s: since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program). The share-based compensation Programs approved between 2015 to 2017 (listed below) are described herein since there are open grants in connection with such programs. The Company has not granted shares or options in connection with such programs since 2020.

• Eligible Employees: the Company´s Share-Based compensation programs are applicable to eligible employees of all subsidiaries and brands.

Below is an executive summary of the Company´s share-based compensation programs.

For further details for each program, see following pages.

Program	Plan	Vehicle	Vesting Schedule
2015 Stock Option Program	2018 Plan	Options	4y (0;1/3;1/3;1/3)
	2019 Plan	Options	4y (0;1/3;1/3;1/3)
2017 Strategy Acceleration Program	2017 Plan	Options	5y (0;0;0;1/2;1/2)
	2018 Plan	Options	5y (0;0;0;1/2;1/2)
	2019 Plan	Options	5y (0;0;0;1/2;1/2)
2015 Restricted Shares Program	2018 Plan	RSU	4y (0;1/3;1/3;1/3)
	2019 Plan	RSU	4y (0;1/3;1/3;1/3)
2017 Restricted Shares Program	2019 Plan	RSU	3y (1/3;1/3;1/3)
2019 Long Term Incentive Program	2019 Plan	PSU	Full Vesting on Year 3
	2020 Plan	PSU	Full Vesting on Year 3
	2021 Plan	PSU	Full Vesting on Year 3
2019 Co-Investment Program	2020 Plan	RSU	3y (1/3;1/3;1/3)
	2021 Plan	RSU	3y (1/3;1/3;1/3)

(a)       General terms and conditions

All long-term incentive programs are administered by the Board of Directors, who is fully empowered to organize and manage these programs, supported by the People Committee, and can at any time establish rules applicable to situations not addressed in the program, provided that it does not negatively affect any rights or obligations without the prior consent of the beneficiary.

The Company has the following long term incentive programs in place:

1)       2015 Common Shares Purchase or Subscription Option Granting Program.

2)       2015 and 2017 Restricted Shares Programs.

3)       2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration.

4)       2019 Long-Term Incentive Program; and

5)       2019 Co-Investment Program.

As explained above, since 2020, shares and options are only granted under the 2019 Long-Term Incentive Program and the 2019 Co-Investment Program

1)       2015 Common Shares Purchase or Subscription Option Granting Programs (the Company has not granted shares or options in connection with this program since 2020): Common Shares Purchase or Subscription Option Granting Program, with previously established term and price, to the eligible employees, as provided for in such program.

2)       2015 and 2017 Restricted Shares Programs (the Company has not granted shares or options in connection with this program since 2020):

• 2015 Restricted Shares: Restricted Shares Granting Program for a group of eligible executive or employees, as determined by the Board of Directors and consists of the granting of Company’s common shares, up to the annual limit of 0.20% of the total capital of the Company.

• 2017 Restricted Shares: Second Share Granting Program, consisting of the granting of the Company’s common shares for a group of eligible executive or employees, as determined by the Board of Directors, up to the annual limit of 0.10% of the total capital of the Company.

3)       2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration (the Company has not granted shares or options in connection with this program since 2020):

• 2015 Strategy Acceleration Program: Shares Purchase or Subscription Option Granting Program for Strategy Acceleration, consists of the free granting of purchase or subscription options of the Company’s common shares to a restricted group of Brazilian or foreign executives and employees, as determined by the Board of Directors.

• 2017 Strategy Acceleration Program: Second Shares Purchase or Subscription Option Granting Program for Strategy Acceleration, consists of the free granting of purchase or subscription options of the Company’s common shares to a restricted group of Brazilian or foreign executives and employees, as determined by the Board of Directors.

4)       2019 Long-Term Incentive Program: The Long-Term Incentive Program was approved in 2019. Consists of the granting of performance awards or options of the Company, to a selected group of executives and employees of the Company and its subsidiaries, as determined by the Board of Directors (“Long-Term Incentive Program”).

5)       2019 Co-Investment Program: The Co-Investment Program was approved in 2019 and consists of the granting of restricted awards or options of the Company to a selected group of executives and employees of the Company and its subsidiaries, as determined by the Board of Directors (“Co-Investment Program”).

(b)       Main objectives of the plan

All our share purchase options and restricted share granting programs aim to (a) align shareholders’ and participants’ expectations in relation to the long-term performance of the Company. (b) stimulate the improvement of the Company and its subsidiaries’ management, allowing the participants the possibility of being shareholders’ of the Company, encouraging them to optimize all aspects that may increase the value of the Company in the long term, giving them an entrepreneurial and corporate vision, harmonizing and improving the relationship between the Company and its subsidiaries; (b) stimulating the retention of the managers and employees; and (d) increasing the attractiveness of the Company and its subsidiaries.

(c)       Contribution to objectives

The Company’s programs connect the performance of the Company more directly to the quantity of shares to be awarded to participants. In addition, by enabling participants to become shareholders of the Company, it is expected to encourage the retention talent and align their objectives with those of the Company. Through such schemes, it is also possible to achieve a consolidated risk and gains sharing.

(d)       Inserted into issuer’s compensation policy

The compensation models are part of the Company’s and its subsidiaries’ strategy for the retention of management team members and employees, with the commitment to generate value for the Company and to all its stakeholders. Furthermore, it increases the variable component of the compensation of all participants.

(e)       Alignment with managers’ and issuers’ interests in the short, medium, and long term

Under the terms and conditions provided for in the programs, the grants awarded via the different programs consist of varying mechanisms that allow the alignment of interests of participants within different time frames. Through the different programs, the Company seeks to foster the professional development and retention of our management teams, by rewarding the commitment to long-term results and short-term performance, as well as the possibility of becoming shareholders of the Company.

(f)       Maximum number of covered shares

The total number of covered shares is defined in each of the programs of the Company, as described as follows:

2015 Common Shares Purchase or Subscription Option Granting Programs

•	2015 Program: The maximum number of options that may be annually granted are limited to 0.55% of the shares that represent the total corporate capital of the Company. Accordingly, the total number of non-exercised Options, in the sum of all active Plans of the Program, shall not exceed 3.35% of the shares that represent the total corporate capital of the Company, if the total number of Shares issued or that can be issued pursuant the Plan is always within the authorized capital limit of the Company.

2015 and 2017 Restricted Shares Programs (RSU)

•	2015 Restricted Shares Programs

The RSU Program consists of the granting of common shares of the Company, up to the annual limit of 0.20% of the shares that represent the total corporate capital of the Company, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.65% of that capital.

•	2017 Second Restricted Shares Program

The RSU Program consists of the granting of common shares of the Company, up to the annual limit of 0.10% of the shares that represent the total capital of the Group, and the total shares not transacted in the sum of all active plans of the program shall not exceed 0.50% of that capital.

2015 and 2017 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration

•	Strategy Acceleration Program

For the Strategy Acceleration Program, the maximum number of Options that can be granted shall not exceed 1.5% of the shares that represent the Company´s total corporate capital, if the total number of shares issued or that can be issued pursuant to each plan is always within the authorized capital limit of the Group. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

•	Second Strategy Acceleration Program

For the Second Strategy Acceleration Program, the maximum number of Options that can be granted shall not exceed 1.5% of the shares that represent the Group´s total capital, if the total number of shares issued or that can be issued pursuant to each Plan is always within the authorized capital limit of the Group. If any option is terminated or canceled without being fully exercised, the shares connected to such options will become available again for future option grants.

2019 Long-Term Incentive Program and Co-Investment Program

The total number of new shares and treasury Shares in relation to which there may be unvested Grants at any time pursuant to the Long-Term Incentive Program and to the Co-Investment Program, plus the total number of new Shares and treasury Shares used for liquidation of the grants under the terms of the Program and of the PCI, shall not exceed 5% of the total capital of the Company from time to time.

(g)       Maximum number of options to be granted

See the provisions of item (f) above.

(h)       Shares acquisition conditions

Since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program) and therefore, the share acquisition conditions of the programs approved from 2015 to 2017 are not described herein.

2019 Long-Term Incentive Program:

In accordance with the Program, the Board of Directors is responsible for approving the granting of either options or conditional grants to the elected participants.

The grants can be subject to performance conditions, to be defined by the Board of Directors at each granting. The performance conditions may be amended after a granting, provided that (i) an event has occurred which causes the Board to consider that it would be appropriate to amend the performance condition; (ii) the performance condition amendment is not materially more or less difficult to be complied with than the original performance condition, had the relevant event not occurred; and (iii) the Board acts in a fair and reasonable manner upon performing such amendment.

Additionally, each participant shall execute a private instrument of granting, expressly adhering to the program terms and representing to be aware of all its conditions and restrictions.

2019 Co-Investment Program:

In accordance with the Program, the Board of Directors is responsible for approving the granting of either options or restricted shares to the elected participants.

The assessment of the of options or restricted shares to be granted to participants is made as set forth below:

(i)	The participants may opt to receive a maximum percentage (to be defined by the Board of Directors) of their annual bonus or results and profit sharing (“Investment Amount”)

in conditional grants or options, according to the approved plan.

(ii)	The number of shares that a participant can receive will correspond to the Investment Amount divided by the market value of the share (as defined in the program), rounded to the closer whole number; and

(iii)	For each share received, the Company will grant a matching grant to the participant.

Additionally, each participant shall execute a private instrument of granting, expressly adhering to the program terms and representing to be aware of all its conditions and restrictions.

(i)       Criteria to determine the purchase price or exercise

Since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program) and therefore, the criteria to determine the purchase price or exercise of the Share Based Compensation Programs approved between from 2015 to 2017 is not described herein.

2019 Long-Term Incentive Program

The options will cost R$ 0.01 per share for each participant. The conditional grants will have no cost for participant or, if necessary, in accordance with the applicable legislation, will have a cost of R$ 0.01 per share.

2019 Co-Investment Program

The matching grants, if structured as options, will cost R$ 0.01 per share for each participant. If structured as conditional grants, they will have no cost for the participant or, if necessary, in accordance with the applicable legislation, will have a cost of R$ 0.01 per share.

(j)       Exercise timing criteria

Since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program) and therefore, the exercise timing criteria of the Share Based Compensation Programs approved between from 2015 to 2017 is not described herein.

2019 Long-Term Incentive Program

The grants will become exercisable provided the participant remains in the position of manager of employee of the Company or its subsidiaries (except for occasional dismissal rules or special situations (change of control and other events) established in the program), during the period from the date of granting to:

(i)       The 3rd anniversary of the date of the granting; and

(ii)       If the grant is subject to performance conditions or other conditions, the date in which the Board of Directors determines that such conditions were complied with, whichever occurs last.

If the grant is an option, except as otherwise defined by the Board of Directors, the term for the exercise of a grant will be of 30 days after the option becomes exercisable.

For the grants of 2020, the vesting term may be suspended if the participant requests a non-paid leave, being resumed after his/her return to the Company.

2019 Co-Investment Program

The grants will become exercisable provided the participant remains in the position of manager of employee of the Company or its subsidiaries, except for occasional dismissal rules or special situations (change of control and other events) established in the program.

Each grant will be divided into three tranches (“Tranche”), and the first and second Tranches will correspond to one third of the total number of shares linked to a grant each, and the third Tranche will correspond to the balance of the shares of said grant.

The Tranches will become exercisable within the following terms:

• On the first anniversary of the grant, for the first Tranche.

• On the second anniversary of the grant, for the second Tranche; and

• On the third anniversary of the grant, for the third Tranche.

If the grant is an option, except as otherwise defined by the Board of Directors, the term for the exercise of a grant will be of 30 days after the option becomes exercisable.

For the grants of 2020 and onwards, the vesting term may be suspended if the participant requests a non-paid leave, being resumed after his/her return to the Company.

(k)       Liquidation Form

Since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program) and therefore, the liquidation form of the Share Based Compensation Programs approved between from 2015 to 2017 is not described herein.

For the Long-Term Incentive Program and the Co-Investment Program, to satisfy a grant under the terms of such programs, the Company is subject to the applicable law and regulations, and may: (i) issue new shares; (ii) transfer treasury shares; (iii) transfer shares from an “employee benefit trust”; or (iv) register depositary receipts linked to shares.

(l)       Share transfer restrictions

Since 2020, shares and options are only granted under the 2019 Share Based Compensation Programs (Long Term Incentive Program and Co-Investment Program) and therefore, the share transfer restriction of the Share Based Compensation Programs approved between from 2015 to 2017 is not described herein.

2019 Co-Investment Program

In the Co-Investment Program, except in the event of a dismissal, the shares object of the investment grant may not be transferred until occurrence of vesting and liquidation of the options or conditional grants of the matching grants. Any attempt of transfer the investment grants will result in the expiry of the corresponding matching grants.

(m)       Criteria and events that, if verified, will entail the suspension, change or extinction of the plan

The Shareholders’ Meeting is entitled to approve and, therefore, is also entitled to amend, suspend or extinguish a certain Program. Each change in the programs, proposed by the Board of Directors, shall be submitted to the approval of the Shareholders’ Meeting and once approved, it can only reach the shares purchase option to be granted. The occurrence of factors that cause serious change in the economic view and that compromise our financial situation is among the causes that may generate the change or extinction of said programs.

For the Long-Term Incentive Program and for the Co-Investment Program, any significant change in tax, labor and/or social-security laws and in regulations related to capital markets applicable to long-term incentive programs, may result in the partial or full review of the Program, or even in its suspension or termination.

(n)       Effects of the exit of the Manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

2015 Common Shares Purchase or Subscription Option Granting Program:

The cases of dismissal of participants shall be treated as follows:

(a) Dismissal of the participant with cause or by his or her request:

- Non-vested options will be canceled.

- Vested options, but which have not yet been exercised, cannot be exercised, and will be canceled.

(b) Dismissal without cause:

- Non-vested will be proportionally reduced. Calculation will be made considering the period of the date of granting and the date of dismissal, in relation to the vesting term of the options. Such proportional non-vested options will become vested options on the date in which they would be exercisable pursuant to the 2015 Program and such vested options can be exercised within ninety (90) days of the date of dismissal or within ninety (90) days from the date of the term of a blocking period, in case the dismissal occurs during a period of in which the negotiation of shares is blocked.

- Vested options, but which have not yet been exercised, can be exercised within thirty (30) days from the dismissal or within thirty (30) days from the date of the term of a blocking period, in case the dismissal occurs during a period of in which the negotiation of shares is blocked.

(c) Dismissal immediately after retirement for time of service and/or age:

- Non-vested will be proportionally reduced. Calculation will be made considering the period of the date of granting and the date of dismissal, in relation to the vesting term of the options. Such proportional non-vested options will become vested options on the date in which they would be exercisable pursuant to the 2015 Program and such vested options can be exercised within ninety (90) days of the date of dismissal or within ninety (90) days from the date of the term of a blocking period, in case the dismissal occurs during a period of in which the negotiation of shares is blocked. This condition is subject to the granting by the National Social Security Institute - INSS of the retirement request made by the participant, or upon the granting of an equivalent provision if Participant does not reside in Brazil.

- Vested options, but which have not yet been exercised, can be exercised within ninety (90) days or within ninety (90) days from the date of the term of a blocking period, in case the dismissal occurs during a period of in which the negotiation of shares is blocked. The exercise by dismissal immediately after retirement for time of service or age is conditioned upon the granting by the National Social Security Institute - INSS of the retirement request made by the participant, or upon the granting of an equivalent provision if participant does not reside in Brazil.

(d) Dismissal due to permanent disability:

- Non-vested options and vested options, but which have not yet been exercised, can be exercised within one hundred and eighty (180) days from the termination of the employment agreement due to the granting of retirement due to permanent disability, by the participant or his or her legal representative (guardian), upon the presentation to the Company of the relevant proof of granting of retirement due to permanent disability issued by INSS - National Social Security Institute, or a similar document in case the participant does not reside in Brazil, and consequent termination of the employment agreement.

(e) Dismissal due to death of the Participant:

- Non-vested options and vested options, but which have not yet been exercised, can be exercised after the death of the participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have been started within six (6) months from the date of the participant’s death.

2015 Restricted Shares Program

Except as provided for below, in the events of dismissal of the participant with cause or by his or her request, the restricted shares not fully acquired will be automatically cancelled, by operation of law. The Board of Directors may, if it deems relevant, resolve differently from what is provided in the program in relation to one or more participants.

In case of Dismissal based on granting of retirement due to permanent disability, the Restricted Shares Not Fully Acquired can be fully acquired by the Participant or his or her legal representative (guardian) within one hundred and eighty (180) days from the termination of the employment agreement. In such case, the relevant proof of granting of retirement due to permanent disability issued by INSS - National Social Security Institute, or a similar document in case the Participant does not reside in Brazil, must be presented to the Company. The Board of Directors may, at its exclusive discretion, extend the term mentioned above.

In case of Dismissal due to the death of the Participant, the Restricted Shares Not Fully Acquired can be fully acquired after the death of the Participant, upon the presentation to the Company of the appropriate documentation of the Participant’s probate, within one hundred and eighty (180) days from the appointment of the executor by the court, provided that the probate proceedings have started within six (6) months from the date of the Participant’s death, regardless of the term established in the program. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

In the events of Dismissal of Participant without cause and Dismissal immediately after retirement for time of service and/or age, the Restricted Shares Not Fully Acquired will be proportionally reduced, based on the period comprehended between the Date of Granting and the date of Dismissal in relation to the terms provided for in the program. Such Restricted Shares Not Fully Acquired will become fully acquired on the date when they would become exercisable pursuant to the program and can be exercised within ninety (90) days or within ninety (90) days from the date of the term of a blocking period, in case the dismissal occurs during a period of in which the negotiation of shares is blocked.

2017 Restricted Shares Program

In the event of Dismissal of Participant with cause, the Restricted Shares Not Fully Acquired will be automatically cancelled, by operation of law, regardless of previous notice or notification, and with no entitlement to any indemnification.

In the event of Dismissal of Participant without cause, or by initiative of Participant himself/herself due to cause motivated by the Company:

(i) any Restricted Shares that have been specifically granted to a Participant as a part of the incentive package related to his/her hiring by the Company (sign-on incentives) will be fully acquired by Participant; and

(ii) any Restricted Shares that have been granted by the Company to Participant in addition to the Restricted Shares provided for in item (i) above will be proportionally calculated and transferred to the Participant proportionally, considering the Date of Granting and the date of Dismissal of Participant.

The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

2015 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration

The cases of Dismissal of Participants shall be treated as follows:

(a) Dismissal of the Participant with cause or by his or her request:

- Non-vested and Vested Options which have not yet been exercised, will be canceled.

(b) Dismissal of the Participant without cause before the third anniversary of the Date of Granting:

- Options will be canceled.

(c) Dismissal of the Participant without just cause after the third anniversary of the Date of Granting:

The Board of Directors may, at its sole discretion, determine that the Participant can retain part of his or her Options and in such case, the conditions shall be determined by the Board of Directors.

(d) Dismissal immediately after retirement for time of service and/or age:

- Non-vested Options will be canceled.

- Vested Options, but which have not yet been exercised, can be exercised within ninety (90) days from the Dismissal or within ninety (90) days from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. Such ninety (90) days period is counted from the date of granting by the National Social Security Institute - INSS of the retirement request made by the Participant, or upon the granting of equivalent provision if Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

(e) Dismissal due to permanent disability:

- Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised within at most one hundred and eighty (180) days from the Dismissal or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares. The one hundred and eighty (180)-day term is counted from the date of issuance by the National Social Security Institute - INSS of the relevant proof of granting of retirement due to permanent disability presented to the Company by the Participant or by his or her legal representative, or the issuance of a similar document, in case the Participant does not reside in Brazil. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

(f) Dismissal due to death:

-Non-Vested Options and Vested Options, but which have not yet been exercised, can be exercised after the death of the Participant within up to one hundred and eighty (180) days from the appointment of the executor by the Court, provided that the probate proceedings have been started within six months from the date of the Participant’s death. The Board of Directors may, at its exclusive discretion, extend the terms mentioned above.

In the events provided for in items (b) and (c) above, the Non-Vested Options will be proportionally reduced, based on the period from the Date of Granting and the Date of Dismissal in relation to the Vesting Term of the Options. Such Non-Vested Options will become Vested Options on the date when they would become exercisable pursuant to the program and can be exercised within at most ninety (90) days or from the date when the blocked period ends, if the Dismissal occurs during a period blocked for negotiation of the Shares.

2015 Shares Purchase or Subscription Option Granting Program for Strategy Acceleration

In the event of Dismissal of Participant with cause the Non-Vested Options will be canceled, and the Vested Options, but which have not yet been exercised, cannot be exercised, and will be canceled.

In the event of Dismissal of Participant without cause, or by initiative of Participant himself/herself due to cause motivated by the Company:

(i)       Any Options that have been specifically granted to Participant as a part of incentive packages for his/her contracting by the Company (sign-on incentives), whether they are Vested or Non-Vested, will become exercisable by Participant in full for a term of one (1) year counted as from the Date of Dismissal; and

(ii)       any Options that have been granted by the Company to Participant in addition to the Options provided for in item (i) above and which still are Non-Vested Options on the Date of Dismissal will have the following treatment: (a) one-third (1/3) of the Non-Vested Options granted in the year prior to the Date of Dismissal, (b) two-thirds (2/3) of the Non-Vested Options granted in the second year prior to the Date of Dismissal, and (c) three-thirds (3/3) of the Non-Vested Options granted in the third and fourth years prior to the Date of Dismissal will become exercisable by Participant in full for a term of one (1) year counted as from the Date of Dismissal.

The Board of Directors may, if it deems relevant, resolve differently from what is herein provided for in relation to one or more participants, under the program.

Long-Term Incentive Program and Co-Investment Program

If there is a Dismissal before the Regular Vesting Date of a Granting due to:

(a)       Death of Participant.

(b)       Illness or disability of Participant (evidenced as the Board may deem satisfactory).

(c)       Retirement of Participant:

(i)       At the age of contractual retirement or when achieving eligibility for retirement for time of service (in both cases, only if such concepts are applicable in accordance with the local laws); or

(ii)       Otherwise, by the approval of the Board, at its discretion.

(d)       Redundancy of Participant (such redundancy as part of a redundancy program that results in the redundancy of nine or more employees and/or managers as deemed satisfactory by the Board, and if such concept is applicable under the terms of the relevant local laws).

(e)       The connection or the office of Participant is or with a entity that is no longer part of Natura &Co Group or that relates to a business or part of a business transferred or sold to another company which is not part of of the Company’s Group: or

(f)       In any other circumstances where the Board determines that this Rule should be applied in relation to the Granting, then, subject to the Regular Date of Vesting and other occasional restrictions, such Granting will be exercisable on the Regular Date of Vesting, except if there is a reason for dismissal for death (or another one, at the discretion of the Board), when such Granting will be exercisable on the Anticipated Vesting Date. Unless otherwise established by the Board, the Grants will be subject to a proportional reduction in the stipulated number of Shares, based on the period beginning on the Date of Granting and ending on the Date of Dismissal related to the Regular Vesting Period of the Tranche.

For Grants to be made in 2020 in the Long-Term Incentive Program and the Co-Investment Program, in the event of a Participant's Dismissal within six months from the Date of Grant, the proportional reduction rule in the previous paragraph will not apply, so that, unless otherwise determined by the Board, all Participant Matching Grants will expire.

13.5 – Share-based Variable Compensation

13.5 - Regarding the share-based compensation recognized in the results of the last 3 fiscal years and that estimated for the current fiscal year, of the Board of Directors and the Statutory Officers, prepare a table with the following content:

Amounts estimated for the 2022 fiscal year.

The table below refers to the estimate of grants to be made in 2022.

Share Call Option Plan

SHARE-BASED COMPENSATION - STOCK OPTIONS - ESTIMATED FOR THE FISCAL YEAR TO END ON December 31, 2022
	Board of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding options at the beginning of the fiscal year	6,150,000	2,488,726
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year (*)	-	-
(d) Options expired during the fiscal year (*)	-	-
(e) Options to be granted during the fiscal year (**)	-	-
Potential dilution in case of exercise of all options granted	0.45%	0.18%

(*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2022, considering the variation presented in the last years.

(**) Estimated based on the granted last year, may change.

Restricted Shares / Conditioned Grants

COMPENSATION BASED ON RESTRICTED SHARES - ESTIMATED FOR THE FISCAL YEAR TO END ON December 31, 2022
	Board Of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	13	5
Weighted average price of exercise
(a) Outstanding restricted Shares at the beginning of the fiscal year	1,671,830	150,428
(b) Restricted shares lost during the fiscal year	-	-
(c) Restricted shares exercised during the fiscal year (*)	-	-
(d) Restricted shares expired during the fiscal year (*)	-	-
(e) Restricted shares to be granted during the fiscal year	928,830	68,876
Potential dilution in case of exercise of all restricted shares granted	-	-

(*) In relation to the grants lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2022, considering the variation presented in the last years.

Performance Shares

COMPENSATION BASED ON PERFORMANCE SHARES - FISCAL YEAR TO END ON December 31, 2022
	Board Of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding Performance Shares at the beginning of the fiscal year	1,100,154	150,799
(b) Performance shares lost during the fiscal year	-	-
(c) Performance shares exercised during the fiscal year (*)	-	-
(d) Performance shares expired during the fiscal year (*)	-	-
(e) Performance shares to be granted during the fiscal year	505,864	89,707
Potential dilution in case of exercise of all Performance shares granted	0.12%	0.02%

(*) In relation to the options lost and exercised, it is not possible to make an estimate regarding the fiscal year that will end on December 31, 2022, considering the variation presented in the last years.

Amounts for the 2021 fiscal year.

The table below refers to the grants that were made in the fiscal year ended on December 31, 2021.

Share Call Option Plan

SHARE-BASED COMPENSATION – STOCK OPTIONS - FISCAL YEAR TO END ON December 31, 2021
	Board of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding options at the beginning of the fiscal year	5,700,000	891,342
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year (*)	-	102,616
(d) Options expired during the fiscal year (*)	-	-
(e) Options to be granted during the fiscal year	450,000	1,700,000
Potential dilution in case of exercise of all options granted	0.45%	0.18%

Restricted Shares / Conditioned Grants

COMPENSATION BASED ON RESTRICTED SHARES - FISCAL YEAR TO END ON December 31, 2021
	Board Of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	13	5
Weighted average price of exercise
(a) Outstanding restricted Shares at the beginning of the fiscal year	1,266,324	191,001
(b) Restricted shares lost during the fiscal year	-	-
(c) Restricted shares exercised during the fiscal year (*)	523,324	75,340
(d) Restricted shares expired during the fiscal year (*)	-	40,620
(e) Restricted shares to be granted during the fiscal year	928,830	75,387
Potential dilution in case of exercise of all restricted shares granted	-	-

Performance Shares

COMPENSATION BASED ON PERFORMANCE SHARES - FISCAL YEAR TO END ON December 31, 2021
	Board Of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding Performance Shares at the beginning of the fiscal year	594,290	61,092
(b) Performance shares lost during the fiscal year	-	-
(c) Performance shares exercised during the fiscal year (*)	-	-
(d) Performance shares expired during the fiscal year (*)	-	-
(e) Performance shares to be granted during the fiscal year	505,864	93,466
Potential dilution in case of exercise of all Performance shares granted	0.08%	0.01%

Amounts for the 2020 fiscal year.

The table below refers to the grants that were made in the fiscal year ended on December 31, 2020.

Share Call Option Plan

SHARE-BASED COMPENSATION – STOCK OPTIONS - FISCAL YEAR TO END ON December 31, 2020
	Board of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding options at the beginning of the fiscal year	5,700,000	1,254,084
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	362,742
(d) Options expired during the fiscal year	-	-
(e) Options to be granted during the fiscal year	0	0
Potential dilution in case of exercise of all options granted	0.52%	0.10%

Restricted Shares / Conditioned Grants

COMPENSATION BASED ON RESTRICTED SHARES - FISCAL YEAR TO END ON December 31, 2020
	Board Of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding restricted Shares at the beginning of the fiscal year	705,052	186,010
(b) Restricted shares lost during the fiscal year	-	-
(c) Restricted shares exercised during the fiscal year	319,236	81,996
(d) Restricted shares expired during the fiscal year	-	-
(e) Restricted shares to be granted during the fiscal year	880,508	86,987
Potential dilution in case of exercise of all restricted shares granted	0.06%	0.01%

Performance Shares

COMPENSATION BASED ON PERFORMANCE SHARES - FISCAL YEAR TO END ON December 31, 2020
	Board Of Directors	Statutory Officers
Total number of members	13	6
Number of compensated members	1	5
Weighted average price of exercise
(a) Outstanding Performance Shares at the beginning of the fiscal year	-	-
(b) Performance shares lost during the fiscal year	-	-
(c) Performance shares exercised during the fiscal year	-	-
(d) Performance shares expired during the fiscal year	-	-
(e) Performance shares to be granted during the fiscal year	594,290	61,092
Potential dilution in case of exercise of all Performance shares granted	0.04%	0.00%

Amounts for the 2019 fiscal year.

Please note that the Company did not pay any compensation to the Board of Directors, Statutory Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.6 – Outstanding options

13.6 - Regarding outstanding options of the Board of Directors and of the Statutory Officers at the end of the last fiscal year, prepare a table with the following content

Amounts related to 2021

Considers only plans with unvested shares / options.

Statutory Officers
Total Number of members	6.0
Number of compensated members	3.0	3.0	1.0	3.0
In relation to the Options	2018 Plan	2019 Plan	2021 Plan	2021 Plan (Exceptional)
Quantity - Unvested Options	58,992	89,262	1,100,000	600,000
Date when they have or will become exercisable	March 12, 2022	March 20, 2022 March 20, 2023	March 31, 2025 March 31, 2026	December 17, 2024 December 17, 2025
Maximum term for exercise of the Options	March 12, 2026	March 20, 2027	March 31, 2031	December 17, 2031
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Weighted average price of exercise	16.83	23.41	48.98	27.28
Fair Option value on the date of grant	8.21	11.77	29.45	17.87
Fair value of total Options on the last day of the fiscal year	484,324	1,050,614	32,395,000	10,722,000
Exercisable quantity	-	-	-	-
Quantity - Exercisable Options	92,888	30,426	0	0
Date when they have or will become exercisable	N/A	N/A	N/A	N/A
Maximum term for exercise of the Options	March 12, 2026	March 20, 2027	N/A	N/A
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Weighted average price of exercise	16.83	23.41	N/A	N/A
Fair Option value on the date of grant	8.21	11.77	N/A	N/A
Fair value of total Options on the last day of the fiscal year	N/A	N/A	N/A	N/A

Board of Directors
Number of members		13.0
Number of compensated members	1.0	1.0	1.0	1.0
In relation to the Options	2017 Plan	2018 Plan	2019 Plan	2021 Plan
Quantity - Unvested Options	950,000	1,900,000	1,900,000	450,000
Date when they have or will become exercisable	July 31, 2022	March 12, 2022 March 12, 2023	March 20, 2023 March 20, 2024	December 17, 2024 December 17, 2025
Maximum term for exercise of the Options	July 31, 2025	March 12, 2026	March 20, 2027	December 17, 2031
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Weighted average price of exercise	12.04	16.83	23.41	27.28
Fair Option value on the date of grant	9.67	8.27	11.61	17.87
Fair value of total Options on the last day of the fiscal year	9,186,500	15,713,000	22,059,000	8,041,500
Exercisable quantity	-	-	-	-
Quantity - Exercisable Options	950,000	0	0	0
Date when they have or will become exercisable	N/A	N/A	N/A	N/A
Maximum term for exercise of the Options	July 31, 2025	N/A	N/A	N/A
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Weighted average price of exercise	12.04	N/A	N/A	N/A
Fair Option value on the date of grant	N/A	N/A	N/A	N/A
Fair value of total Options on the last day of the fiscal year	N/A	N/A	N/A	N/A

Statutory Officers
Number of members	6.0
Number of compensated members	3.0	4.0	4.0	4.0
In relation to the restricted shares	2018 Plan - Restricted shares	2019 Plan - Restricted shares	2020 Plan - Restricted shares	2021 Plan - Restricted shares
Quantity – Unvested Shares	11,676	34,672	40,501	63,579
Date when they have or will become vested	March 12, 2022	March 20, 2022 March 20, 2023	March 27, 2022 March 27, 2023	March 31, 2022 March 31, 2023 March 31, 2024
Maximum term for exercise of the Options	N/A	N/A	N/A	N/A
Lock-up period for transfer of shares	N/A	N/A	N/A	N/A
Weighted average price of exercise	-	-	-	-
Fair share value on the date of grant	16.32	22.93	29.00	48.13
Fair value of total Shares on the last day of the fiscal year	190,552.3	795,028.9	1,174,529	3.060,057.3
Quantity – Exercisable Shares	-	-	-	-
Date when they have or will become exercisable	-	-	-	-
Maximum term for exercise of the Options	-	-	-	-
Lock-up period for transfer of shares	-	-	-	-
Weighted average price of exercise	-	-	-	-
Fair Share value on the date of grant	-	-	-	-
Fair value of total Share on the last day of the fiscal year	-	-	-	-

Board of Directors
Number of members	13.0
Number of compensated members	1.0	1.0	13.0
In relation to the restricted shares	2019 Plan - Restricted shares	2020 Plan - Restricted shares	2021 Plan - Restricted shares
Quantity	155,996	587,004	928,830
Date when they have or will become vested	March 20, 2022	March 27, 2022 March 27, 2023	March 31, 2022 March 31, 2023 March 31, 2024
Maximum term for exercise of the Options	N/A	N/A	N/A
Lock-up period for transfer of shares	N/A	N/A	N/A
Weighted average price of exercise	-	-	-
Fair Share value on the date of grant	22.93	29.00	48.13
Fair Value of total Shares on the last day of the fiscal year	3,576,988.3	17,023,116	44,704,587.9
Quantity – Exercisable Shares	-	-	-
Date when they have or will become exercisable	-	-	-
Maximum term for exercise of the Options	-	-	-
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	-	-	-
Fair Share value on the date of grant	-	-	-
Fair value of total Share on the last day of the fiscal year	-	-	-

Statutory Officers
Number of members	6.0
Number of compensated members	5.0	6.0	-
In relation to the LTIP	2020 Plan - Performance	2021 Plan – Performance	-
Quantity	61,092	93,466	-
Date when they have or will become vested	March 27, 2023	March 31, 2024	-
Maximum term for exercise of the Options	N/A	N/A	-
Lock-up period for transfer of shares	12 months	12 months	-
Weighted average price of exercise	-	-	-
Fair Share value on the date of grant	56.86	47.73	-
Fair Value of total Shares on the last day of the fiscal year	3,473,691	4,461,132.2	-
Quantity – Exercisable Shares	-	-	-
Date when they have or will become exercisable	-	-	-
Maximum term for exercise of the Options	-	-	-
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	-	-	-
Fair Share value on the date of grant	-	-	-
Fair value of total Share on the last day of the fiscal year**	-	-	-

(*) Not applied to all statutory officers.

(**) The award quantities are presented assuming the performance conditions are met at target.

Board of Directors
Number of members	13.0
Number of compensated members	1.0	1.0	-
In relation to the LTIP	2020 Plan - Performance	2021 Plan – Performance	-
Quantity	594,290	505,864	-
Date when they have or will become vested	March 27, 2023	March 31, 2024	-
Maximum term for exercise of the Options	N/A	N/A	-
Lock-up period for transfer of shares	12 months	12 months	-
Weighted average price of exercise	-	-	-
Fair Share value on the date of grant	56.86	47.51	-
Fair Value of total Shares on the last day of the fiscal year*	33,791,329.4	24,033,598.6	-
Quantity – Exercisable Shares	-	-	-
Date when they have or will become exercisable	-	-	-
Maximum term for exercise of the Options	-	-	-
Lock-up period for transfer of shares	-	-	-
Weighted average price of exercise	-	-	-
Fair Share value on the date of grant	-	-	-
Fair value of total Share on the last day of the fiscal year	-	-	-

(**) The award quantities are presented assuming the performance conditions are met at target

Please note that the Company did not pay any compensation to the Board of Directors, Statutory Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.7 – Exercised options and delivered shares

13.7 - Regarding the exercised options and delivered shares related to the share-based compensation of the Board of Directors and of the Statutory Officers over the last 3 fiscal years, prepare a table with the following content

Amounts 2021 fiscal year

Considers only plans with unvested shares / options.

Statutory Officers
Number of members*	5
Regarding the restricted shares delivered	“AR2018” Plan	“AR2019” Plan	“CIP2020” Plan
Shares delivered	13,003	22.998	28,997
Weighted average purchase price	48.86	51.53	47.52

Board of Directors
Number of members*	1
Regarding the restricted shares delivered	“AR2018” Plan	“AR2019” Plan	“CIP2020” Plan
Shares delivered	73,872	155,972	293,504
Weighted average purchase price	48.86	51.53	47.52

Statutory Officers
Number of members*	2
Regarding the options exercised	2018 Plan	2019 Plan	-
Number of options exercised	17,048	85,568	-
Exercise value	16.83	23.41	-
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	32.37	28.10	-

Amounts 2020 fiscal year

Statutory Officers
Number of members*	5
Regarding the restricted shares delivered	“AR2016” Plan	“AR2017” Plan	“AR2018” Plan
Shares delivered	8,672	11,662	61,662
Weighted average purchase price	25,00	38,78	32,89

Board of Directors
Number of members*	1
Regarding the restricted shares delivered	“AR2017” Plan	“AR2018” Plan
Shares delivered	89,416	73,872
Weighted average purchase price	47,04	32,89

Board officers
Number of members*	3
Regarding the options exercised	2013 Plan	Strategic Acceleration Plan 2016	2018 Plan
Number of options exercised	71,676	220,000	8,000
Exercise value	37,64	11,28	16,83
Total value of the difference between the exercise value and the market value of the shares related to the options exercised	10,48	32,37	33,65

Please note that the Company did not pay any compensation to the Board of Directors, Statutory Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.8 – Share/Option pricing

13.8 - Summary description of the information required to understand the data stated in items 13.5 through 13.7, as well as an explanation of the share and option pricing method.

2021 Restricted Shares, Performance Shares and Share Options
	Board of Directors	Statutory Officers
a) pricing model	Stochastic, Black-Scholes, Finnerty	Stochastic, Black-Scholes, Finnerty
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.

Share price: USD* 16.99, BRL 48.14, USD 9.71

Exercise price: USD 0.00, BRL 0.01, USD 16.99, USD 9.7

Expected term: 1 to 7 years

Risk-free interest rate: 0.07% to 7.84%

Expected dividend yield: 0%

Expected volatility: 39.55% to 58.71%

Share price: BRL 48.14, BRL 27.96, USD 16.99, USD 9.7

Exercise price: BRL 0.01, USD 0.00, USD 16.99, USD 17.36, BRL 27.28, USD 9.7, BRL 48.14

Expected term: 1 to 7.5 years

Risk-free interest rate: 0.34% to 10.94%

Expected dividend yield: 0%

Expected volatility: 39.55% to 50.41%

c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.

Period of time commensurate with the remainder of the performance period immediately prior to the date of grant; period of time commensurate with the expected award term immediately prior to the date of grant; period of time commensurate with the holding period immediately prior to the date of grant.

Period of time commensurate with the remainder of the performance period immediately prior to the date of grant; period of time commensurate with the expected award term immediately prior to the date of grant; period of time commensurate with the holding period immediately prior to the date of grant.

*USD values relate to awards settled in ADRs as opposed to B3 shares.

2020 Restricted Shares, Performance Shares and Strategy Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	Stochastic, Black-Scholes; Binomial	Stochastic, Black-Scholes; Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%.	Volatility of approximately 49%; Dividend yield of 0.00%; Risk-free interest rate of 4.83% up to 6.03%
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 820 days.	Standard deviation of the last 820 days.

2019 Options, Restricted Shares and Strategy Acceleration Plan

	Board of Directors	Statutory Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%.	Volatility of approximately 38%; Dividend yield of 1.17%; Risk-free interest rate of 6.41% up to 8.78%
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.
2018 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	Binomial	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	Volatility of approximately 39%; Dividend yield of 2.31%; Risk-free interest rate of 6.17% up to 8.74%.	Volatility of approximately 39%; Dividend yield of 2.31%; Risk-free interest rate of 7.38% up to 8.71%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	Standard deviation of the last 740 days.	Standard deviation of the last 740 days.

2017 Options, Restricted Shares and Strategy Acceleration Plan
	Board of Directors	Statutory Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 41.9%; Dividend yield of 3.3%; Risk-free interest rate of 9.4 up to 9.6%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value.	N/A	N/A
2016 Restricted Shares and Options Plan
	Board of Directors	Statutory Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 37.2%; Dividend yield of 3.4%; Risk-free interest rate of 12.9 up to 13.2%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value.	N/A	N/A

Strategy Acceleration Program
	Board of Directors	Statutory Officers
a) pricing model	N/A	Binomial
b) data and assumptions used in the pricing model, including average weighted price of the shares, exercise price, expected volatility, expected life of the option, expected dividends and the risk-free interest rate.	N/A	Volatility of approximately 39.4%; Dividend yield of 4.6%; Risk-free interest rate of 11.5 up to 12.1%.
c) method used and assumptions made to incorporate the expected effects of early exercise.	N/A	N/A
d) method of determination of the expected volatility.	N/A	Standard deviation of the last 740 days.
e) if any other characteristic of the option were incorporated in the calculation of its fair value.	N/A	N/A

13.9 – Interests held per body

13.9 - State the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units issued by issuer, its direct or indirect controlling shareholders, subsidiaries, or companies under common control, by members of the board of directors, Statutory Officers or Fiscal Council, grouped per body

Body	Common Shares
Board of Directors	1,211,232
Statutory Officers	630,633
Fiscal Council	0

13.10 - Information Regarding the Social Security Plans Granted to the Members of the Board of Directors and to the Statutory Officers

	Board of Directors	Statutory Officers
Total number of members	12,75	6
Number of compensated members	0	3
Plan name	-	Itaú Vida e Previdência S.A.
Number of managers who are able to retire	-	0
Conditions to retire early	-	N/A
Updated accumulated value of contributions accumulated up to the end of the last fiscal year, discounting the portion related to contributions made directly by the administrators.	-	108.7
Total accumulated value of the contributions made during the last fiscal year, less the portion related to contributions made directly by the administrators	-	520.1
Possibility of early redemption and conditions (**)	-	Yes; however, on the part of the company, only with the termination of the employee and after 5 years of contribution to the plan

(*) 60 years of age having ended the employment relationship with Company.

(**) Redemption of the total or partial portability of the accumulated balance may be made at any time, referring to the employee's contributions, respecting the 60-day grace period from the date of adhesion to the benefit or 60-day interval from the last redemption. When redeeming porting total or partial contributions, the employee loses the proportional value of the company / matching

13.11 – Maximum, minimum, and average individual compensation of the Board of Directors, of the Board of Officers and of the Fiscal Council

Total compensation for the year ended – December 31, 2021 – Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council
Total members	12,75	6,00	1,00
Number of compensated members	12,75	5,00	1,00
Highest compensation value (Reais)	73,415.2	6,715.1	39.1
Lowest compensation value (Reais)*	752.2	1,806.0	39.1
Average compensation value (Reais)	6,586.7	5,110.0	39.1

Total compensation for the year ended – December 31, 2020 – Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council
Total members	12,17	4,67	3
Number of compensated members	12,17	4,00	3
Highest compensation value (Reais)	66,170.8	5,694.2	140.7
Lowest compensation value (Reais)*	1,227.1	1,392.4	140.7
Average compensation value (Reais)	6,301.5	3,745.3	140.7

*For the value of the lowest individual annual compensation, members who have not exercised at least 12 months in the function were disregarded.

Please note that the Company did not pay any compensation to the Board of Directors, Statutory Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement

Within the scope of its activity, and based on market practice, the Company negotiates confidentiality and non-compete agreements with members of its management in case of dismissals. Such agreements establish the compensation to the Managers for the assumed non-competition and confidentiality obligations.

The Company has executed a Directors and Officers Civil Liability Insurance (D&O). For further information on their terms, see item 12.11 of this Reference Form.

As provided for in its Bylaws, the Company shall indemnify and hold their managers, committee members and other employees that hold management positions or roles harmless, in case of any damage or loss incurred in view of the regular exercise of their duties in the Group. The indemnification will not apply in case (i) of acts practiced outside the exercise of their powers and duties; (ii) of bad faith, willful misconduct, gross negligence or fraud; (iii) of acts practiced in their own interest or in the interest of third parties to the detriment of the Group’s corporate interest; (iv) of indemnifications arising from corporate proceedings set out in article 159 of Law No. 6,404/76 or reimbursement for losses set out in article 11, 5th paragraph, II of Law No. 6,385, of December 7, 1976; and (v) the beneficiary is indemnified under the terms of the D&O Insurance, mentioned above, among other events. The indemnification agreement template to be used by the Group is available on https://ri.naturaeco.com/en/.

Finally, under the terms of the share-based compensation programs of the Company, in the events of dismissal or retirement, managers may retain a portion, or all rights granted, according to the rules applicable to each program and referred to in item 13.4 of this Reference Form.

13.13 – Percentage of the total compensation held by managers and Fiscal Council members related to the controlling shareholders

13.13 - As for the last three fiscal years, state the percentage of the total compensation of each body as recognized in the issuer’s results related to members of the Board of Directors, of the Statutory Officers or of the Fiscal Council who are related to the direct or indirect controlling shareholders, as defined in the accounting rules dealing with this issue

Amounts for the 2021 fiscal year.

	Board of Directors	Statutory Officers	Fiscal Council
% of the total compensation	3,0%	0%	0%

Amounts for the 2020 fiscal year.

	Board of Directors	Statutory Officers	Fiscal Council
% of the total compensation	5,0%	0%	0%.

Please note that the Company did not pay any compensation to the Board of Directors, Statutory Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.14 – Managers’ and Fiscal Council Members’ compensation, grouped per body, received for any reason other than their positions

13.14 - As for the last three fiscal years, state the amounts recognized in the issuer’s results as compensation of members of the Board of Directors, of the Statutory Officers or of the Fiscal Council, grouped per body, for reasons other than their positions, e.g., commissions and advisory or consulting services rendered

The Company established subcommittees with direct report to one of the advisory Committees to further the discussion of matters and develops its business strategies, as follow:

•	Audit Committee:

o	Finance Subcommittee

o	Information Security & Remediation Subcommittee

o	Internal Audit Subcommittee

o	Tax & Legal Subcommittee

•	Strategy Committee

o	Asia Subcommittee

The Company and its subsidiaries also have Networks of Excellence (NEx) to leverage the group's knowledge and collaboration globally, collecting and discussing insights, sharing knowledge and best practices in strategic areas.

In addition to their fixed compensation, the Directors participating in subcommittees or Networks of Excellence receive additional fixed compensation, paid in twelve monthly installments, considering their role – committee/NEx leadership or a regular member.

The total amount is below:

Amounts for the 2021 fiscal year (*).

	Board of Directors	Statutory Officers	Fiscal Council
Statutory committees and other committees linked to the Board of Directors	0	0	0
Other internal committees	252,610.1	0	0

(*) Please note that these amounts are not included at global compensation to be voted at the Annual Shareholders’ Meeting to be held on April 2022.

Please note that the Company did not pay any compensation to the Board of Directors, Statutory Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019 and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.15 - Managers’ and Fiscal Council Members’ Compensation Recognized in the Result of Direct or Indirect Controlling Shareholders of Companies Under Common Control with and Companies Controlled by Issuer

Fiscal Year 2021 - Compensation received due to the position held in the issuer

Body	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	0	6,715.1	0	6,715.1
Companies under common control	0	0	0	0

Fiscal Year 2020 - Compensation received due to the position held in the issuer

Body	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2019 - Compensation received due to the position held in the issuer

Body	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	0	0	0	0
Companies under common control	0	0	0	0

Fiscal year 2021 - other compensations received

Body	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	0	10,054.3	0	10,054.3
Companies under common control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Board of Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A., as mentioned in item 13.1.b.v above. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

Fiscal year 2020 - other compensations received

Body	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	0	10,405.3	0	10,405.3
Companies under common control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Board of Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A., as mentioned in item 13.1.b.v above. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

Fiscal year 2019 – other compensations received

Body	Board	Statutory Officers	Fiscal Council	TOTAL
Direct and indirect controlling shareholders	0	0	0	0
Issuer’s subsidiaries	26,706.8	7,733.7	0	31,440.4
Companies under common control	0	0	0	0

In the table above, the compensation amount refers to the compensation paid one Board of Officer member of the Company, who receives for the position held in the issuer’s subsidiary, Natura Cosméticos S.A., as mentioned in item 13.1.b.v above. The amount includes Fixed Compensation, Variable Compensation and benefits, as well as the charges related to such compensation.

Please note that the Company did not pay any compensation to the Board of Directors, Board of Officers and non-statutory officers’ members in the fiscal year ended December 31, 2019, given that the Company was incorporated on January 21, 2019, and as per approved at the Company’s General Meeting held on July 17, 2019, no compensation would be due by the Company to such members during the fiscal year ended in 2019. The compensation of these members was paid by Natura Cosméticos S.A. For further reference to compensation regarding the fiscal year ended December 31, 2019, please refer to the Natura Cosméticos S.A. Reference Form.

13.16 - Other relevant information

1)	Company’s Global Compensation:

At the Company´s general annual shareholders meeting held on April 30, 2021 (“2021 AGM”), the shareholders approved the global compensation of the Board of Directors and Statutory Officers for the period between May 2021 and April 2022, in the total amount of up to R$104,585,615.40. This amount was exceeded by R$ 5,370,482,59, mainly due to costs incurred in the transition of Statutory Officers in 2021.

Thus, the Board of Directors submitted to its shareholders, for approval at the 2022 general annual shareholders meeting, the rectification of global compensation amount approved at the 2021 AGM, in an amount equivalent to R$109,956,097.99.

In support of the management proposal for adjustment of the global compensation paid to the Board of Directors and Statutory Officers for the period between May 2021 and April 2022, please refer to the table set out in Exhibit I below, comparing:

(i)	the global compensation approved by the Company’s shareholders at the 2021 AGM for the period between May 2021 and April 2022.

(ii)	the actual amounts paid as compensation for the period between May 2021 and April 2022; and

(iii)	the proposed amount for the global compensation for the period between May 2022 and April 2023.

The global compensation paid by the Company during the period between May 2021 and April 2022, represents 0.29% of the Company’s Net Revenue of the fiscal year ended on December 31, 2021. With respect to the proposed global compensation for the period between May 2022 and April 2023, the Company expects that such percentage will remain substantially the same, when compared to the 2022 estimated[1] net revenue.

Pursuant to recent CVM´s guidelines, companies are now required to disclose management compensation amounts net of social charges borne by the employer as per Section 13.2 above.

The proposed global compensation amount for the period between May 2022 and April 2023, contained in the Company´s Management Proposal submitted for approval to the Company’s shareholders considers the new methodology (i.e., net of labor charges due by the employer), and therefore, the amount is R$115,155,770.56. (+ 4.7% vs. prior year).

_______________

[1] Estimated, aggregated, and adjusted (unaudited) information from Natura &Co Group, for information and reference purposes only.

Yearly Comparison on global compensation: (i) the global management compensation approved by the Company’s shareholders at the 2021 AGM for the period between May 2021 and April 2022; (ii) the actual amounts paid as compensation for the period between May 2021 and April 2022; and (iii) the proposed amount for the global compensation of the management for the period between May 2022 and April 2023.

EXHIBIT I

Description	Approved for the period between May 2021 and April 2022				Actual amounts paid during the period between May 2021 and April 2022				Approved x Paid (May2021 - April 2022)	Proposed Amount for the period between May 2022 and April 2023			Proposed (May 2022 - April 2023) vs (Paid May 2021 - April 2022)
	Board of Directors	Statutory Officers	Fiscal Council	Total	Board of Directors	Statutory Officers	Fiscal Council	Total	%	Board of Directors	Statutory Officers	Fiscal Council	Total	R$	%
Number of members	13	6	0	19	12.75	6	0	18.75		13	6	0	19
Number of compensated members	13	5	0	18	12.75	5	0	17.75		13	5	0	18
1. Fixed Compensation	12,771.2	5,871.4	0.0	18,642.6	12,145.6	7,791.4	0,0	19,937.0	6.9%	13,535.5	8,331.1	0.0	21,866.6	1,929.6	10%
2. Benefits	580.4	1,110.8	0.0	1,691.2	344.2	778.0	0.0	1,122.3	-33.6%	343.2	629.9	0.0	973.1	-149.2	-13%
3. Participation in Committees	879.6	0.0	0.0	879.6	866.1	0.0	0.0	866.1	-1.5%	896.7	0.0	0.0	896.7	30.6	4%
4. Bonus	10,254.8	-	0.0	10,254.8	4,917.2	-	0.0	4,917.2	-52.0%	11,029.1	-	0.0	11,029.1	6,111.8	124%
5. Profit Sharing (PLR)	-	6,313.4	0,0	6,313.4	-	3,886.6	0.0	3,886.6	-38.4%	-	8,540	0.0	8,540.1	4,653.5	120%
6. Post-Employment Benefits (cessation of the exercise in the position)	0.0	0.0	0.0	0.0	0.0	2,245.7	0.0	2,245.7	-	0.0	0.0	0.0	0.0	-2,245.7	-100%
7. Share-based Variable Compensation (6)	61.418,0	5,386.0	0.0	66,804.0	62,470.1	12,980.0	0.0	75,450.1	12.9%	58,912	12,938	0.0	71,850.2	-3,600	-5%
8. Other Payments	0.0	0.0	0.0	0.0	0.0	1,531.1	0.0	1,531.1	-	0.0	0.0	0.0	0.0	-1,531	-100%
9. Monthly Compensation Amount	7,158.7	1,556.8	0.0	8,715.5	6,728.6	2,434.4	0.0	9,163	5.1%	7,059.7	2,536.6	0.0	9,596.3	433.3	4.7%
10. Total Compensation	85,904.0	18,681.6	0.0	104,585.6	80,743.3	29,212.8	0.0	109,956.1	5.1%	84,716.5	30,439.1	0.0	115,155.8	5,199.6	4.7%

2)	Supplementary Information on item 13.11:

We note that due to the structuring and global nature of the business and its subsidiaries, and therefore its Board of Directors and Statutory Officers, the reporting of compensation data according to the Brazilian Corporations Law and under CVM Rulings may differ from other global listed companies.

We have therefore shown an additional column for the maximum, minimum and average compensation table for other compensated officers below (Non-Statutory Officers). We also highlight that Board of Directors category includes compensation for the combined role of Executive Chairman and Group CEO whose pay structure and levels reflect role specific market norms.

	Board of Directors	Statutory Officers	Fiscal Council	Non-Statutory Officers (3)
Total Members	12.75	6	1	4
Number of compensated members	12.75	5(2)	1	4
Highest compensation value (BRL)	73,415.2(1)	6,715.1	39.1	10,519.9
Lowest compensation value (BRL)	752.2	1,806.0	39.1	6,532.3
Average compensation value (BRL)	6,586.7	5,110.0	39.1	7,937,7

(1)	The highest compensation value reflects the expanded role held by the principal executive who assumes the role of Group CEO and Executive Chairman of the Board. According to CVM rules, his compensation is grouped as a Board of Officers member and not as Statutory Officer.

(2)	The compensation for the CEO of Natura &Co Latam is not included, as it is reported under Natura Cosmeticos regulatory filing.

(3)	These 4 non-statutory members are non-residents. According to the Brazilian Corporations Law in effect at the 2021 AGM, only those residents in Brazil are Statutory Officers.

This section should be read in conjunction with the company´s Corporate Governance Structure, also available to shareholders here and in conformity with reporting requirements dictated under Brazilian Corporations Law and in CVM Rulings.

Company´s Managers´ Compensation Policy was approved by the Board of Directors and is available for consultation on the Company’s investors relations website and on the CVM website (www.cvm.gov.br).

3)	Compensation differences between Reference Form and Financial Statements:

It is important to mention that the compensation information contained in this item 13 of the Reference Form differs from the rubric Key Management Personnel Compensation as disclosed in the Company's Financial Statements. The latter is reported in accordance with the standards of the Brazilian Accounting Standards Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), whereas the Reference Form is prepared pursuant to CVM rules, which requires the disclosure of compensation solely for the Board of Directors, Statutory Officers and the Fiscal Council (when installed).

* * *

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

TO BE HELD ON APRIL 20, 2022

EXHIBIT VI

Proposal for Amendment to the Bylaws and Comparative Chart

Bylaws of Natura &Co containing the proposed amendments in highlight

BYLAWS

OF

NATURA &CO HOLDING S.A.

CHAPTER I

NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is governed by these Bylaws and applicable legislation, especially Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph - With the admission of the Company to Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, the shareholders thereof, including controlling shareholders, managers and members of the fiscal council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph - The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 - The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

SHARE CAPITAL, SHARES AND SHAREHOLDERS

Article 5 - The Company’s capital stock, fully subscribed and paid up, is ~~twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais~~

~~and forty-eight cents (BRL 12,608,451,461.48)~~  twelve billion, six hundred and ninety-five million, six hundred and ninety four thousand, ninety three reais and eighty centavos (12.695.694.093,80), divided into ~~one billion, three hundred and seventy-five million, eight hundred and nineteen thousand, three hundred and four (1,375,819,304)~~ one billion, three hundred and seventy-nine million, seven hundred and thirty seven thousand, fifty five (1.379.737.055) registered common shares, with no par value.

Article 6 - The Company shall be authorized to increase its share capital, regardless of a bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, as resolved by the Board of Directors, which shall set the conditions of the issuance, including the price and term for full payment.

Paragraph 1 - Within the authorized capital limit, the Board of Directors may resolve on the issue of convertible debentures and subscription warrants, as well as the capital increase upon capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 - The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options.

Article 7 - The share capital shall be exclusively represented by common shares and each common share shall entail the right to one vote in the shareholders’ resolutions.

Article 8 - All of the Company’s shares shall be held in book-entry form, in the name of their holders, and shall be held in a trust account with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM”).

Sole Paragraph - The transfer cost of the shares may be charged directly to the shareholder by the depositary institution, as may be defined by the custody agreement, with due regard to the maximum limits set by CVM.

Article 9 - The issue of new shares, debentures convertible into shares or subscription warrants, the placement of which is carried out through sale in a stock exchange, public subscription or exchange for shares in a public offer of shares pursuant to articles 257 to 263 of Law No. 6,404/76, or, also, pursuant to special law regarding tax incentives, it may occur without the shareholders being granted a preemptive right for the subscription or with the reduction of the minimum term set forth by law for the exercise thereof.

CHAPTER III

GENERAL MEETING AND MANAGEMENT OF THE COMPANY

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 - The resolutions of the General Meeting shall be made by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation.

Paragraph 2 - The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting may be held and presided over by any of the Co-chairmen of the Board of Directors or, if absent or prevented from attending the meeting, by the Executive Chairman of the Board of Directors, or, if the Co-chairmen of the Board of Directors and the Executive Chairman of the Board of Directors are absent or prevented from attending the meeting, by the Corporate Governance Officer of the Company, or anyone appointed by either of them. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the duties set forth by law:

(i)       elect and dismiss members of the Board of Directors and of the Fiscal Council, as the case may be;

(ii)       set the global compensation of the members of the Board of Directors and of the Board of Officers, as well as that of the members of the Fiscal Council, if convened;

(iii)       approve any splitting or grouping of shares;

(iv)        approve share-based compensation programs for its managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)       resolve on the allocation of the net profits of the year and on the distribution of dividends;

(vi)       elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii)       resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and any votes cast opposing to the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 - The investiture in office shall occur through an instrument of investiture, which shall state that the individual shall be subject to the commitment clause referred to in Article 36 of these Bylaws, drafted in a proper book, and signed by the manager that was invested in office, with any management guarantee being waived.

Paragraph 2 - The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short- and long-term interests of the Company, including the interests and expectations of the shareholders, associates, suppliers, partners, clients and other creditors, of the communities in which the Company operates locally and globally, as well as the impacts on the environment.

Article 14 - The Meeting shall determine the annual global allowance for allocation among the managers and the Board of Directors shall be responsible for allocating the amount individually, in compliance with the provisions set forth in these Bylaws.

Article 15 - Any of the management bodies may validly meet with the attendance of the majority of its members and make resolutions by the vote of the majority of those in attendance.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Board of Directors, the Co-Chairman of the Board of Directors presiding the meeting shall have the casting vote regarding the resolution.

Paragraph 2 - Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 - The meetings of the management bodies may be held exceptionally by conference call, video conference, email or any other means of communication that allows for the identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 - Members who attend the meetings by conference call, video conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors shall be composed of at least nine (9) and at most thirteen (13) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

Paragraph 1 - The Board of Directors will be mostly comprised of external members. Among the members of the Board of Directors, at least, one third (1/3) shall be independent directors, according to the definition of the Novo Mercado Rules, and the determination of the individuals appointed to the board of directors as independent directors is to be resolved at the general meeting that elects them, provided that the directors elected through the option provided for in article 141, paragraphs 4 and 5, of Law No. 6,404/76, will also be deemed as independent directors in the event the Company has a controlling shareholder. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of directors, it will be rounded-up to the subsequent whole number.

Paragraph 2 - The members of the Board of Directors must have an unblemished reputation. Those who (i) hold positions in companies that may be considered competitors of the Company or (ii) have or represent conflicting interests with the Company may not be elected, except as otherwise approved by the General Meeting.

Paragraph 3 - Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 4 - A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 5 - The Board of Directors may, for a better performance of its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 17 - In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141, of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen, as well as one Executive Chairman of the Board of Directors and one Group CEO, who shall be elected by majority vote of its members, at the first meeting of the Board of Directors immediately after the investiture of such members, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Group CEO cannot be held by the same person.

Paragraph 2 - The positions of Executive Chairman of the Board of Directors and Group CEO can be held by the same person.

Paragraph 3 - The members of the Board of Directors, at the first meeting after their investiture in office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the meetings of the Board of Directors for the term of office.

Paragraph 4 - In addition to their legal attributions, the elected Co-Chairmen shall have the following attributions:

(a)       to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Group CEO;

(b)       to foster the vision of the Company in accordance with its values, identity and origin;

(c)       to maintain and develop the institutional relationships of the Company with entities and authorities with the purpose of promoting and safeguarding the interests of the Company;

(d)       to keep and promote the relationship with the shareholders of the Company;

(e)       to promote the vision, image and aspects of the independent Business Units within the Company and toward third parties;

(f)       to review and propose the compensations for the Executive Chairman of the Board of Directors and the Group CEO.

(g)       with the support of the Executive Chairman of the Board of Directors and the committees, to organize and coordinate the meeting agendas of the Company’s Board of Directors, the meeting calendars and General Meetings of the Company, call and preside over meetings of the Company’s Board of Directors, ensure that the directors receive the appropriate information for each meeting, as well as ensure the proper functioning of the body;

(h)       to set forth and monitor the process for evaluation of the Executive Chairman of the Board of Directors and the Group CEO, of other members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office;

(i)       to coordinate the preparation and updating of the plan for succession of the Group CEO; and

(j)       at least one of them shall participate and preside over the Corporate Governance Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to his legal attributions as a member of the Board of Directors, the following attributions:

(a)       to monitor the execution of the activities related to the general planning and execution of the Group’s long and short-term strategies, in accordance with the purposes and interests of the group, set by the Company’s shareholders and Board of Directors;

(b)       to propose the governance, pace and levels of interaction between the Company’s Operational Committee, the executive committees of each Business Unit, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c)       to collaborate with the Company’s Board of Directors in the inspection of each Business Unit;

(d)       to support the Co-Chairmen of the Board of Directors in the organization and coordination of the meeting agendas of the Company’s Board of Directors, the schedules of the Company’s meetings and General Meetings, call the meetings of the Company’s Board of Directors, and ensure that the directors receive the appropriate information for each meeting, and ensure the proper functioning of the body; and

(e)       to support the Co-Chairmen of the Board of Directors in the process for evaluation of the members of the Company’s Board of Directors, individually, and of the Board of Directors itself, as well as its committees, as full boards, and the governance office.

Paragraph 6 - The Group CEO shall have, in addition to the legal attributions as a member of the Board of Directors, the following duties as main executive of the business group constituted by the Company and its subsidiaries, controlled companies and affiliates (“Group”):

(a)       to preside over the Operational Committee of the Group and coordinate the action of the officers of the Company and its subsidiaries, controlled companies and affiliates, keeping each Business Unit with their own executive committees and offices;

(b)       to foster collaboration and synergy between the management of each Business Unit, referring the questions to the Board of Directors of the Company and the respective committees;

(c)       to propose to the Board of Directors of the Company, over time, the attributions and duties dedicated to the Company and Business Units; and

(d)       to make recommendations to the Company’s Board of Directors and the Board of Officers regarding the management of the Group, from an outcome point of view, including resource allocations between business units, talent management and cash flow, to ensure that the management is aligned with the objectives and interests approved by the Board of Directors and the shareholders of the Company.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, and will temporarily exercise the term of office until the date of the next General Meeting to be held, which will appoint a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 3 of Article 18 or by the majority of board members.

Paragraph 1 - Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 - All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any member of the Board of Directors, it may be substituted at Board meetings by another director expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his own vote, shall cast the early vote of the absent director.

Article 20 - The Board of Directors shall, in addition to the other duties attributed thereto by law or by the Bylaws:

(i)       exercise the normative functions regarding the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or the Board of Officers;

(ii)       establish the general orientation of the Company’s businesses;

(iii)       elect and dismiss the Officers of the Company;

(iv)       attribute to the Officers their respective functions, observing the provisions of these Bylaws;

(v)       resolve on the calling of the General Meeting, when deemed appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)       supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or which are in the process of being executed and any other acts;

(vii)       analyze the quarterly results of the operations of the Company;

(viii)       choose and remove independent auditors;

(ix)       call the independent auditors to provide the clarifications it deems necessary;

(x)       evaluate the Management Report and the accounts of the Board of Officers, and resolve on their submission to the General Meeting;

(xi)       approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation;

(xii)       approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)       determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled companies or affiliates, as well as in any foundations sponsored thereby;

(xiv)       previously issue statements on any subject to be submitted to the General Meeting;

(xv) authorize the issue of shares of the Company, within the limits authorized in article 6 of these Bylaws, establishing the issue conditions, including the paying-up price and term, being also able to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)       resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)       resolve on the issue of subscription warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock bonus, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)       grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)       establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)       resolve on the issuance of debentures;

(xxi)       authorize the Company to post bond with respect to third-party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)       approve the Board of Officers' authority and policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii)   approve hiring of a trustee institution to provide bookkeeping services;

(xxiv)   provide, in compliance with the rules of these Bylaws and applicable legislation, the order of its work and adopt or issue rules for its operation;

(xxv)   pronounce itself for or against any public offer of shares and other securities convertible into or exchangeable for shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offer of shares, which shall address, at least: (i) the convenience and opportunity of the public offer of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offer of shares available on the market, as well as the information required by the applicable rules established by CVM;

(xxvi)   resolve on (i) the statement of interim dividends, pursuant to Article 31, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law;

(xxvii)  define the individualization of the global compensation of managers approved by the General Meeting;

(xxviii)  provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control, and decide whether these transactions ensure fair and equitable treatment to the Company’s shareholders;

(xxix)   assess and annually disclose a list of the independent members of the Board of Directors, as well as indicate and justify any circumstances that may compromise their status as independent members; and

(xxx)    resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most nine (9) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Operations and Procurement Officer, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining may be Executive Officers, all of whom shall serve for a term of three (3) years, reelection being permitted, and the position of

Investor Relations Officer must be filled.

Paragraph 1 - The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - In the case of absence or temporary impediment, the Officers will be replaced by another Officer, chosen by the Group CEO. In case of vacancy, an interim substitute shall be appointed, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - The Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being especially responsible for:

(i)        complying with and causing compliance with these Bylaws and the resolutions of the Board of Directors and of the General Shareholders’ Meeting;

(ii)       prepare and submit to the Group’s Operational Committee, each year, the strategic plan, its annual reviews, and the general budget of the Company, making sure they are executed, so that they are later sent to the Board of Directors, pursuant to article 26, item “c”, of these Bylaws;

(iii)       resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

(iv)       deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)       submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)       submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to the activities attributed to them by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Financial Officer:

(a)       to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(b)       to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c)       to provide guidance to the Company on any decision-making that involves financial risks;

(d)       to prepare financial reports and provide information on his or her areas of responsibility to the bodies of the Company;

(e)       plan and execute management policies within his or her scope; and

(f)        other duties that may be assigned thereto from time to time by the Group CEO.

Paragraph 2 - It is incumbent upon the Legal and Compliance Officer:

(a)       to advise and assist the Company with respect to legal matters;

(b)       to defend the interests of the Company before third parties;

(c)       to develop and coordinate the compliance program of the Company; and

(d)       other duties that may be assigned thereto from time to time by the Group CEO.

Paragraph 3 - It is incumbent on the Global Operations and Procurement Officer:

(a)       to prepare the Company's mid- and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order Cycle areas;

(b)       to monitor the Company's short-term commercial performance; and

(c)       other duties that, from time to time, are determined by the Group CEO.

Paragraph 4 - It is incumbent on the Executive Officer for Latin America:

(a)       to evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b)       other duties that, from time to time, are determined by the Group CEO.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a)       to organize and act as secretary at the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of these meetings;

(b)       to organize the processes for integrating new members of the Board of Directors, boards and committees and new officers into the Group;

(c)       to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(d)       to establish the best dialog between the Board of Directors and the Group’s executive areas;

(e)       to prepare the annual calendar of activities of the Board of Directors and the Annual General Shareholders' Meeting;

(f)       to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Group CEO.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(a)       to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

(b)       to provide information to investors, CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable laws, in Brazil and abroad;

(c)       to keep the registration of the Company as a publicly-held company updated with CVM; and

(d)       other duties that may be assigned thereto from time to time by the Group CEO.

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a)       to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b)       to coordinate the activities of the Company and controlled companies thereof;

(c)       to conduct the budgetary management of areas of the Company under their supervision, including management and cost control;

(d)       to coordinate the actions of his/her area and specific responsibilities with that of the other officers;

(e)       to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image; and

(f)        other duties that may be assigned thereto from time to time by the Group CEO.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1)

attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 - The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - The Company may be represented by one (1) single Officer or one (1) attorney-in-fact in the following cases:

(a)       where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers;

(b)       with respect to receiving and giving acquittance for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

(c)       in the case the Company is represented by the Investor Relations Officer before CVM and other control bodies and institutions that operate in the capital market.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Board of Officers or an attorney-in-fact, acting alone, or even by the adoption of the limitation of authority criteria, to restrict, in certain cases, the representation of the Company to only one Officer or attorney-in-fact.

Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(a)       all powers of attorney shall be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this Article shall not be valid nor shall they be binding upon the Company.

Subsection IV

Group’s Operational Committee

Article 25 - The Group’s Operational Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a)       the Group CEO;

(b)       the main executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c)       other directors or executive officers of the Company nominated by the Group CEO and appointed by the Board of Directors.

Paragraph 1 - The Group's Operational Committee will be chaired by the Group CEO.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Group’s Operational Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, and activities of the Chairman of the Group’s Operational Committee, among other things.

Article 26 - It is incumbent upon the Group's Operational Committee:

(a)       to assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b)        to identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c)       to review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic and business plan and supervise its execution;

(d)       to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e)       to act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f)       to foster the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advising body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members:

(i)        at least one (1) of whom must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii)       at least one (1) of whom must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by CVM;

(iii)       a least one (1) of whom may not be a member of the Company’s Board of Directors; and

(iv)      one (1) of whom may accumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 -The Audit Committee shall be coordinated by a Chairman designated upon appointment of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 - The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall set forth rules regarding call notice, establishment, voting, and frequency of meetings, terms of office, requirements on the qualifications of its members and activities of the Chairman of the Audit Committee, among other things.

Paragraph 3 - The Audit Committee shall have its own budget, approved by the Board of Directors, intended to cover expenses with its operation and with the hiring of consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

Article 28 - The Audit Committee shall:

(i)        issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)       approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii)       assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)       assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)       assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)      assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)      have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii)     other duties set forth in the Internal Rules of the Audit Committee.

SECTION III

FISCAL COUNCIL

Article 29 - The Company's Fiscal Council, with the duties set forth by law, shall be composed of three (3) members and an equal number of alternates.

Paragraph 1 - The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 - The investiture of the Fiscal Council members, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which shall set forth that it shall be subject to the commitment clause referred to in Article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 - The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a)       balance sheet;

(b)       profit and loss statement;

(c)       statement of comprehensive income;

(d)       statement of stockholders’ equity;

(e)       statement of cash flows;

(f)       value added statement; and

(g)       explanatory notes to the financial statements.

Paragraph 2 - The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends, a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)        the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)       the decrease of the amounts intended, in the exercise, for the creation of the legal reserve and reserves for contingencies; and

(iii)       whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76).

Paragraph 1 - The Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the mandatory dividend referred to in this Article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this Article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 - The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the mandatory dividend referred to in this Article is assigned to the shareholder in each year.

Paragraph 3 - The Company may prepare semi-annual or interim balance sheets. The Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare interim dividends from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity, pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND OPA AS A RESULT OF REACHING A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or condition subsequent that the purchaser undertakes to carry out the public offer of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

OPA AS A RESULT OF REACHING A RELEVANT INTEREST

Article 34 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offer for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable CVM regulations, the regulations of B3 and the terms of this Article.

Paragraph 1 - The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition under the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article.

‘Share Value’ means the greatest amount between: (i) the highest unit price achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) minus the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 - The conduct of the OPA referred to in the main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 - The conduct of the OPA referred to in the main section of this Article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened specially to resolve on the OPA.

Paragraph 5 - The Relevant Shareholder shall be obliged to comply with any CVM requests or requirements related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 - If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any CVM requests or requirements, if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 - Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this Article 34.

Paragraph 8 - The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this Article.

Paragraph 9 - The provisions of this Article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 - For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this Article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 - For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. The examples of persons who may represent the interests of the Relevant Shareholder include any person

(i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Company’s Average Consolidated EBITDA” is the arithmetic means of the Company’s Consolidated EBITDA related to the two (2) most recent full fiscal years.

“Company’s Consolidated EBITDA” means the Company’s consolidated operating profit before the net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the consolidated audited financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 - If CVM regulations applicable to the OPA set forth in this Article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to CVM regulations shall prevail in the execution of the OPA set forth in this Article.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, CVM regulations and applicable B3 regulations.

Sole Paragraph - If the Relevant Shareholder fails to comply with the obligations imposed by this Article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this Article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 - The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

COMPANY’S LIQUIDATION

Article 37 – The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 - Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, Officers, Committee members and their other employees holding management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to their own benefit or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II, of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of their duties; (ii) with bad-faith, gross negligence or fraud; or (iii) in their own interest or that of third parties, in violation of the

Company’s corporate interest, they shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 - The indemnification conditions and limits that are object of this Article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the contracting of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 – Events not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 – The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden from accepting and considering any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden from accepting and proceeding with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company’s shareholders who are signatories of the Company’s Shareholders Agreement, dated September 4, 2019 and filed at the headquarters of the Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Company’s Shareholders Agreement, including, but not limited to, purchasers who are (i) descendants and spouses, heirs or testamentary heirs of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that may contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, investment funds, trusts or similar trust entities, whose beneficiaries are the shareholders, their descendants, spouses, heirs or testamentary heir.

* * *

Comparative Chart of the proposed amendments to the Bylaws of Natura &Co

Redação Atual do Estatuto Social da Companhia	Alteração Proposta ao Estatuto Social da Companhia	Justificativas

Article 5 - The Company’s capital stock, fully subscribed and paid up, is twelve billion, six hundred and ninety-five million, six hundred and ninety four thousand, ninety three reais and eighty centavos (12.695.694.093,80), divided into one billion, three hundred and seventy-nine million, seven hundred and thirty seven thousand, fifty five (1.379.737.055) registered common shares, with no par value.

Article 5 - The Company’s capital stock, fully subscribed and paid up, is ~~twelve billion, six hundred and eight million, four hundred and fifty-one thousand, four hundred and sixty-one reais and forty-eight cents (BRL 12,608,451,461.48)~~  twelve billion, six hundred and ninety-five million, six hundred and ninety four thousand, ninety three reais and eighty centavos (12.695.694.093,80), divided into ~~one billion, three hundred and seventy-five million, eight hundred and nineteen thousand, three hundred and four (1,375,819,304)~~ one billion, three hundred and seventy-nine million, seven hundred and thirty seven thousand, fifty five (1.379.737.055) registered common shares, with no par value.

The purpose of the amendment is to update the Company's capital stock to reflect the capital increases already carried out and not reflected in the Company's Bylaws. Such capital increases were authorized by the Company's Board of Directors within the limit of authorized capital, in accordance with the provisions of Article 6 of the Bylaws.